SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNEX 17

Information on appraisers in the context of the Mergers of Shares (Annex L of CVM Resolution 81)

ANNEX 17

Information on appraisers

in the context of the Mergers of Shares

(Annex L of CVM Resolution 81)

1.	List the appraisers recommended by management

(a)              Taticca Auditores Independentes S.S., Taticca Auditores Independentes S. S., simple company, headquarted in the city of São Paulo-SP, Rua Dr. Geral Campos Moreira, 375, Sala 51, Cidade Monções, CEP 04.571-020, enrolled with the CNPJ/ME under No. 20.840.718/0001-01 (“Taticca”), which was engaged by the Company, subject to the ratification of such engagement by the Company's shareholders, for the purposes of preparing an appraisal report on the book equity value of the Company and each of the Subsidiaries, with base date as of June 30th, 2022, where such reports were the basis for calculating the exchange ratio between the Company's shares and the shares of each Subsidiary for the purposes of the Mergers of Shares, which was proposed to the shareholders in the Management Proposal; and

(b)             Ernst & Young Assessoria Empresarial Ltda., limited liability company, with headquarters at the city of São Paulo-SP, at Av. Presidente Juscelino Kubitschek, No. 1909, Vila Nova Conceição, CEP 04.543-907, SP Corp Tower Torre Norte, 9th floor, unity 91, enrolled before the CNPJ/ME under No. 59.527.788/0001-31 (“EY”), which was engaged by the Company, subject to the ratification of such engagement by the Company's shareholders, for the purpose of conducting the appraisal report of the Company and each of the Subsidiaries required pursuant to article 264 of the Brazilian Corporate Law.

2.               Describe the training of the recommended evaluators

The Accounting Appraisal Reports of the Company and Subsidiaries were prepared by Taticca (Taticca Auditores Independentes S.S.). Taticca is a company authorized to provision of accounting report issuance services as it is an audit company with records in the CRC and CVM, which it has had since its inception. This qualification is as required by the Brazilian Corporate Law. Taticca has already executed and issued hundreds of accounting reports.

The Appraisal Reports of Art. 264 of the Company and Subsidiaries were prepared by EY (Ernst & Young Assessoria Empresarial Ltda.), a company that is part of the Grupo Ernst & Young Brasil, linked to the Ernst & Young Global network, one of the main 325 727805432.1 auditing, consulting and global business advisory. Currently, Ernst & Young has offices in 12 cities in Brazil, and has more than 7,000 employees in the country. EY's Strategy and Transactions (SaT) service line provides services related to aspects of Corporate Finance (Mergers and Acquisitions, Project Finance, Financial Strategy, Valuation Modeling and Economics, Valuation of Fixed Assets), Due Diligence and Operations and Strategy services. The Corporate Finance area of EY's SaT department was responsible for preparing the reports. The review process followed at EY is careful and consists of several stages, in which qualified professionals, from all hierarchical levels, who participated and who did not participated directly in the work, are engaged. Specifically in the area of Corporate Finance, responsible for preparing the reports, all models/ worksheets and appraisal reports undergo a review process initiated by the technical team responsible for the project. To ensure the quality of the project, the models/spreadsheets and reports are reviewed both by the Partner responsible for the work, or by an Independent Review Partner who has not effectively participated from the project. All the existing technology and the best methodology are not enough if there is not a team with adequate level of knowledge and experience and a total interaction with the team of the evaluated Companies. The project was led by professionals with experience in Business Valuation, Financial Advisory and Corporate Finance from the EY SaT Department, for various purposes, including reports for the Merger of Shares.

3.               Provide a copy of the work proposals and remuneration of the recommended evaluators

The work proposals and respective remuneration proposals submitted by Taticca and EY for the works described in item 1 above are attached to the Management Proposal as ANNEX 17-A and ANNEX 17-B.

4.               Describe any relevant relationship existing in the last three (3) years between the recommended appraisers and parties related to the company, as defined by the accounting rules that deal with this subject

EY provided the following services to Eletrobras and/or subsidiaries:

- Tax planning consulting service for the group;

- Valuation service for the subsidiary SAESA SCS (DAE Departamento de Água e Esgoto);

- Accounting consulting service for the subsidiary Eletronorte.

ANNEX 17-A

Copy of Taticca's work proposal

TATICCA
Audit / Tax / Corporate Finance / Advisory

HIGH EXPERTISE FOR YOU

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

CNPJ: 00.001.180/0001-26

AUDIT PROPOSAL

ISSUANCE OF ACCOUNTING REPORTS OF JUNE 30, 2022 FOR INCORPORATION OF SHARES OF OWN HOLDING AND ITS SUBSIDIARIES:

- ✓ ELETRONORTE - Centrais Elétricas do Norte do Brasil S.A.
- ✓ CGT ELETROSUL - Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil
- ✓ FURNAS - Furnas Centrais Elétricas S/A
- ✓ CHESF - Companhia Hidrelétrica do São Francisco

Allinial GLOBAL

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

São Paulo, October 17, 2022.

Proposal TAISS/SP 1180-2022

Dear,

We are pleased to present our proposal for the provision of professional independent audit services for the issuance of accounting reports of the balances of June 30, 2022 for the incorporation of shares of the holding company itself and subsidiaries:

- ✓ Eletronorte - Centrais Elétricas do Norte do Brasil S.A.
- ✓ CGTE Eletrosul - Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil
- ✓ Furnas - Furnas Centrais Elétricas S/A
- ✓ Chesf - Companhia Hidrelétrica do São Francisco

We put at your disposal all the resources necessary for the provision of services aligned with the quality standard required by the profession and consistent with the relevance of Centrais Elétricas Brasileiras S.A. ELETROBRAS (CNPJ 00.001.180/0001-26) in its market. Our company's business strategy is to provide personalized services. For this, the service team will be formed by experienced professionals with effective participation of the partners in the work.

We reaffirm our commitment and motivation to carry out this project. We are at your complete disposal to provide any further clarification stemming from our proposal. If you need additional information, please do not hesitate to contact us.

This letter was customized so that Centrais Elétricas Brasileiras S.A. ELETROBRAS can analyze taticca's proposal. Like Centrais Elétricas Brasileiras S.A. ELETROBRAS, TATICCA is also inserted in an environment of high competition, where intellectual property, methodologies, technical approaches and confidentiality are key components of our competitive advantage. In this way we classify this document as confidential and restricted use for the administration of Centrais Elétricas Brasileiras S.A. ELETROBRAS. If Centrais Elétricas Brasileiras S.A. ELETROBRAS should not be circulated to those other than the recipients designated herein.

AHoppe.

ADERBAL ALFONSO HOPPE
Partner
TATICCA Auditores Independentes S.S.

OFFICES: SÃO PAULO - BELO HORIZONTE - BLUMENAU - BRASÍLIA - CURITIBA - PORTO ALEGRE - RIO DE JANEIRO

TATICCA Audit / Tax / Corporate Finance / Advisory
Allinial GLOBAL.

HIGH
EXPERTISE
FOR YOU

01 HIGH KNOWLEDGE FOR YOU

Professionals with more than 20 years of experience, trained in B4 and largest firms.

TATICCA was born for the purpose of providing complete services and with highly qualified professionals to its clients. In this way we offer in our portfolio external and internal audit services, expertise and investigations, tax consulting, technology and risk mapping, business advisory, corporate finance, training and related services. We strive to maintain a qualified and experienced team. Our partners have more than 20 years of experience. We want to be recognized for being a smart choice, offering services that are performed by highly qualified and experienced professionals, with personalized service, all committed to the transfer of knowledge to our customers.

02 FAIR FEES

Our infrastructure cost is minimal, ensuring a fee formed basically by the cost of our professionals.

More than financial reward for our services, we want to develop lasting partnerships and on solid foundations of trust. Therefore, for each study we carefully evaluate the financial pricing to present a proposition of fair fee. We are always open to rediscussing our proposed fees if our values are not compatible with the expectation or financial condition of our clients. For TATICCA the financial reward for its services will always be in second place.

03 HIGH QUALITY STANDARD

Our services are performed with high quality standard, meeting all the required regulatory requirements. We follow the methodologies of national and international councils and institutes related to our activities, among them:

We use ASD Auditor as an audit tool and enable remote work online and with all staff interacting.
Comissão de Valores Mobiliários (CVM),
Conselho Federal de Contabilidade (CRC),
Instituto dos Auditores Independentes (IBRACON),
Instituto Brasileiro de Avaliações e Perícias em Engenharia (IBAPE),
ABNT - Associação Brasileira de Normas Técnicas,
International Valuation Standards Council (IVSC),
Uniform Standards of Professional Appraisal Practice (USPAP)
TATICCA believes that combining professional experience with technological innovation is the smartest way to offer your company unique and differentiated services. Therefore, we develop our own software that we choose not to market, restricting its domain only to TATICCA.

04 PERSONALIZED SERVICE

A partner present in the field and team formed by more experienced professionals.

We apply a personalized approach, always with the presence of a partner in the field, in order to meet your expectations, providing a project with high added value. With offices in São Paulo, Belo Horizonte, Blumenau, Brasília, Curitiba, Porto Alegre and Rio de Janeiro, TATICCA can bring its smart and personalized services with maximum efficiency and total agility to all regions of Brazil.

CAN WE TRUST THE QUALITY OF TATICCA SERVICES?

TATICCA is a member of ALLINIAL GLOBAL.

This ensures an international standard and quality service delivery worldwide. We focus on retaining talent to deliver a satisfactory and robust service.

All members of our team have high experience in their industry.

This allows our team to conduct relevant and purpose-made issues during our services.

WHAT ADDITIONAL VALUES Does TATICCA OFFER?

We go beyond the formal opinions we are hired to. Our goal is to bring innovative insights to your business, helping you respond to your demands and regulatory challenges.

We use an approach with technological tools for several areas.

We offer a team with complementary talents, professionals who have high knowledge in publicly held companies, advanced accounting, corporate consulting, market regulations, taxes, among others.

WHAT'S IT LIKE WORKING WITH TATICCA?

We believe that the market sees a difference in TATICCA. We are collaborative and face challenges with innovative ideas. We build lasting relationships with our customers, creating direct communication with frank and honest insights.

These are some characteristics of our services. We encourage you to see our team as an extension of your team, so that our approach, way of working, and deliverables will be commonplace.

HOW WILL TATICCA MEET DEADLINES?

Before starting work, we will prepare a detailed audit plan, pre-scheduling meetings, constantly monitoring the progress of the audit service, avoiding the need for additional hours.

We will hold regular meetings to ensure full alignment. This is the commitment of TATICCA partners and our customer service team.

SCOPE OF THE JOB

Nature of service and scope

Our proposal aims to perform professional independent audit services for issuing accounting reports incorporating shares of the holding company itself and subsidiaries:

- ✓ Eletronorte - Centrais Elétricas do Norte do Brasil S.A.
- ✓ CGTE Eletrosul - Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil
- ✓ Furnas - Furnas Centrais Elétricas S/A
- ✓ Chesf - Companhia Hidrelétrica do São Francisco

Our procedures and model will be those contained in the Standard of Assessment Report Issued by an Independent Auditor.

Our accounting evaluation work corresponds to that required by Brazilian auditing standards, with compliance and application of technical procedures to the same extent and documentation required for audit examinations, with the objective of issuing an opinion on the financial statements.

The procedures are adapted to the circumstances, since, in the work intended for the issuance of accounting valuation report on a certain base date, the procedures applied are mainly directed to the values contained in the balance sheet, and are therefore not directed to examine and give an opinion on the income accounts, cash flows and/or changes in the net assets during the period ended on the base date of the valuation report.

We will issue evaluation reports of the net accounting collection calculated through the accounting books. By valuation by book value comprises measurement of net assets, or net worth, according to accounting practices adopted in Brazil. We shall issue as a model of Annex I to the Standard for issuing an opinion, including discriminating the assets, rights and obligations under valuation.

ELETROBRAS will provide us with a letter of representation according to audit rules and according to a model previously available.

The Administration's cooperation in providing such records, documents, information and assistance as agreed in time is an important factor in issuing our report on the stipulated date. As part of our review process, we will ask the Administration for written confirmation of the statements made to us.

OUR APPROACH

A

Planning
Alignment of visit dates with administration. Definition of communication protocol. Mapping of the relevant themes of the Company. Initial diagnosis of accounting and auditing issues.

B

Balance review
Review of the balances of 12/31/2021 and ITRs 2022, to the extent we deem necessary to understand the possible impacts, if any, on the balances of 06/30/2022.

C

Understanding Relevant Transactions
Understand the relevant transactions that occurred in 2022 and the critical and relevant business processes.

D

Balancesheet Test
Analytical reviews of accounting balances; review of reconciliations and documents for relevant transactions, documentary sampling tests for selected transactions based on risk and relevance.

E

Issuance of preliminary accounting reports
Issuance of draft reports at the beginning of the work
Adjustments to reports

F

Issuance of final accounting reports
Issuance of reports on the defined date

JOB SCHEDULE

	3. week Out/22	4. week Out/22	1. week Nov/22	2. week Nov/22								
Work Plan with the administration	x											
Audit Planning	x	x										
Review of DFs 2021 and ITRs 2022	x	x	x									
Testing relevant transactions		x	x	x								
Reporting - preliminary	x											
Issue of report - final				x

OUR NATIONAL AND INTERNATIONAL PRESENCE

TATICCA is a Brazil member firm of ALLINIAL GLOBAL and we are present in more than 99 countries. In the list of international entities, including networks and associations, ALLINIAL GLOBAL ranks 10th in the global audit and consulting ranking. It is present in hundreds of locations, with more than 4,000 members and more than 32,000 employees. Consolidated annual revenue is more than $4.6 billion. Being ALLINIAL GLOBAL allows us to better serve our customers and projects locally and internationally. **In Brazil we have offices in 7 states, BUT WE OPERATE THROUGHOUT BRAZIL, with a team of more than 100 specialists.**

BRASÍLIA
BELO HORIZONTE
SÃO PAULO
RIO DE JANEIRO
CURITIBA
PORTO ALEGRE
7 offices
+ 12 Partners
+ 100 experts
+99 coutries
+USD 4,6 Bi revenue
10º Audit/consult
+32 mil staff
+530 offices
+4,000 Partners

SOME OF OUR PARTNERS

WE STRIVE TO MAINTAIN A HIGHLY REGARDED AND EXPERIENCED TEAM

ADERBAL HOPPE
Audit
11 981 085 642

CELSO HINKELDEY
Advisory
11 992 800 964

JUAN SENZIANI
Tax
11 997 300 682

CHRISTIAN CÂNDIDO
Labor/Social Security
11 948 662 887

MARISE MIGUEL
Accounting
11 984 439 826

LUIS CARLOS DE SOUZA
Audit
47 992 002 633

RENATO GONÇALVES
Corporate FInance
47 991 791 700

LEOPOLD KOENIG
Tax
41 991 016 560

ADRIANO DE ALCÂNTARA
Audit
47 999 573 754

RICARDO MASSERA
Audit
41 998 111 887

RENATI SUZUKI
Audit
51 995 745 184

CARLOS ALBERTO SANTOS
Audit
51 997 077 543

MARCELO CERQUEIRA
Tax
51 999 968 715

LUIZ FERNANDO SOARES
Audit
51 997 857 500

TEAM THAT WILL SERVE THE COMPANY

Luis Carlos de Souza
Quality partner
Aderbal Hoppe
Audit Partner
TAX
AUDIT
IT
Andreos Kuroki
Tax Partner
Simone Dedino
Manager
Aderbal Hoppe
Partner
Valéria Oliveira
Director
Analu Improta
Manager
Celso Hinkeldey
Partner
STAFF

TEAM THAT WILL SERVE THE COMPANY

ADERBAL ALFONSO HOPPE

Audit Partner

He has worked since 1990 in accounting, independent auditing and financial and accounting consulting in BRGAAP, USGAAP, IFRS and IPSAS. Partner at TATICCA since 2014, he worked at Actus Auditores from 1990 to 1995 and at EY Auditores from 1995 to 2014. Member of the Board of Allinial Global.

Master's degree in Accounting and Actuarial Sciences from PUC/São Paulo, post-graduated in Business Management from UFPR/Curitiba, graduated in Accounting From FURB/Blumenau. Certified in International Accounting by ACCA/UK and international audit standards by ACCA/UK.

Registration with CVM, IBRACON, CNAI and CRC. Specialist in the regulated segments of: electricity, sanitation, gas, ports, airports, highway concessions. Professor at FIPECAFI, FGV, IOB/SAGE. Director at ANEFAC. Director at IBRACON. Member of the Energy and Gas Working Groups at IBRACON and concessions in the CFC. Co-author of books.

LUIS CARLOS DE SOUZA

Audit Partner - Qaulity

He has been acting since 1992 as an independent auditor, having worked for the last 8 years as an audit partner at EY. Solid knowledge in auditing and advising companies of various sizes, including family, publicly traded and multinational.

He holds an MBA in Business Management fundação Getúlio Vargas and a Bachelor of Accounting degree from the Regional University of Blumenau. Registration with IBRACON, CNAI and CRC. Active speaker, having given several lectures in class entities (IBRACON and CRC) and in public events promoted by audit firms.

He has worked in several ipo and offerings, as well as in corporate restructuring, including acquisitions, mergers and mergers; acting especially in the evaluation of accounting aspects, Purchase Price Allocation and potential operational and corporate risks. Actively participated in the initial adoption process in Brazil of IFRS. Among others, he was the partner responsible for the auditor of the SLC Agrícola, Grendene, Cremer, Cia. Iguaçu Celulose, Unicasa S.A., Camil Alimentos, Tuper S.A.

CELSO ROBERTO HINKELDEY

IT Partner

He started a career at EY in 1995 and remained in this organization until 2014, serving as managing partner in the last 2 years of EY. He also served at EY's London office for approximately 2 years (2004 – 2006). He is currently an Advisory partner at TATICCA – Allinial Global.

Graduated in Accounting From the Regional University of Blumenau; Postgraduate in Finance from FAE Business School in Curitiba; MBA from IBMEC in São Paulo.

Celso has 25 years of professional experience through balance sheet audit ing and business consulting work in national and multinational companies at EY both in Brazil and abroad and has served large clients as Atento, Norte Energia, Philips, Johnson & Johnson, Dell, Sony, Ashmore, Xerox, Goodyear, ThyssenKrupp, Eletropaulo, COPEL, CES, AES Tiete, AES Uruguaiana, Copel, Grupo FIX, Eletrosul, Zetta, JBS, ANEEL, Sulfabril, Cremer, Circulo, Usina São Manoel, Cisco.

JUAN SENZIANI

Tax Partner

He has been working in the tax area since 1997. Partner of TATTICA since 2023, worked at EY Auditores e Consultores Tributários from 1997 to 2009, graduated in Accounting Sciences from Mackenzie University/São Paulo. Specialist in the followings of: electricity, sanitation, industrial, agro-industry, civil construction and Road Concessions. Worked in the service to national and multinational companies of various segments, in work related to tax planning, due diligence, corporate restructuring and tax advice in the calculation and review of the tax burden of its clients, tax benefits (tax incentive of the profit of the exploitation and technological innovation).

Among its main clients served are: Duke Energy, Fibria, BRF, Dupont, ADM, HSBC, Pirelli, DHL, Grupo Laurent, Grupo IBOPE, Grupo Odebrecht.

TEAM THAT WILL SERVE THE COMPANY

VALÉRIA OLIVEIRA
Audit Director

More than 15 years working in accounting, independent auditing and accounting consulting in BRGAAP, USGAAP e IFRS.

Bachelor of Accounting from São Judas Tadeu University/São Paulo -SP. Registration with CRC - Regional Accounting Council of São Paulo and CNAI.

Acting in the services sector (telecommunications, insurance brokers) and industry (food and pharmaceutical), third sector companies (associations and unions), real estate companies, hotel companies and retail companies. Worked and acts in the evaluation of internal controls and risks, accounting, financial, corporate and tax/tax issues. Main clients: NET Serviços de Telecomunicação, Claro Serviços de Telecomunicação, Datora Telecom, Amcel, Sucos Del Valle – Coca-Cola, Mais Ind. de Alimentos – Coca-Cola, Leão Alimentos – Coca-Cola, Becton & Dickinson, DSM Produtos Nutricionais, Editora Globo, ESPM (Faculdade), BR Insurance, Grupo Salles Invest, Associação Brasileira de Companhias de Energia Elétrica - ABCE, Grupo Maksoud, JHS Loja Corr, HT Cabos, CEAGESP, Grupo Tamboré, Sindicato da Indústria de Energia no Estado de São Paulo – SINDIENERGIA, Insetimax, Bluequest, Associação Brasileira de Empresas Chinesas – ABEC, Grupo 5M Atacadista (Bem Barato).

ANALU IMPROTA
Audit Manager

More than 07 years in accounting, independent auditing and accounting consulting in BRGAAP, USGAAP, SOX and IFRS.

Bachelor of Accounting and with registration at CRC and CNAI.

Working in the financial sector (banks, investment funds, pension plans and brokers), industry (food and hospital supplies) and services (energy, hospitality, civil construction). Worked and acts in the evaluation of internal controls and risks, accounting, financial, corporate and tax/tax issues.

Main clients: FINEP, Lojacorr, Thysssen, Fusão, Grupo Santander, Grupo Bradesco, Grupo Espírito Santo, CM Capital Markets, Grupo Ambev, Copersucar, CSI – Companhia Siderúrgica Nacional, Braskem, Ultrapar, Grupo Maksoud, 5M Atacadista e Varejista, Brasil Insurance, dentre outros.

SOME OF OUR CLIENTS

Our services have several companies in various sectors. We present next to a list of clients that we have authorization to disclose them as customers.

- juriti
- Cremer
- PORTONAVE
- Triunfo
- Tuper
- Brookfield
- AON
- NET
- Embratel
- ANEEL
- Claro
- Energizer
- MAKSOUD PLAZA
- DUCATI
- ANAC
- thyssenkrupp
- faurecia
- Audi
- Celesc Distribuição S.A.
- MITSUBISHI
- CPFL ENERGIA
- SantoAntônio Energia
- EPSON
- CINEMARK

CERTIFICATIONS AND REGISTERS

Our company and our professionals have the best qualifications in the market. Next door we present some of them.

- CFC – Conselho Federal de Contabilidade
- CVM – Comissão de Valores Mobiliários
- IBRACON – Instituto dos Auditores Independentes do Brasil
- OAB Nacional
- CFA – Conselho Federal de Administração
- CONFEA
- COFECON – Conselho Federal de Economia
- Exame IBRACON CNAI
- Think Ahead ACCA
- IIA – The Institute of Internal Auditors
- GRI – Empowering Sustainable Decisions
- PMI – Project Management Institute

OUR COMMITMENTS

We will invest time in building relationships.	Meeting of alignments of expectations and commitments and constant interaction with management. An educated team that will use their time optimizing services, rather than asking questions without foundations.
We will respond quickly to your needs.	Quick response to customer emails and phone calls. Permanent discussion on the progress of the work and confirmation of the conclusions of the work. Audit issues dealt with quickly, clear and open thinking, performing a "record of problems", providing clarity on how they were resolved.
We will provide collaborative and pragmatic solutions to the problems faced.	*Insights based on industry experiences, rather than looking for solutions that are often impractical.* *Decisions made clearly explained to the Entity, visualizing the possible range of results.*
We will be innovative in our approach.	The services will start with an internal planning session between all TATICCA teams and with the Company's management. We seek to create a new work experience every year, with new perspectives on the work to be done.
We will provide frank and honest insights into your business.	Our teams like to share their observations - based on facts - we'll share views on people, processes, and policies in an open way. Practical suggestions where we should improve efficiency and benchmarking against what we see elsewhere.
We will be proactive in our work.	Always following the emerging business change, helping you plan tomorrow. You will see and hear about us all year round, not just during the work cycle.

OUR FEES

1 FINANCIAL COMPENSATION FOR THE SERVICE

Our commitment to Centrais Elétricas Brasileiras S.A. ELETROBRAS (CNPJ 00.001.180/0001-26) is to provide services with quality and efficiency. In this spirit we will strive to propose fees that are competitive and, at the same time, allow us to allocate qualified professionals able to achieve the expected objectives. We propose that 50% may be billed in the issuance of the draft reports and 50% in the issuance of final reports, due in 15 days:R$92.000,00 – (holding) Centrais Elétricas Brasileiras S.A. ELETROBRAS

- ✓ R$92.000,00 - Eletronorte - Centrais Elétricas do Norte do Brasil S.A.
- ✓ R$92.000,00 - CGTE Eletrosul - Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil
- ✓ R$92.000,00 - Furnas - Furnas Centrais Elétricas S/A
- ✓ R$92.000,00 - Chesf - Companhia Hidrelétrica do São Francisco

2 REIMBURSEMENT OF EXPENSES AND TAXES

Our fees do not provide for travel expenses that may be necessary to meet Centrais Elétricas Brasileiras S.A. ELETROBRAS (CNPJ 00.001.180/0001-26) and that in the event of trips to perform work in other locations outside the headquarters of Centrais Elétricas Brasileiras S.A. ELETROBRAS, such trips will be previously discussed with V.Sas., who must approve them and, in this case, such expenses should be reimbursed.

Our professional fees provide for the taxation in effect on the provision of the services contracted herein. The amount of current taxes levied on our services, provided for under current tax legislation total, corresponding to 5.00% of ISS, 0.65% by way of PIS, 3.00% under COFINS, 8.00% for IRPJ and 2.88% as CSLL. These taxes are included in our above-shown fees and a line demonstrating fees without gross-up these taxes.

We emphasize that the completion of our procedures depends on the level of cooperation and involvement on the part of the Company's professionals who are participating in the execution of the project and, mainly, on the provision of timely information. If the collaboration received is not compatible with our expectations, we will position your administration regarding changes in the duration of our work. Our hours budget was drawn up based on our experience in similar work, which we believe is appropriate for the circumstances. In the event of any change occurring, or unanticipated difficulties arise, we will immediately discuss with your Administration to adjust the scope of work or review the effects on this budget.

Our commitment is to audit with the fees of this proposal without any additional hours charged. In the event of any new work that does not conflict with the external audit work object of this proposal, it will be defined extension of the new work and a specific measurement prior to any execution.

ACCEPTANCE

ACCEPTANCE OF THE PROPOSAL

We hope that our proposal will meet your expectations and we appreciate the opportunity to provide services to Centrais Elétricas Brasileiras S.A. ELETROBRAS (CNPJ 00.001.180/0001-26). If this Agreement reflects the commercial terms and conditions attached accurately on the basis of which the Company has agreed to hire us, sign in the placeholder below on behalf of the Company and return a route to TATICCA.

LEGAL AND RELEVANT INFORMATION

In accepting this commercial proposal, we will arrange the issuance of our employment contract.

AHoppe.

ADERBAL ALFONSO HOPPE
TATICCA Auditores Independentes S.S.
CNPJ 20.840.718/0001-01

Centrais Elétricas Brasileiras S.A. ELETROBRAS
CNPJ 00.001.180/0001-26

TATICCA®

Audit / Tax / Corporate Finance / Advisory

HIGH EXPERTISE FOR YOU

ANNEX 17-B

Copy of EY’s work proposal

Eletrobras:
Merger of Shares

Technical and commercial proposal

October 18, 2022 - DRAFT FOR DISCUSSION

The better the question. The better the answer.
The better the world works.

EY
Building a better working world

1. Our understanding and suggested approach
2. Schedule and Fees
3. Our Team
4. Annexes

Centrais Elétricas Brasileiras S.A. - Eletrobras

We are pleased to present our proposal for providing professional services to Centrais Elétricas Brasileiras S.A. - Eletrobras ("Eletrobras", "Company" or "Client") related to the valuation analysis ("Valuation") of Eletrobras's controlled companies, namely Chesf, Eletrosul, Eletronorte and Furnas ("Controlled Companies"), as well as SPEs, colligates and participated companies of Eletrobras itself ("Parent Company"), on the valuation date of June 30, 2022 ("valuation date"), assets which are qualified further on in this document and jointly defined as "Valued Assets", with the purpose of supporting a possible full merger of the shares of the Controlled Companies, transforming them into wholly owned subsidiaries.

We understand that our work will be used by you solely to support the management of Eletrobras ("Management") in the context of a possible merger of shares of its Subsidiaries, and therefore should not be used for any other purpose, including any type of transaction and/or financing support, or as support for the preparation of its financial statements and/or the Valued Assets. It is important to emphasize that our work will be carried out based on accounting and management information to be supplied by Eletrobras, which will not be the object of any verification, due diligence or auditing procedure.

This document is not an agreement or a contract, but rather a description of the terms and conditions for the development of the services proposed by EY Assessoria Empresarial Ltda. Once the scope of work, fees and commercial guidelines have been approved, the contracts will be forwarded to Eletrobras. The services mentioned herein were sent to EY's internal approval process, according to our risk and independence policy. Our final contracting is conditioned to this approval.

We thank you for the opportunity to present our services to Eletrobras and we are at your disposal for any further clarifications.

Independence and conflict of interest

The services mentioned herein were sent to EY Brazil's internal approval process, according to our risk and independence policy. Our final contracting is conditioned to this approval.

Carolina Rocha
Partner
Strategy and Transactions

Andréa Fuga
Partner
Strategy and Transactions

Rafael Max
Partner
Strategy and Transactions

Pag.2

1 Our understanding and suggested approach

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Background

Merger of shares

- As part of the restructuring process of the new Eletrobras, Management plans to carry out the merger of shares of its subsidiaries Chesf, Furnas, Eletronorte and Eletrosul, and transform them into its wholly-owned subsidiaries.
- The process of merger of shares must comply with the provisions of article 252 of the Brazilian Corporation Law and CVM Pronouncement 35 (if applicable).
- Upon the commencement of the merger process, a call notice must be prepared for the Company's shareholders regarding the Extraordinary General Meeting (EGM) with the shareholders, observing all the necessary information as set forth in CVM Instruction 481.
- The EGM must be convened in the Companies (parent company and subsidiaries) to approve the object of the transaction, as provided in articles 252 of the Corporations Law. A justification protocol, accounting report and market value report must also be prepared, in accordance with article 264 of the Brazilian Corporations Law (share exchange ratio).
- In accordance with Article 264 of the Brazilian Corporation Law, in the merger of a subsidiary by the parent company, the justification, presented to the general meeting of the subsidiary, must contain, in addition to the information provided in articles 224 and 225, the calculation of the replacement ratios of the shares of the non-controlling shareholders of the subsidiary based on the net worth of the shares of the parent company and the subsidiary, evaluated according to the same criteria and on the same date, at market prices, or based on another criterion accepted by the Brazilian Securities and Exchange Commission, in the case of publicly-held companies.
- For purposes of this work, we consider the economic-financial valuation (*Valuation*) as the other valuation criteria for determining the terms of substitution of shares between Subsidiaries and Parent Company.
- It is worth noting that the valuation methodology presented in this quotation does not consider a legal and corporate analysis by EY on the perimeter of the Assets Appraised, nor on the legal requirements that must be observed for a possible process of merger of shares in light of Article 264 of the Corporation Law and, therefore, must be validated by Eletrobras and its legal advisors.

Page 4

Perimeter of Assets Valued and suggested methodology

95 unique assets, among SPEs, subsidiaries and affiliates of Eletrobras and its subsidiaries *

Based on the representativeness of the subsidiaries' investment balance in Dec/21, the following valuation **methodologies** were indicated: multiples, discounted cash flow (DCF), *market cap* or *book value*

Considering these assumptions, we have the following *breakdown of* Assets Valued by type of methodology:

Multiple	58
DCF	18
Market cap	15
Book value	4

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* Based on the file "SPEs by companies 13_10_2022", made available by Eletrobras

Perimeter of Assets Valued and suggested methodology

Eletrosul

JIRAU ENERGY Jirau	TPP Teles Pires	LIVRAMENTO + 5 SPEs
20%	24,72%	78%

DCF

Eletronorte

NESA Belo Monte	TNE	BMTE
34,98%	49%	24,5%

DCF

SINOP Sinop	EAPSA Dardanelles
24,5%	24,5%

Multiple

Chesf

NESA Belo Monte	JIRAU ENERGY Jirau	SINOP Sinop
15%	20%	24,5%

IE GARANHUNS	IE MADEIRA
49%	49%

DCF

VAMCRUZ I + 4 SPEs	EAPSA Dardanelles	STN
49%	24,5%	49%

Multiple

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Perimeter of Assets Valued and suggested methodology

Furnas
MESA
Santo Antonio
72,37%
TPP
Teles Pires
24,72%
CHAPECOENSE
Foz do Chapeco
40%
SAO MANOEL
São Manoel
33,33%
BMTE
24,5%
IE MADEIRA
49%
MSG
49,9%
DCF
TIJOÁ
Três Irmãos
49,9%
SEFAC
Serra do Facão
54,01%
CNT
49,9%
LAZ
49,9%
Book value
ENERPEIXE
Enerpeixe
40%
RBE
Retiro Baixo
49%
BAGUARI ENERGIA
Baguari
30,62%
BVE
+ 17 SPEs
100%
PTE
24,5%
TMT
49%
GOT
49%
TER
49%
MGE
49%
TSP
49%
VSB
39%
TGO
100%
Multiple

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EY

Perimeter of Assets Valued and suggested methodology

Eletrobras

Asset	Stake
ELETRONUCLEAR	67,947%
CEEE G	32,736%
CEB LAJEADO	40,070%
PAULISTA LAJEADO	40,070%
LAJEADO ENERGIA	40,070%
ENEL G. P. CACHOEIRA DOURADA S.A.	0,127%
ENERGISA TO	0,015%
CER	0,002%
ENERGISA S-SE	0,009%
CHAPADA I + 7 SPEs	49%
CHAPADA II + 6 SPEs	49%
ROUAR	50%
LNT	49%

Multiple

Asset	Stake
CTEEP	35,026%
EQUATORIAL MARANHÃO	33,275%
EMAE	39,019%
AES BRASIL	6,810%
ENERGISA	2,315%
CELESC	10,751%
COELCE	7,063%
AUREN	1,035%
COPEL	0,559%
CELPA	0,990%
CEB	2,095%
RIO PARANAPANEMA ENERGIA	0,468%
ENERGISA MT	0,183%
CEEE D	4,622%
CELGPAR	0,029%

Market cap

Page 8

Scope of work

The economic and financial evaluation of the Assets Under Evaluation will be performed according to the methodology defined for each of them, which is indicated earlier in this proposal and must be validated by Eletrobras in light of the analyses of its legal advisors, and may be:

- Discounted Cash Flow of the firm (DCF);
- Analysis of Market Multiples and Multiples of Comparable Transactions, in case there is public information available of comparable companies and transactions (Multiples);
- Equity value/book value, represented by the balance of Equity (PL) in the audited financial statements at the valuation date (*Book value*); or
- *Market* capitalization value, valid only for publicly traded companies (*market cap*). It is worth mentioning that during the execution of the work, additional information to the *market cap of publicly traded* companies, such as liquidity and volatility, will be assessed in order to verify whether this metric is suitable for evaluation purposes. If these metrics indicate that the *market cap* methodology is not appropriate for these assets on the base date, they will be evaluated, for the purposes of this work, by the Multiple or *book value* methodology.

If there are other companies to be valued in addition to the Valued Assets defined herein, these will be treated at equity value, as recorded in the balance sheet on the valuation base date. If the parties consider it necessary to determine the economic value of these possible subsidiaries, by the DCF methodology, this calculation may be carried out through a separate proposal.

The end product of the proposed scope will be:

- 1 (one) report, in Portuguese, for each of the Subsidiaries and Parent Company, totaling, therefore, 5 (five) reports, containing the results of the proposed analyses, our estimates/ expectation of value for the assets, as well as a description of the methodologies and assumptions used in the calculation of the amounts calculated.

The proposed scope of work contemplates:

1. Kick-off meeting for alignment of expectations and knowledge of the Assets Appraised;
2. Analysis of the historical financial statements of the Assets under evaluation and understanding of the historical evolution of their operations;
3. Research of companies operating in the sector of Assets Under Evaluation, based on public information available, in order to obtain operational, financial and multiple comparisons of comparable transactions, as well as *benchmarks* for calculating the discount rate;
4. Survey, discussion and analysis of the operational, strategic, financial, corporate and tax assumptions considered in the business plans of the Assets under evaluation, specifically those evaluated by DCF;
5. Preparation of financial/operating model and preparation of projections of future results and cash flows, in addition to the analysis of multiples, market capitalization and book value;
6. Calculation of the discount rate to be adopted in the economic-financial valuation of the Assets Valued, by applying the methodology of WACC (Free Cash Flow to firm);
7. Estimate of the economic value of the Subsidiaries and, consequently, of the Assets Appraised after appraisal of the associates and affiliates of Eletrobras; and
8. Preparation of an evaluation report containing the considerations and assumptions adopted, after approval by the Board of Directors.

Page 9

EY

Scope of work

Our work will be based on the Financial Statements, future business plans and/or information available in the market for the Assets under evaluation. Therefore, some assumptions adopted during the valuation will be based on future events, which are part of the expectations of Management and EY professionals at the time of the work, which may not occur and/or may change in the future.

It is important to mention that it is not within the scope of our work:

- The performance of any verification or audit procedure of the historical accounting and management information of the Assets Appraised provided to us by Management;
- The valuation, individually, of assets or liabilities of the Valued Assets;
- The determination of the fair value of assets and/or liabilities related to retirement plans or pension funds of the Assets Valued (if existing, these will be considered at book value);
- The determination of contingencies not recorded in the financial statements of the Assets valued, including any environmental liabilities;
- Valuation at fair value of contingent assets or liabilities of the Assets Valued (if existing, these will be considered at book value);
- The advisory services in any type of transaction involving the Valued Assets; and
- Advice on accounting for the amounts indicated.

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Schedule

According to the proposed scope of work, we estimate that our work will be concluded within a period of approximately 4 (four) weeks after the beginning of the analyses, observing November 21, 2022 as the deadline. It is worth noting that this schedule assumes that the information necessary for the execution of the work will be made available in a timely manner.

The execution of the work should observe the following macro-steps.

4 weeks
Week 1
Data Request Collect information
Processing of the information made available and collection of public information
Kick off
Sending the Information Request List
Week 2-3
Economic-financial modeling, market data analysis (market cap) and multiple
Validation of the Methodology selected a priori
Preparation of valuation reports, according to the selected methodology for each Asset Valued
Week 4
Draft report for analysis by Management, for subsequent issuance of the final report
Report due on 11/21/22
Follow-up and discussions with Eletrobras and its advisors throughout the work

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Fees

Fees

Based on the scope of work described in this quotation, the professionals that will be involved in the work and the estimated hours to be incurred by them, EY estimates its fees as follows:

Scope	Fees with taxes (BRL)
Economic-financial evaluation Furnas	688,047
Economic-financial evaluation Eletronorte	524,781
Economic-financial evaluation Chesf	559,767
Economic-financial evaluation Eletrosul	454,810
Economic-financial evaluation Eletrobras	688,047
Total fees	2,915,452

The fees already consider the taxation on services rendered of COFINS (7.60%), PIS (1.65%) and ISS (5%); that is, the fees above are gross of taxes.

The proposed fees shall be payable 50% upon acceptance of the commercial proposal and 50% upon delivery of the Reports.

Termination of work

The issuance of reports for each of the Subsidiaries and Parent Company, therefore totaling five (5) reports, containing the results of the proposed analyses, our estimates/ expectation of value for the assets, as well as a description of the methodologies and assumptions used in the calculation of the amounts calculated, will declare the conclusion of our services.

Basis for calculation of fees

This estimate takes into consideration the budgeted working hours and EY's current operating costs. Additionally, the referred fees are subject to adjustments to reflect any changes in the economic and financial conditions prevailing on the date of this quotation that affect EY's operating costs, to enable their respective alignment to the new circumstances.

In case the Client understands there a is need for complementary meetings with the participation of EY's team or eventual updates of the works performed after the delivery of the final report, our participation will be based on the estimate of hours to be incurred and previously agreed between the parties, at the rate already adjusted to R$ 800.00/hour (eight hundred reais per hour), updated by IPCA, participation is limited to the period of 120 days as from the Report delivery date.

Expenses

The expenses incurred by EY during the execution of the work, such as locomotion, food, lodging, airfares (travel), taxes, declarations, certificates, telephone calls, copies, and varied material, are not included in the amount of the fees and will be maintained at the minimum level for the good progress of the work.

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Our Team

Carolina S. Rocha
Partner
Valuation, Modelling & Economics
Strategy and Transactions
Phone: +55 21 3263 7000
E-mail: carolina.s.rocha@br.ey.com

- Carolina is a partner in the Valuation, Modeling & Economics group in Strategy and Transactions with over 16 years of experience in business valuation.
- Extensive experience in business valuations for corporate restructuring, mergers and acquisitions, analysis of financial and operational strategies, valuation of brands and intangible assets, analysis of processes aimed at business feasibility, public offerings, accounting records and tax processes.
- Coordinates reviews of economic valuations used in financial reporting, related to fair value of investments, and intangible assets, as well as asset recoverability analyses.
- She coordinates EY's Valuation practice in Rio de Janeiro and leads the Corporate Finance work in the region.
- Carolina worked for two years at EY Chicago, United States, serving global clients.
- She has extensive experience in the healthcare, chemical, wholesale/distribution, consumer goods, education, oil & gas, and hospitality sectors.
- Bachelor's degree in Business Administration from IBMEC.
- Executive MBA in Business Administration from IBMEC.
- Certified as an international appraiser by the ASA (American Society of Appraisers).
- Instructor and lecturer in several courses related to valuation and business combinations.

Andrea Fuga
Partner
Valuation, Modelling & Economics
Strategy and Transactions
Tel: +55 11 2573 4111
E-mail: andrea.fuga@br.ey.com

- Partner-leader of the Valuation, Modeling & Economics group in the Strategy and Transactions area, she has extensive experience in economic valuations and M&A processes.
- Leads economic valuation projects carried out with the objective of supporting accounting records, tax processes, corporate restructurings, public offerings and negotiations of companies.
- Coordinates, as an expert, reviews of economic evaluations used in financial reports, related to the fair value of investments, biological assets and intangible assets, as well as asset recoverability analyses.
- Prepared several feasibility analysis studies, financial modeling and business plan construction, involving start-up businesses and greenfields.
- She has also participated in consulting projects related to capital structuring and shareholder value maximization, and in legal dispute proceedings related to economic valuation or M&A matters.
- Coordinated M&A advisory processes, including the search for potential investors, preparation of Information Memoranda, initial contacts and subsequent negotiation of price, terms and contracts of the transaction.
- Among its clients are the consumer product, sugar and ethanol, forestry, food and beverage, and service sectors.
- He has developed and delivered several trainings related to economic valuations of companies and assets.
- Throughout her career, Andréa has developed experience in financial institutions and global consulting and auditing firms.
- Holds a degree in Public Administration from Fundação Getulio Vargas (SP, Brazil). She holds an MBA in Finance and Strategy from the Simon Graduate School of Business at the University of Rochester (NY, USA).

Page 15

Our Team

Rafael Max V. de Oliveira
Partner
Valuation, Modelling & Economics
Strategy and Transactions
Tel: +55 21 3263 7575
E-mail: rafael.max@br.ey.com

- Rafael Max is a partner in the Valuation & Business Modeling (V&BM) practice of EY Brazil's Strategy and Transactions group.
- Over 10 years of experience in valuations of companies and projects for various purposes, development and review of complex economic and financial models, valuation of brands and other intangible assets, advice on mergers and acquisitions.
- He has extensive experience in infrastructure and energy segments, having led economic and financial valuation projects, Project Finance, Mergers and Acquisitions, among others.
- He also participated in projects involving audit working paper reviews, related to accounting standards, including impairment testing and calculation of intangibles.
- Among its main clients we highlight the following: Petrobras; Sumitomo; Energisa; MRN; Porto Pontal; Shenyang; Eletrobrás; OAS; CEMIG; Rio de Janeiro Refrescos; among others.
- Bachelor's Degree in Production Engineering (UFF).
- Certified in business valuation course by the American Society of Appraisers (ASA) levels 1 and 2.

Thiago Avila
Senior Manager
Valuation, Modelling & Economics
Strategy and Transactions
Tel: +55 11 2573 6427
E-mail: thiago.avila@br.ey.com

- Thiago Ávila is Senior Manager of the Valuation, Modeling & Economics group of EY's Strategy and Transactions (SaT) area.
- Over 9 years of experience in the preparation of studies that assume economic and financial modeling, oriented to fundraising in development and commercial banks, evaluation of economic and financial viability of projects, M&A processes and Public Private Partnerships (PPP).
- Acts identifying and leading the development of Data Analytics initiatives in the context of Strategy and Transactions.
- It also works in the construction and review of modeling and economic-financial evaluations for various purposes.
- Some of the main clients served are Neoenergia, Furnas, Rio Energy, Odebrecht Transport, VLI, Centauro, Telefônica, BRK Ambiental, Iguá Saneamento, EMBASA, among others.
- Bachelor in Economics, MBA in Business Management and Master in Business Administration.
- Author and co-author of articles on Corporate Governance and Corporate Finance published in national and international journals.

Page 16

Anti-corruption clause

The company is unlimitedly liable for any violation that it may commit related to Brazilian Federal Law No. 12,846/13 and to the other applicable anticorruption norms correlated ("Anticorruption Legislation") and thus will indemnify, hold harmless and exempt EY, the other EY firms, their partners, directors, professionals in general and representatives from any losses and damages of any nature arising from noncompliance with the Anticorruption Legislation by the Company itself, its partners, directors, professionals in general, representatives and subcontractors. The provisions stipulated in this clause shall remain valid even after the termination of this contract, regardless of the reason. Without prejudice to other provisions relative to the anti-corruption subject disposed in this Contract, the Company undertakes and guarantees to EY that:

a) will fully comply with the Anti-Corruption Legislation, as well as ensure that all its professionals, agents and subcontractors also do so;

b) will not practice any action or omission that induces EY, the other EY firms, their partners, directors, professionals in general, and those responsible for them to noncomply with the Anti-Corruption Law;

c) adopts, and will continue adopting during the term of this contract, policies and procedures aiming at ensuring compliance with the Anti-Corruption Legislation, disclosing and making such policies and procedures available to EY whenever requested by it; and

d) will expressly inform its professionals, agents, service providers and subcontractors that payments of bribes in any form, directly or indirectly, as well as other conducts that violate the Anti-Corruption Legislation, will not be accepted or forgiven on behalf of EY, the other EY firms, their partners, directors, professionals in general and agents, and undertakes to report to EY any suspicion of the existence of such circumstances.

Page 18

EY

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About EY

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ANNEX 18

Information on right of withdrawal in the context of the Mergers of Shares (Annex H of CVM Resolution 81)

ANNEX 18

Information on right of withdrawal

in the context of the Mergers of Shares

(Annex H of CVM Resolution 81)

1.	Describe the event that gave or will give rise to the recess and its legal basis

The event that will give rise to the right of withdrawal is the merger of all shares issued by the following companies: (a) Companhia Hidro Elétrica do São Francisco ("CHESF"); (b) Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil ("CGT Eletrosul"); (c) Furnas - Centrais Elétricas S.A. ("Furnas"); and (d) Centrais Elétricas do Norte do Brasil S.A. ("Eletronorte" and, jointly with CHESF, CGT Eletrosul and Furnas, the "Subsidiaries") by the Company ("Mergers of Shares"), pursuant to articles 252, paragraph 1, and 137 of Law No. 6404 of December 15th, 1976, as amended ("Brazilian Corporate Law").

The right of withdrawal may be exercised by holders of class "A" preferred shares issued by Eletrobras ("Class “A” Preferred Shares"), since they will not vote at the Meeting ("Dissenting Shareholders"). It should be pointed out that these shareholders will be entitled to withdraw to the extent that, under the terms of article 137, item II, of the Brazilian Corporate Law, their shares do not have liquidity (since they are not included in the B3 indexes) - the same does not occur, for example, in relation to the class "B" preferred shares, since these, on the other hand, have liquidity and dispersion and, therefore, fit into the exclusion provided for in the aforementioned article 137, item II.

The right of withdrawal will not apply if, at the same Meeting, Eletrobras' shareholders approve the redemption of the Class “A” Preferred Shares - a matter that will be put to a vote prior to the vote on the Mergers of Shares, at the same Meeting.

2.               Inform the shares and classes to which the recess applies

Pursuant to article 137, paragraph 1 of the Brazilian Corporate Law, the right of withdrawal may be exercised by shareholders holding Class “A” Preferred Shares who (i) prove uninterrupted ownership of their shares between the close of trading on December 05, 2022 (including), the date of disclosure of the material fact about the approval of the Management Proposal for the Meeting by the Company's Board of Directors, and the date of effective exercise of the right of withdrawal; and (ii) are Dissenting Shareholders at the Meeting. Thus, it is worth clarifying that the Dissenting Shareholders may only exercise the right of withdrawal with respect to the totality of the Class “A” Preferred Shares that were demonstrably held by them since the closing of the trading session on December 05, 2022, and maintained under their ownership, uninterruptedly, until the date of the effective exercise of the right of withdrawal, not being allowed the partial exercise of the right of withdrawal.

At the appropriate and opportune moment, the Company will disclose a Notice to Shareholders containing the detailed information for exercising the right of withdrawal.

3.	Inform the date of the first publication of the call notice for the meeting, as well as the date of the communication of the material fact regarding the resolution that gave or will give rise to the recess

The first call notice for the Meeting was published on December 06, 2022, 2022. The material fact relating to the resolution that will give rise to the right of withdrawal was disclosed on December 05, 2022.

4.	Inform the term for the exercise of the right of withdrawal and the date that will be considered for the purpose of determining the holders of shares that may exercise the right of withdrawal

The period for exercising the right of withdrawal is thirty (30) days from the date of publication of the minutes of the Meeting, to be held on January 05, 2023, at 2 p.m. (BRT), and, if the Dissenting Shareholder does not exercise it, its right will lapse, pursuant to article 137, paragraph 4, of the Brazilian Corporate Law.

Only Dissenting Stockholders who maintain uninterrupted ownership of their Class “A” Preferred Shares between December 05, 2022 (including), the date of disclosure of the material fact about the approval of the Management Proposal for the Meeting, and the date of the effective exercise of the right of withdrawal will be entitled to the right of withdrawal. For clarification purposes, the Company stresses that shareholders who have acquired Class “A” Preferred Shares as of December 06, 2022 (including), nor those who have acquired Class “A” Preferred Shares via "share lease", will not be entitled to the right of withdrawal as a result of the Merger of Shares. Thus, it is worth clarifying that the Dissenting Shareholders may only exercise the right of withdrawal with respect to the totality of the Class “A” Preferred Shares that were demonstrably held by them since the closing of the trading session on December 05, 2022 and maintained under their ownership, uninterruptedly, until the date of the effective exercise of the right of withdrawal, not being allowed the partial exercise of the right of withdrawal.

Under the terms of article 137, paragraph 3, of the Brazilian Corporate Law, the Company's Management may, within ten (10) days after the end of the period for the exercise of the right of withdrawal, which will begin with the publication of the minutes of the Meeting, call a general meeting to reconsider the resolution due to the volume of the right of withdrawal eventually exercised by the Dissenting Shareholders.

Thus, the date of the effective payment of the reimbursement amount to the Dissenting Shareholders who exercise their right to withdraw shall be informed in due course by means of a Notice to Shareholders, which shall be disclosed on the date: (i) of the decision of the management of Eletrobras not to exercise the right to call a new meeting to reconsider the resolution on the Merger of Shares, pursuant to article 137, paragraph 3, of the Brazilian Corporation Law, within ten (10) days following the end of the period for exercise of the right to withdraw; or (ii) of the ratification of the resolution at a new general meeting, which has been called by the management of Eletrobras due to the prerogative of reconsideration. If the new meeting reconsiders the referred to resolution, the Merger of Shares shall not be implemented and there shall be no withdrawal or reimbursement.

5.	Inform the reimbursement amount per share or, if it is not possible to determine it previously, the management's estimate of this amount

Dissenting Shareholders who exercise their right of withdrawal will be entitled to a reimbursement amount of BRL48.5179 per Class “A” Preferred Share, subject to the possibility of calling a general meeting to reconsider the Mergers of Shares.

6.	Inform the calculation method of the reimbursement amount

Considering that the Company's Articles of Incorporation do not establish a rule for determining the reimbursement amount, under the terms of article 45, paragraph 1, of the Brazilian Corporate Law, the reimbursement amount will be calculated based on net equity contained in the Company's Consolidated Financial Statements as of December 31st, 2021, approved at the annual general meeting held on April 22nd, 2022.

7.	Inform whether the shareholders will be entitled to request a special balance sheet

Under the terms of article 45, paragraph 2, of the Brazilian Corporate Law, the Dissenting Shareholder may request, within the right of withdrawal exercise period, the preparation of a special balance sheet. In line with the understanding of the Collegiate Body of the Securities and Exchange Commission of Brazil (CVM), the date of the special balance sheet will be defined by the Company.

Under the terms of the same article of the Brazilian Corporate Law, should any Dissenting Shareholder exercise this right, the Company shall immediately pay eighty percent (80%) of the reimbursement amount indicated in item 5 above and, after the special balance sheet is drawn up, shall pay the remaining balance within one hundred and twenty (120) days as of the resolution of the Mergers of Shares by the Meeting.

8.	If the reimbursement amount is determined by appraisal, list the experts or specialized companies recommended by management

Not applicable.

9.	In the event of merger, merger of shares, or consolidation involving the controlling and controlled companies or under common control:

a.       Calculate the replacement ratios of the shares based on the net worth at market prices or other criterion accepted by CVM

Based on the appraisal report of the Company and each of the Subsidiaries prepared by Ernst & Young Assessoria Empresarial Ltda. for purposes of article 264 of the Brazilian Corporate Law, the replacement ratio of shares of each Subsidiary for shares of the Company would be as follows:

(i)	CHESF: 8,7260 Eletrobras common shares per one (1) CHESF share;

(ii)	Furnas: 0,0126 Eletrobras common share per one (1) Furnas share;

(iii)	CGT Eletrosul: 0,00036 Eletrobras common share per one (1) CGT Eletrosul share; e

(iv)	Eletronorte: 2,4856 Eletrobras common shares per one (1) Eletronorte share.

b.       Inform whether the share replacement ratios provided for in the operation's protocol are less advantageous than those calculated according to item 9(a) above

The exchange ratio shown in the Protocols and Justification, compared to the exchange ratio shown in item "a" above, is:

(i)       more advantageous to the shareholders of CGT Eletrosul and Eletronorte, therefore, the provisions of paragraph 3 of article 264 of the Brazilian Corporate Law do not apply with respect to the Dissenting Shareholders of such companies; and

(ii)       less advantageous to the shareholders of CHESF and Furnas and, therefore, the provisions of paragraph 3 of article 264 of the Brazilian Corporate Law with regard to the Dissenting Shareholders of such companies, so that such shareholders may choose to exercise their right of withdrawal based on (x) the reimbursement amount determined pursuant to article 45, paragraph 1, of the Brazilian Corporate Law (that is, the net equity value contained in the financial statements of the respective company as of December 31, 2021), or (y) the amount per share indicated in the appraisal report described in item "a" above, as follows:

(ii.a)       with respect to CHESF, the amount calculated pursuant to article 45, paragraph 1, of the Brazilian Corporate Law is BRL369.36 while the amount calculated pursuant to article 264, paragraph 3, of the Brazilian Corporate Law is BRL439,7032; and

(ii.b)       with respect to Furnas, the amount calculated pursuant to article 45, paragraph 1, of the Brazilian Corporate Law is BRL0,3968 while the amount calculated pursuant to article 264, paragraph 3, of the Brazilian Corporate Law is BRL0,6337.

c.       Inform the reimbursement amount calculated based on the net worth at market prices or any other criterion accepted by CVM

Not applicable to the Company's Dissenting Shareholders, since the provisions of paragraph 3 of article 264 of the Brazilian Corporate Law refer to the Dissenting Shareholders of the resolution of the general meeting of the subsidiary (i.e. the Subsidiaries).

10.	Inform the equity value of each share ascertained according to the last approved balance sheet

The equity book value per share of the Company, based on the equity contained in the Company's Financial Statements dated December 31, 2021, approved at the Company's Annual General Meeting held on April 22, 2022, is BRL48.5179.

11.	Inform the price of each class or type of shares to which the recess applies in the markets where they are traded, identifying:

a.	Minimum, average and maximum price of each year, in the last three (3) years

ELET5	Minimum	Average	Maximum
2020	33.22	37.79	42.48
2021	42.43	64.74	77.86
2022*	-	-	-

* There was no negotiation in 2022.

b.	Minimum, average and maximum price of each quarter, in the last two (2) years

ELET5	Minimum	Average	Maximum
4Q 2020	26.99	30.02	34.27
1Q 2021	25.36	29.92	32.54
2Q 2021	31.92	38.67	45.62
3Q 2021	33.63	38.49	41.96
4Q 2021	30.52	33.47	39.01
1Q 2022	-	-	-
2Q 2022	-	-	-
3Q 2022*	-	-	-

* There was no negotiation in 2022.

c.	Minimum, average and maximum price of each month, in the last six (6) months

ELET5	Minimum	Average	Maximum
May/2022	-	-	-
June/2022	-	-	-
July/2022	-	-	-
August/2022	-	-	-
September/2022	-	-	-
October/2022*	-	-	-

* There was no negotiation in 2022.

d.	Average price in the last ninety (90) days

Average price between 08/25/2022 and 11/23/2022 - There was no negotiation in 2022.

ANNEX 19

Minute of Eletrobras’ Fiscal Council Meeting

MINUTES OF THE FIVE HUNDRED FORTY FIRST FISCAL COUNCIL OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

1. DATE, TIME AND PLACE: Extraordinary meeting held on December 05, 2022, remotely via Webex Meetings.

2. CALL NOTICE: By e-mail on December 01, 2022. The documents for this meeting were available on such date, as well as approval documents, reports, among others, via the Portal Atlas Governance.

3. PRESENCE: Participated remotely of the meeting the Members ANTÔNIO EMILIO BASTOS DE AGUIAR FREIRE, CARLOS EDUARDO TEIXEIRA TAVEIROS, RAFAEL REZENDE BRIGOLINI and RICARDO TAKEMITSU SIMABUKU. The quorum was, therefore, of one hundred percent (100%). Mrs. Marcella Fuchs Salomão was designated to perform the secretarial functions. It should be noted that on November 30, 2022, the then Chairwoman of the Fiscal Council, THAÍS MÁRCIA FERNANDES MATANO LACERDA, resigned as a member of the Fiscal Council due to other professional commitments. Accordingly, on the present date, Eletrobras' Fiscal Council is composed of four permanent members. The position of Chairman remains vacant until the board decides on a successor, and the elected substitute board member has not yet taken office. It was nominated, therefore, to assume the chairmanship of this meeting the Fiscal Council member ANTÔNIO EMILIO BASTOS DE AGUIAR FREIRE.

4. AGENDA: Express opinion about the proposition of the Management for the capital increase resulting from for the merger of shares held by minority shareholders of Companhia Hidroelétrica do São Francisco (Chesf), Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil (CGT Eletrosul), Furnas - Centrais Elétricas S.A. (Furnas) and Centrais Elétricas do Norte do Brasil S.A. (Eletronorte) by Eletrobras, to be send for approval of the 185th Extraordinary General Assembly of the Company.

5. RESOLUTIONS:

The proposal to merge all the shares held by minority shareholders in the subsidiaries Companhia

Companhia Hidroelétrica do São Francisco, Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil, Furnas - Centrais Elétricas S.A. and Centrais Elétricas do Norte do Brasil S.A. has been discussed since November 18, 2022, when the members of the Fiscal Council became aware of the Company's interest in this operation. On November 28,2022, the Fiscal Council participated in the meeting of the Board of Directors (BoD No. 957) to analyze and better understand the justifications of Eletrobras for the calling of an extraordinary general meeting (EGM) to deal with the operation and other matters that did not require the opinion of the Fiscal Council. However, on that date, the Board of Directors approved the merger, but requested the withdrawal of part of the matters to be submitted to the EGM, which made the management proposal needed to be updated by the Executive Board.

In view of Eletrobras' repeated interest in continuing the merger of shares of its subsidiaries, the Company updated its proposal for the Extraordinary General Meeting, and the Fiscal Council was asked to issue an opinion due to the increase in Eletrobras' capital stock, as per the attribution provided for in article 163, III, of Law 6404/1976.

After the examination and discussion of the subject in the agenda, including with the Board of Directors’ members by means of the participating in the 958th meeting of the Board of Directors (BoD 958), and of the analyses of the documents presented by the management, the Fiscal Council members, unanimously and without reservation, expressed a favorable opinion on the proposal of the Company's Management to approve the merger of all shares held by minority shareholders in its subsidiaries Chesf, Eletronorte, CGT Eletrosul and Furnas, with a consequent increase in the capital stock of Eletrobras, as per the opinion attached to these minutes. The other matters included in Management's proposal for the above-mentioned Extraordinary General Meeting do not require, by law, a statement from the Fiscal Council, which is why they are not the subject of the opinion attached hereto.

There being no further business to discuss, the Chairwoman ended the meeting, deciding on drawing up these minutes, that after read and approved, was signed by the attendees and by me, Marcella Fuchs Salomão, Secretary.

ANTÔNIO EMILIO BASTOS DE AGUIAR FREIRE	CARLOS EDUARDO TEIXEIRA TAVEIROS
Member	Member

RAFAEL REZENDE BRIGOLINI	RICARDO TAKEMITSU SIMABUKU
Member	Member

MARCELLA FUCHS SALOMÃO
Secretary

ANNEX 19-A

Eletrobras’ Fiscal Council Opinion

FISCAL COUNCIL 541st Meeting	12.05.2022

OPINION ON CAPITAL INCREASE BY MERGER OF SHARES

The Eletrobras Fiscal Council (“Company”), in the exercise of the attributions granted to it by item III of article 163 of Law No. 6.404/1976, has analyzed the proposal of the Company's Management for the merger by Eletrobras of all the shares held by minority shareholders of its subsidiaries Companhia Hidroelétrica do São Francisco, Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil, Furnas – Centrais Elétricas S.A. and Centrais Elétricas do Norte do Brasil S.A. and based on the documents made available and on the clarifications provided during the joint meeting with the Company's Board of Directors (959th Board of Directors Meeting) on this date, has expresses opinion favorably to the proposed merger of shares, leading to Eletrobras' capital increase, pronouncing itself in favor of forwarding it to the 185th Extraordinary General Meeting of the Company for deliberation.

Rio de Janeiro, December 05, 2022.

ANTÔNIO EMILIO BASTOS DE AGUIAR FREIRE	CARLOS EDUARDO TEIXEIRA TAVEIROS
Member	Member	Member

RAFAEL REZENDE BRIGOLINI	RICARDO TAKEMITSU SIMABUKU
Member	Member	Member

ANNEX 20

Minute of Eletrobras’ Audit and Risk Committee Meeting

1

Eletrobras

RCAE 281, de 12.05.2022

CERTIFICATE OF MINUTES OF THE TWO HUNDRED AND EIGHTY-FIRSRT MEETING OF THE AUDIT AND RISK COMMITTEE OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS MEETING

Company Registry (NIRE) No. 53300000859/ Corporate Taxpayer's ID (CNPJ) No. 00001180/0001-26

It is certified, for all due purposes, that on the fifth day of December of the year two thousand and twenty-two, at 09:00 a.m., the Audit and Risk Committee of Eletrobras initiated a meeting via videoconference. The member JERÔNIMO ANTUNES (JEA) coordinated the meeting. Mr. LUIZ CARLOS NANNINI (LCN) and LUIS HENRIQUE BASSI ALMEIRA, Councilor DANIEL ALVES FERREIRA (DAF), and Councilor FELIPE VILLELA DIAS (FVD) participated as members. No record of absenses.

Advisory to the Audit and Risk Committee of Eletrobras: 185th Extraordinary General Meeting – Merger of shares issued by: CHESF, CGT Eletrosul, Furnas and Eletronorte. Related Party Transaction – TPR. RES 575, of 12.02.2022.

The Governance, Risks and Compliance Officer - DC of Eletrobras, accompanied by the Legal Department of the Holding and the consulting team of Tauil & Chequer, introduced the matter and submmitted the proposal to the Board of Directors made by the Board of Executive Officers of the Holding to approve the call of the 185th Extraordinary General Meeting, which agenda comprehended (1) the redemption of Class A Preferred shares, (2) the merger of shares of the subsidiaries Companhia Hidroelétrica do São Francisco ("Chesf"), Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil ("CGT Eletrosul"), Furnas - Centrais Elétricas S.A. ("Furnas") and Centrais Elétricas do Norte do Brasil S.A. ("Eletronorte"); and (3) the amendment to the Eletrobras Bylaws, pursuant to resolution RES 575, of 12.02.2022.

Preliminarily, Coordinator JEA reminded the members of the committee that the scope of CAE's analysis and manifestation on the matter, in accordance with its statutory and regimental attributions and to advise the Eletrobras Board of Directors, is restricted to the merger of the subsidiaries' shares, pursuant to the Committee Bylaws (item 5. 1, xxxiii - "To monitor, under the Committee's attributions, mergers, incorporations and spinoffs involving Eletrobras and its controlled and associated companies").

The valuation reports on the book value of the shares of Eletrobras and its subsidiaries Chesf, Furnas, CGT Eletrosul and Eletronorte, prepared by Taticca Auditores Independentes S.S., as well as the economic-financial valuation reports on Eletrobras and its subsidiaries Chesf, Furnas, CGT Eletrosul and Eletronorte, for the purposes of art. 264 of Law No. 6,404/1976, as of the base date of June 30, 2022, prepared by Ernst & Young Assessoria Empresarial Ltda., were made available and discussed.

Thereafter, the bodies were emphasized, specifically about the proposal of merger of shares of the subsidiaries: (i) the main benefits and points of attention of the proposal and highlights of the corporate operation of incorporation of shares of the subsidiaries by Eletrobras; (ii) the strategic alignment of the proposal; (iii) aspects related to the contracting of the companies responsible for the appraisal reports, the right to withdraw and the methodology used for the valuation of the subsidiaries, accordingly the corporate rules on the subject; (iv) the draft of the Management Proposal regarding the 185th Extraordinary General Meeting; and (v) the approach of the matter considering transactions with related party.

With special regards to the item iv, the Form for the Identification of Related Party Transactions was made available, and Eletrobras management stated that the proposed transaction meets the commutativity criteria established in items 4.4.2 and 4.4.3 of Eletrobras companies' TPR Policy, in light of the external appraisal reports produced in accordance with the applicable legal and regulatory provisions.

2

Eletrobras

CAE/CAAS
Rua da Quitanda, 196, 25° andar,
Centro, Rio de Janeiro – RJ

RCAE 281, de 12.05.2022

Additionally, it was reported: (i) the history of the incorporation of the subsidiaries as segregated state-owned companies, with excessive complexity in their structures, including redundancies and overlaps; (ii) that with the incorporation of the shares of the subsidiaries by Eletrobras, the Holding Company would become the sole shareholder of the subsidiaries; (iii) details of the operational gains, cost reduction and improved competitiveness and efficiency of the group that will be provided with the implementation of the merger of shares proposal; (iv) that Chesf, Furnas, CGT, Eletrosul and Eletronorte have minority shareholders that hold a small part of the voting capital, and they are guaranteed the choice of migrating to Eletrobras shareholding or withdrawing from the company and receiving the payment of the amount correspondent to their shares; (v) that, from the point of view of the minority shareholders of the subsidiaries, as the management understands, migrating to Eletrobras (a publicly-held company with dispersed capital in a corporation model) is logical and rational, since they are going to have greater liquidity and power; and (vi) that, from the point of view of Eletrobras shareholders, the transaction releases the value related to the management and organization of the subsidiaries, which raises expectations of appreciation and future profitability for Eletrobras itself.

During the presentation, guests clarified specific questions that were made by the members of the bodies.

In light of the data and clarifications contemplated in the documents that supports the matter and in line with the guidelines of the business judgment rule - a principle prevailing in the corporate area that presupposes the solidity of well-informed, reasoned, reflected and disinterested business decisions, which represent, in the act of deciding, a reasonable path to value generation and stability of the Company –, the Audit and Risk Committee, exclusively within its attributions, focusing on aspects involving risk, compliance and characterization of the transaction with a related party in light of the applicable rules, after commenting on the matter, based on the support material made available and also on the clarifications provided during the meeting, advising the Eletrobras Board of Directors, unanimously approved the proposal of merger of shares of the subsidiaries Chesf, CGT-Eletrosul, Furnas and Eletronorte, with the consequent conversion of the subsidiaries into wholly-owned subsidiaries of the Holding Company and the consequent increase of the capital stock and issue of common shares resulting from the merger, pursuant to resolution RES 575, of 12.02.2022.

This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Secretary of Governance of Eletrobras.

Rio de Janeiro, December 5th, 2022.

FERNANDO KHOURY FRANCISCO JUNIOR

Secretário de Governança

ANNEX 21

Minutes of the Strategy, Governance and Sustainability Committee Meeting

CEGS/DCGG Rua da Quitanda, 196, 25º andar, Centro, Rio de Janeiro – RJ RCEGS 034, 12.05.2022

CERTIFICATE OF MINUTES OF THE THIRTY FOURTH MEETING OF THE STRATEGY, GOVERNANCE AND SUSTAINABILITY COMMITTEE – CEGS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

This is to certify that, for all due purpose, that on the fifth day of December of the year two thousand and twenty two, at 09:00 am, was opened the 034th meeting of the Strategy, Governance and Sustainability Committee – CEGS of Eletrobras, with wrap-up registered at 09:10 am. The meeting was held remotely via Cisco Webex Meetings. The Councilor VICENTE FALCONI CAMPOS (VFC) attended the meeting remotely, as substitute coordinator and member. The Members and Councilors CARLOS EDUARDO RODRIGUES PEREIRA (CRP) and MARCELO GASPARINO DA SILVA (MGS) registered remote participation. The Board Members PEDRO BATISTA DE LIMA FILHO (PBL) and MARISETE FÁTIMA DADALD PEREIRA (MFP) sent their opinions favorable to the agenda by e-mail, under the terms of item 8.6.1.1 of the Internal Rules of the Board of Directors, having been computed, for such purposes, in the quorums of installation, of those present and of deliberation. There was no record of absences. The meeting was hosted by the Secretary of Governance BRUNO KLAPPER LOPES (BKL) with the support of the Advisor to the Board of Directors FERNANDO KHOURY FRANCISCO JUNIOR (FKJ).

Advisory to the Board of Directors of Eletrobras: Call of the 185th Extraordinary General Meeting of Centrais Elétricas Brasileiras S.A. - Eletrobras ("Company" or "Eletrobras") to resolve on the following matters (1) class A preferred shares issued by the Company ("Class A Preferred Shares"), with the consequent amendment of article 4, main section and item II of paragraph 1, article 11, main section, paragraphs 4 and 5 and the exclusion of paragraph 1 of article 11; and (2) Merger of shares issued by the following companies by the Company: Companhia Hidroelétrica do São Francisco ("CHESF"), Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil ("CGT Eletrosul"), Furnas - Centrais Elétricas S. A. ("Furnas") and Centrais Elétricas do Norte do Brasil S.A. ("Eletronorte" and, jointly with CHESF, CGT Eletrosul and Furnas, the "Subsidiaries") ("AGE"). RES 575, of 12.02.2022.

After discussions on the matter, considering the presentation held, according to Board of Executive Officers’ Resolution No. 575, of December 12, 2022, considering the backing material available, the Committee of Strategy, Governance and Sustainability - CEGS, in advisory to the Board of Directors of Eletrobras, and exclusively from the standpoints of strategy and governance, unanimously expressed opinion, and under the terms proposed by the Executive Board, for the approval of the proposal to call the 185th Eletrobras EGM to resolve on: (i) redemption of the "class A" preferred shares issued by the Company Class A Preferred Shares, with the consequent amendment of article 4, caput and item II of §1, article 11, caput, §§4 and 5 and the exclusion of §1 of article 11; and (ii) Merger of the shares issued by the following companies by the Company: CHESF, CGT Eletrosul, Furnas and Eletronorte. This certificate is drawn up at the request of the Coordinator of the CEGS and signed by me, BRUNO KLAPPER LOPES, Superintendent of Governance of Eletrobras.

Rio de Janeiro, December 05, 2022.

BRUNO KLAPPER LOPES

Superintendent of Governance

ANNEX 22

Legal Opinion

Legal Opinion
Date:	November 30, 2022
To	Centrais Elétricas Brasileiras S.A. – Eletrobras
Ref.:	Legal Aspects of Management's Proposal to the 185th Extraordinary General Shareholders’ Meeting

Table of Contents

I. Introduction	3
II. Preparatory Procedures	5
III. Internal Approvals	6
IV. EGM	7
V. Redemption Block	8
(i) Class A Preferred Shares Redemption	8
a) General Aspects	8
b) Redemption Price	9
c) Operationalization	10
VI. Mergers of Shares Blocks	10
(i) Objectives of the Mergers of Shares	11
(ii) Mergers of Shares	13
a) General Aspects	13
b) Amendment to bylaws and capital increase	14
c) Criteria for choosing the share exchange ratio	15
d) Merger of shares of a controlled company	17
· Exchange ratio in merger of shares of subsidiary by parent company	18
· Valuation criteria for the purposes of article 264 of the Brazilian Corporation Law	20
e) Appraisal reports	21
f) Right of Withdrawal	22
g) Disclosure of information on the merger of shares	27
h) Guideline Opinion (Parecer de Orientação) CVM 35	29
(iii) Steps of the Mergers of Shares	34
a) Audit and Risk Committee	34
b) Executive Board Meeting	34
c) Board of Auditors Meeting	35

Tauil & Chequer Advogados is associated with Mayer Brown, a global services provider comprising an association of legal practices that are separate entities including Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership).

d) Board of Directors Meeting	35
e) General Shareholders’ Meeting	36
· Call Notice	36
· Installation quorum	37
· Approval quorum	39
VII. Conclusions	40

1.                In our capacity as legal advisors to Centrais Elétricas Brasileiras S.A. - Eletrobras ("Company" or "Eletrobras") in connection with the 185th Extraordinary General Shareholders Meeting ("General Meeting" or "EGM") we have prepared this Legal Opinion for the purpose of summarizing our considerations in relation to the matters of resolution contained in the management proposal ( “Proposal”).

I.                    Introduction

2.                Subsequent to the implementation of the Company's privatization, which followed the public share subscription model with the Federal Government waiving the right of first refusal (capitalization or follow-on), Eletrobras has become a true corporation. In this context, the Company's management seeks to rationalize its corporate structure, in particular by means of the Redemption and the Merger of Shares (as defined below).

3.                In this context, with the assistance of the external advisors engaged and taking into account the provisions of the Company's Articles of Incorporation, the characteristics of its shareholder base, Law 6404 of December 15, 1976 ("Brazilian Corporation Law") and other legal and regulatory provisions, particularly those issued by the Securities and Exchange Commission of Brazil ("CVM"), the Company's management has decided to propose to its shareholders, by means of the Proposal:

At the EGM:

(i)                    the redemption of all the class "A" preferred shares ("Class A Preferred Shares") and the consequent amendment to the Company's Articles of Incorporation as a result of such Redemption ("Redemption", "Redemption Amendment" and, together, "Redemption Block");

(ii)                   the approval of the Merger of Shares Protocols and Justification establishing the terms and conditions of the merger of all shares issued by Companhia Hidro Elétrica do São Francisco ("CHESF"), Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil ("CGT Eletrosul"), Furnas - Centrais Elétricas S.A. ("Furnas") and Centrais Elétricas do Norte do Brasil S.A. ("Eletronorte" and, together with CHESF, CTG Eletrosul and Furnas, "Subsidiaries") by the Company ("CHESF Merger of Shares", "CTG Eletrosul Merger of Shares", "Furnas Merger of Shares", "Eletronorte Merger of Shares", together "Merger of Shares", and "CHESF Protocol and Justification ", " CGT Eletrosul Protocol and Justification", "Furnas Protocol and Justification" and "Eletronorte Protocol and Justification" and, together, "Protocols and Justification");

(iii)                 the ratification of the appointment of Taticca Auditores Independentes S.S. ("Taticca") as the firm responsible for preparing the appraisal reports on the net book value of the shares issued by the Company ("Eletrobras Accounting Appraisal Report"), CHESF ("CHESF Accounting Appraisal Report"), CTG Eletrosul ("CGT Eletrosul Accounting Appraisal Report"), Furnas ("Furnas Accounting Appraisal Report") and Eletronorte ("Eletronorte Accounting Appraisal Report" and, together, "Accounting Appraisal Reports");

(iv)                 ratification of the appointment of Ernst & Young Assessoria Empresarial Ltda. ("EY", together with Taticca, "Appraisers") as the appraisal firm responsible for preparing the appraisal report, for purposes of article 264 of the Brazilian Corporation Law, of the Company ("Art. 264 Eletrobras Appraisal Report") and of CHESF ("Art. 264 CHESF Appraisal Report"), of CTG Eletrosul ("Art. 264 CGT Eletrosul Appraisal Report"), of Furnas ("Art. 264 Furnas Appraisal Report") and of Eletronorte ("Art. 264 Eletronorte Appraisal Report", together, "Art. 264 Appraisal Reports");

(v)                  the approval of the Accounting Appraisal Reports, the Art. 264 Appraisal Reports, the Mergers of Shares, as well as the authorization for the Company's management to deliver shares issued in the capital increases resulting from the Mergers of Shares; and

(vi)                 the amendment to the caput of article 4 of the Company's Articles of Incorporation due to the increase in the Company's capital stock resulting from the Mergers of Shares Blocks that may be approved.

4.                Within the scope of the EGM, it should be noted that the Redemption Block is matter of autonomous deliberation (e.g. independent approval block) in connection with the resolutions related to the Merger of Shares, though it depends on the approval of the Bylaws’ amendments, under the terms of sub-item (i) above.

5.                Regarding the approval of the Mergers of Shares, it must be done as a whole in relation to each one of the Subsidiaries, that is, the resolutions on:

(i)	the CHESF Merger of Shares, the ratification of the appointment of the Appraisers to prepare the Eletrobras Accounting Appraisal Reports, the CHESF Accounting Appraisal Report, the Eletrobras Appraisal Report and the Art. 264 CHESF Appraisal Report, the approval of these reports, the approval of the CHESF Merger of Shares, and the authorization for the Company's management to deliver to the CHESF shareholders shares issued by the Company as a result of the merger, as well as the approval of the matters described in sub-item (vi) above("CHESF Block");
(ii)	the CTG Eletrosul Merger of Shares, the ratification of the appointment of the Appraisers to prepare the Eletrobras Accounting Appraisal Reports, the CTG Eletrosul Accounting Appraisal, the Eletrobras Appraisal Report and the Art. 264 CTG Eletrosul Appraisal Report, the approval of these reports, the approval of the CTG Eletrosul Merger of Shares and the authorization for the Company's management to deliver to the shareholders of CTG Eletrosul shares issued by the Company as a result of the merger, as well as the approval of the matter described in sub-item (vi) above ("CTG Eletrosul Block");

(iii)	the Furnas Merger of Shares, the ratification of the appointment of the Appraisers to prepare the Eletrobras Accounting Appraisal Reports, the Furnas Accounting Appraisal, the Eletrobras Appraisal Report and the Art. 264 Furnas Appraisal Report, the approval of such reports, the approval of the Furnas Merger of Shares and the authorization for the Company's management to deliver to the Furnas shareholders shares issued by the Company as a result of the merger, as well as the approval of the matters described sub-item (vi) above ("Furnas Block"); and
(iv)	the Eletronorte Merger of Shares, the ratification of the appointment of appraisers to prepare the Eletronorte Accounting Appraisal Reports, the CTG Eletronorte Accounting Appraisal, the Eletrobras Appraisal Report and the Art. 264 Eletronorte Appraisal Report, the approval of these reports, the approval of the Eletronorte Merger of Shares and the authorization for the Company's management to deliver to the shareholders of Eletronorte shares issued by the Company as a result of the merger, as well as the approval of the matters described in sub-item (vi) above ("Eletronorte Block", jointly "Mergers of Shares Blocks").

6.                It should be noted that, on the other hand, the resolutions on the CHESF Block, the CTG Eletrosul Block, the Furnas Block, and the Eletronorte Block are autonomous from each other.

7.                In this context, we have prepared this Legal Opinion to analyze and evaluate the main legal and procedure aspects of the Proposal, according to the resolutions to be taken in relation to the topics of the EGM, which correspond to those that, although in a more detailed manner, are on the agenda of the call notice for the General Meeting and the Special Meeting submitted for our analysis on November 30, 2022.

II.                    Preparatory Procedures

8.                Despite involving matters of autonomous approval (item 4 above), the Proposal aims, with regard to the Redemption Block, at rationalizing and optimizing the Company’s shareholders structure, and with regard to the Mergers of Shares Blocks, at reducing costs and time lapse in the decisions taken at the general shareholders’ meeting, elimination of redundancies and inefficiencies and efficient allocation of resources and people and execution by the Subsidiaries, greater protagonism of Eletrobras' executive board in the monitoring and supervision of the Subsidiaries' management and greater integration and standardization of processes, systems and practices.

9.                To model the Redemption, the Company's management conducted studies on alternatives to the consolidation of the shareholder base of Eletrobras, mainly together with our law firm ("Brazilian Legal Advisor").

10.            To model the Mergers of Shares Blocks, in addition to the Brazilian Legal Advisor, Appraisers were hired, responsible for the Appraisal Reports that subsidized the proposed exchange ratios.

11.            There was also the search for an active alignment among the various service providers (that were and are still involved in the project) to assess the feasibility of the operation in the intended terms and deadlines, such as, for example, Banco Bradesco S.A., as the bookkeeping agent of the shares issued by the Company ("Bookkeeping Agent") and the Brazilian Stock Exchange, B3 S.A. – Brasil, Bolsa, Balcão (“B3”).

12.            In addition, the Brazilian Legal Advisor has conducted due diligence procedures to identify possible red flags in financial contracts considered as relevant by Eletrobras on a given base date[1] that could prevent the implementation of the matters included in the Proposal and their milestones and/or require obtaining the prior consent of any creditors of the Company or of regulatory authorities. However, no restriction or need for prior approval was identified with respect thereto.

13.            Therefore, in our view, the Proposal are legally feasible, which will be explored in more detail in the following items, and are fit to be submitted to the approval of the Company's shareholders and, if applicable, operationalized, having undertaken the necessary efforts and measures for their structuring and implementation.

III.	Internal Approvals

14.            However, before the Proposal can be submitted to the shareholders’ approval, the Proposal must be formally analyzed by the Company's management, especially by the Executive Board and the members of the Board of Directors - and in the case of the Mergers of Shares, also by the Eletrobras’ Fiscal Council, Strategy, the Governance and Sustainability Committee – CEGS and Audit and Risk Committee - who must be sure that the necessary care and diligence has been used in structuring the Proposal and that their approval will be given without any conflict of interest[2].

[1] That is, financial agreements whose outstanding balance was equal to or greater than, if entered into by Eletrobras, five hundred million reais (R$500,000,000.00), or, if entered into by Companhia Hidro Elétrica do São Francisco, Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil, Furnas - Centrais Elétricas S.A., and had, in some way, Eletrobras participation, four hundred million reais (R$400,000,000.00).

[2] Brazilian Corporation Law, articles 154 and 156: "Art. 154. The manager must exercise the attributions that the law and the by-laws grant him to achieve the company's objectives and in its interests, meeting the requirements of the public good and the company's social function." and "Art. 156. The manager is forbidden to intervene in any corporate operation in which he has interests conflicting with those of the company, as well as in the deliberations made by the other directors, and must inform them of his impediment and have the nature and extent of his interest recorded in the minutes of the meeting of the Board of Directors or the Executive Board.”

15.            In our view, in the context of Redemption, there is no legal[3] or statutory rule nor arising from Fiscal Council’s Internal Regulation that requires the Fiscal Council's opinion on aspects related to the Proposal in this respect. As for the Mergers of Shares Blocks, the topic is detailed in item 133 of this Legal Opinion.

16.            In this particular case, article 163, II, of the Brazilian Corporation Law does not apply, since the "modification of the capital stock" foreseen in the law is limited to referring to its increase or reduction, in line with the doctrine's understanding and with precedents.

17.            It so happens that, if the Proposal is implemented, there will be only the removal of the Class A Preferred Shares from the Company's shareholder structure, without modifying the value of the capital stock, with the maintenance of the common shares, the class "B" preferred shares and the special class preferred share held by the Brazilian federal government (golden share).

18.            Therefore, having obtained the necessary internal approvals for submission of the proposal to the shareholders, according to the Company's current corporate governance, we see no obstacle to its submission to the shareholders' deliberation.

IV.	EGM

19.            In this section we will analyze the legal aspects of the matters that will be subject to resolution at the EGM due to the Proposal. Below are the quorums for convening and resolutions at the meetings:

At the EGM:

(i)                    for the installation of the EGM on first call, it will be necessary the attendance of shareholders and/or their legal representatives holding an interest corresponding to at least: (a) two-thirds (2/3) of the total votes conferred by the Company's voting shares to resolve on the Redemption Block, due, mainly, to the amendment to the Company’s Bylaws resulting from the Redemption of the Class A Preferred Shares; and (b) two-thirds (2/3) of the total votes conferred by the Company's voting shares to resolve on the matters related to the Mergers of Shares Blocks;

[3] “Article 163. The Fiscal Council is responsible I - to inspect, by any of its members, the acts of the administrators and verify compliance with their legal and statutory duties; II - to opine on the annual report of the administration, including in its opinion the complementary information it deems necessary or useful for the deliberation of the general shareholders’ meeting; III - to opine on the proposals of the administration bodies, to be submitted to the general shareholders’ meeting, concerning the modification of the capital stock, the issue of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or split IV - denounce, by any of its members, to the administrative bodies and, if these do not take the necessary measures to protect the interests of the company, to the general meeting, the errors, frauds or crimes they discover, and suggest measures useful to the company; V - call the ordinary general meeting, if the administrative bodies delay for more than 1 (one) month this call, and the extraordinary general meeting, whenever serious or urgent reasons occur, including in the agenda of the meetings the matters they deem necessary; VI - to analyze, at least quarterly, the trial balance sheet and other financial statements periodically prepared by the company.”

(ii)                   subject to the limit on the exercise of voting rights established in article 6 of the Articles of Incorporation, the resolution quorums are as follows: (a) the Redemption Block will depend on the majority of votes of the shareholders present at the meeting, without the need for approval at a special meeting of shareholders holding Class A Preferred Shares, as provided for in article 16 of the Company's Articles of Incorporation and article 129 of the Brazilian Corporation Law; and (b) the Mergers of Shares Blocks will depend on the majority of votes of the shareholders present at the General Meeting.

20.            In our opinion, the quorum for installation and resolution of the EGM are in accordance with the provisions of the Brazilian Corporation Law and market practices.

21.            The ADR holders representing common shares may participate in the EGM and will be represented by the Citibank N.A. (“Depositary Bank”), subject to the terms and procedures set forth in the Deposit Agreement entered into with Eletrobras. The Depositary Bank shall send the voting cards (proxies) to ADR holders, so that they may exercise their voting rights, and shall be represented at the EGM by its representative in Brazil, the Bookkeeping Agent.

V.	Redemption Block

(i)              Class A Preferred Shares Redemption

a)               General Aspects

22.            The Class A Preferred Shares, representing approximately 0.006384% of the Company's capital stock, are listed on B3's special listing segment Level I ("Level I"), traded under the ticker "ELET5". However, despite having some level of trading, these shares have low liquidity[4].

23.            Considering this characteristic and, mainly, the statutory authorization in the sense that the redemption of shares can be approved by the general shareholders’ meeting, regardless of approval in a special shareholders’ meeting of the species and classes affected[5], in our evaluation the Redemption is a legally viable and recommended alternative.

[4] According to information available in the Company's Reference Form and at B3: <https://www.b3.com.br/pt_br/market-data-e-indices/servicos-de-dados/market-data/cotacoes/?symbol=ELET5>.

[5] “Article 16 - The redemption of shares of one or more classes may be effected by decision of an Extraordinary General Meeting, independently of approval by a Special Meeting of the shareholders of the species and classes affected, with the exception of preferred shares of the special class, held exclusively by the Federal Government, which may only be redeemed by means of legal authorization.”

24.            This move will allow the Company to simplify and rationalize its shareholder base, as well as reduce compliance costs to the CVM rules in connection with these shares.

b)               Redemption Price

25.            Under the terms of the Brazilian Corporation Law, the Redemption consists in the application of reserves and/or profits (except for legal, unrealized profits, special mandatory dividends not distributed, and tax incentives) in the payment of the value of the shares ("Redemption Price"), to remove them permanently from circulation, with or without reduction of the capital stock[6].

26.            Whereas the Company has reserves and earnings that can be applied to the Redemption of Class A Preferred Shares[7], we do not see any justification for the Redemption to occur with the reduction of the capital stock, which gives creditors the right to oppose the operation[8] and the prior approval of debenture holders of the debentures issued by the Issuer gathered in a special shareholders’ meeting[9] - which would make the operationalization of the Redemption Block difficult, besides potentially implying substantial additional costs (e.g., pre-payment of debt, redemption of securities and waiver fees).

27.            Unlike other legal cases in which the form of calculation of the share value is established, in the case of redemption there is no specific command aimed at this purpose. Precedents and doctrine guide the observation of the criteria provided in article 170, paragraph 1, of the Brazilian Corporation Law, since they are general guidelines for the determination of the price per share in capital increases.[10] However, two of the legal criteria do not fit the case at hand, either because it is inappropriate (stock market price of the shares) or because it is a costly option (the Company's profitability perspective).[11]

28.            Thus, setting the Redemption Price based on the net equity value of the share on September 30, 2022 is the most appropriate option in this case.

[6] Article 44, caput and §1, of the Brazilian Corporation Law.

[7] Pursuant to the interim financial information - ITR for the nine (9) month period ended September 30, 2022.

[8] “Article 174. Except as provided in articles 45 and 107, the reduction of the capital stock with restitution to the shareholders of part of the value of the shares, or by reducing their value, when not paid up, to the amount of the entries, will only become effective 60 (sixty) days after the publication of the minutes of the general meeting that has deliberated it.”

[9] "Article 173. Paragraph 3 - If there are outstanding debentures issued by the company, the capital reduction, in the cases foreseen in this article, cannot be carried out without prior approval by the majority of the debenture holders, gathered in a special meeting.

[10] "Article 170. Paragraph 1 - The issue price shall be established, without unjustified dilution of the participation of the former shareholders, even if they have the right of preference to subscribe them, considering, alternatively or jointly: I - the company's profitability perspective; II - the share's net equity value; III - the quotation of its shares in the Stock Exchange or in the organized over-the-counter market, admitting premium or discount in function of the market conditions."

[11] Costs related to the hiring of an independent third party to issue an appraisal report or fairness opinion to support the pricing of the Company's profitability outlook.

29.            Considering (i) the availability of funds for payment of the Redemption Price, which will not cause any loss to the creditors and/or to the Company and its shareholders; and (ii) that the Redemption Price was set based on an objective criterion and appropriate to reality; in our view, there is no legal obstacle to the submission and approval of the Redemption, which is in accordance with legal commands and market practices.

30.            Finally, if the Redemption Block is approved, all Class A Preferred Shares will be cancelled and the Company's capital stock will be divided into ON Shares, PNB Shares and one (1) preferred share of special class (golden share) held by the Federal Government, without any change in its value.

c)               Operationalization

31.            We emphasize that two operational steps will need to be observed by the Company for the effective implementation of the Redemption after its approval: (i) it will be necessary to define the closing date for trading of the Class A Preferred Shares on the B3, so that the Redemption can be effected in relation to the shareholder base ascertained on that date; and (ii) the Company will need to withhold and pay any possible income tax due by the non-resident shareholder as a result of the payment of the Redemption Price, since it is the tax responsible party.

32.            In the latter case, it will be necessary to establish a reasonable term for any foreign shareholders holding Class A Preferred Shares to send documents and information necessary for this purpose to the Company and, in parallel, the Company may make this information available to the Bookkeeping Agent, who will operate the withholding against the amount that may be due in relation to the foreign shareholder.

VI.	Mergers of Shares Blocks

33.            The studies on the subject were based on the laws, resolutions, jurisprudence and precedents applicable to the case and that were in force on the date of such preparation, as well as on the corporate documents of the companies involved, among which we highlight: (i) the Brazilian Corporation Law; (ii) CVM Resolution No. 78, dated March 29, 2022 ("RCVM 78"); (iii) CVM Resolution No. 81, dated March 29, 2022 ("RCVM 81"); (iv) Eletrobras’ Articles of Incorporation[12] (“Eletrobras’ Articles of Incorporation”); (v) CHESF’s Articles of Incorporation[13] (“CHESF’s Articles of Incorporation”); (vi) CGT Eletrosul’s Articles of Incorporation[14] (“CGT Eletrosul’s Articles of Incorporation”); (vii) Furnas’ Articles of Incorporation[15] (“Furnas’ Articles of Incorporation”); (vii) Eletronorte’s Articles of Incorporation[16] (“Eletronorte’s Articles of Incorporation”, jointly with Eletrobras’ Articles of Incorporation, CHESF’s Articles of Incorporation, CGT Eletrosul’s Articles of Incorporation and Furnas’ Articles of Incorporation, the “Articles of Incorporation”); (viii) Internal Regulations of Eletrobras’ Board of Directors[17]; Internal Regulations of Eletrobras’ Executive Board[18]; (ix) Internal Regulations of Eletrobras’ Fiscal Council[19]; (x) Internal Regulations of Eletrobras’ Audit and Risk Committee[20]; (xi) Internal Regulations of CHESF’s Board of Directors[21]; (xii) Internal Regulations of CGT Eletrosul’s Board of Directors[22]; (xiii) Internal Regulations of Eletronorte’s Board of Directors[23]; e (xiv)  Internal Regulations of Furnas’’ Board of Directors [24].

(i)              Objectives of the Mergers of Shares

34.            The Subsidiaries have a broad base of minority shareholders, which, however, have an inexpressive participation in the total and voting capital stock of the respective Subsidiaries, even when taken together.

[12] The Articles of Incorporation and Internal Regulations are available at:

https://eletrobras.com/pt/SiteAssets/Paginas/Estatuto-Politicas-e-Manuais/Revis%C3%A3o%20Estatuto%20ELB%20-%20vers%C3%A3o%20limpa.pdf

[13] Retrieved from the link https://www.chesf.com.br/empresa/Documents/Estatuto_Social_Chesf_190%c2%aaAGE_31102022.pdf

[14] Retrieved from the link https://www.cgteletrosul.com.br/files/files/a-empresa/ESTATUTO%20SOCIAL%20%20CGT%20Eletrosul%20-%2051%C2%AA%20AGE%20-%2025.10.2022%20-%20Registrado.pdf

[15] Retrieved from the link https://www.furnas.com.br/subsecao/7/estatuto-social?culture=pt

[16] Retrieved from the link https://www.eletronorte.com.br/wp-content/uploads/2022/10/Estatuto-Eletronorte-18.10.2022.pdf

[17] Retrieved from the link https://eletrobras.com/pt/GestaoeGorvernancaCorporativa/Regimento%20Interno%20CA%20-%20aprovado%20RCA%20942%20-%20DEL%20100-2022.pdf#search=regimento%20interno

[18] Retrieved from the link https://eletrobras.com/pt/GestaoeGorvernancaCorporativa/Regimento%20Interno%20DE.pdf#search=regimento

[19] Retrieved from the link https://eletrobras.com/pt/GestaoeGorvernancaCorporativa/Regimento%20Interno%20CFE.pdf#search=regimento%20do%20conselho%20fiscal

[20] Retrieved from the link https://eletrobras.com/pt/GestaoeGorvernancaCorporativa/Regimento%20Interno%20CAE.pdf#search=regimento

[21] Retrieved from the link https://www.chesf.com.br/empresa/Documents/Regimento%20Interno%20Conselho%20de%20Administra%C3%A7%C3%A3o%20_10.10.2018.pdf#search=regimento%20interno

[22] Retrieved from the link https://www.cgteletrosul.com.br/files/files/investidores/compromissos-codigos-politicas/Regimento%20Interno%20CA%20CGT%20Eletrosul_2020%20-%20ASSINADO.pdf

[23] Retrieved from the link https://www.eletronorte.com.br/wp-content/uploads/2019/04/RICA_ELN_2018.pdf

[24] Retrieved from the link https://governanca.furnas.com.br/secretariagovernanca/Lists/EstatutoSocial/Regimento%20Interno%20Conselho%20de%20Administra%C3%A7%C3%A3o-Modulo%201.3_30.10.2018.pdf

35.            The existence of minority shareholders in Brazilian companies requires the observance of certain procedures, especially those provided for in the Brazilian Corporation Law, among which we highlight the need to call general shareholders' meetings. Such notice must observe the rites provided for in article 124 of the Brazilian Corporation Law[25], namely, publication of a notice at least three times, containing, in addition to the place, date and time of the meeting, the agenda, and, in the case of amendment to the bylaws, indication of the subject matter, respecting the deadline for holding the hearing on first and second call. Such calls would be waived if all shareholders were present, as provided for in article 124, paragraph 4, of the Brazilian Corporation Law, which would be the case if the Subsidiaries had a single shareholder (Eletrobras).

36.            Consequently, the existence of such a pulverized base and with no materiality of interest held by the Subsidiaries' minority shareholders represents a relevant financial, administrative and operational cost for the Subsidiaries and, consequently, for Eletrobras.

37.            Thus, the possible migration of such minority shareholders from the Subsidiaries to the level of Eletrobras would mean significant savings for Eletrobras, while representing an improvement and simplification of the corporate governance of the Eletrobras group. Such migration is achieved with the merger of shares of the Subsidiaries by Eletrobras, as will be further explored in this Opinion.

38.            As will be better explained later in this Opinion, it should be noted that the merger of shares confers withdrawal rights (also called withdrawal or reimbursement rights) on dissenting minority shareholders of the Subsidiaries, but the possible withdrawal of these shareholders will also achieve the objective sought by Eletrobras - that is, the simplification of the Subsidiaries' shareholder base, so that Eletrobras becomes the only shareholder of these companies. Therefore, this side effect of the merger of shares is not an impediment to the operation.

[25] “Article 124. The call shall be made by means of a notice published at least 3 (three) times, containing, in addition to the place, date and time of the meeting, the agenda and, in the event of reform of the bylaws, an indication of the matter. §1º The first calling of the general meeting shall be made: I - in closed corporations, at least 8 (eight) days in advance, counted as of the publication term of the first announcement; should the meeting not take place, a new announcement, of second calling, shall be published at least 5 (five) days in advance; II - in publicly-held corporations, 21 (twenty-one) days in advance, and the second calling shall be made 8 (eight) days in advance. §Paragraph 2 - The general meeting shall preferably be held in the building where the company has its headquarters, or, for reasons of force majeure, in another place, provided that it is in the same municipality as the headquarters and is clearly indicated in the announcements. § 2-A. Notwithstanding the provision in Paragraph 2 of this article, publicly-held and closely-held companies may hold digital meetings, pursuant to the regulation of the Brazilian Securities Commission and the competent body of the federal Executive Branch, respectively. §3 - In closed corporations, the shareholder representing 5% (five percent) or more of the capital stock shall be convened by telegram or registered letter, sent with the advance notice provided for in § 1, provided that he/she has requested this in writing to the company, indicating the full address and the term of validity of the request, not exceeding 2 (two) fiscal years, and renewable; this call does not dispense with the publication of the notice provided for in § 1, and its non-compliance shall entitle the shareholder to claim compensation for losses incurred from the company's managers.

§4 - Irrespective of the formalities set forth in this article, the general meeting attended by all shareholders shall be considered regular.

§5º The Brazilian Securities and Exchange Commission may, at its sole discretion, by a grounded decision of its Collegiate, at the request of any shareholder and after hearing the company

I - determine, with justification, the postponement of a general meeting for up to 30 (thirty) days, in the event of insufficient information required for the resolution, the term counting from the date on which the complete information is made available to the shareholders; and

II - interrupt, for up to 15 (fifteen) days, the course of the period of antecedence of the call for an extraordinary general meeting of a publicly-held company, in order to know and analyze the proposals to be submitted to the meeting and, if applicable, inform the company, until the end of the interruption, the reasons why it understands that the deliberation proposed to the meeting violates legal or regulatory provisions.

§6 - Publicly traded companies with shares admitted to trading on stock exchanges shall send, on the date of publication of the announcement convening the meeting, to the stock exchange on which their shares are most traded, the documents made available to shareholders for deliberation at the general meeting.”

(ii)            Mergers of Shares

a)               General Aspects

39.            The merger of shares operation is provided for in article 252 of the Brazilian Corporation Law, as transcribed below:

“Art. 252 - The merger of all the shares of the corporate capital to the equity of another Brazilian company, in order to convert it into a wholly-owned subsidiary, shall be submitted to the general shareholders’ meeting of both companies for deliberation by means of protocol and justification, pursuant to articles 224 and 225.

§1st - The general shareholders’ meeting of the merging company, if it approves the operation, shall authorize the capital increase, to be carried out with the shares to be merged and shall appoint the experts who will evaluate them; the shareholders shall not have preemptive rights to subscribe to the capital increase, but dissenting shareholders may withdraw from the company, observing the provisions in article 137, II, upon reimbursement of the value of their shares, pursuant to article 230.

§2nd - The general shareholders’ meeting of the company whose shares are to be merged may only approve the transaction by at least half of the total votes conferred by the voting shares and, if it approves it, it shall authorize the executive board to subscribe to the capital increase of the merging company, on behalf of its shareholders, and those dissenting from the deliberation shall be entitled to withdraw from the company, with due regard for the provision in Article 137, main Section, II, hereof, upon reimbursement of the value of their shares, pursuant to Article 230 hereof.

§3rd - Once the appraisal report has been approved by the general shareholders’ meeting of the acquiring company, the merger shall become effective and the holders of the merged shares shall receive the shares to which they are entitled directly from the acquiring company.

§4th - The Securities and Exchange Commission of Brazil shall establish special appraisal and accounting rules applicable to share merger transactions involving publicly-held companies.”

40.            Thus, the merger of shares can be characterized as the operation by which all shares issued by a company are transferred to another company through a capital increase by the latter (capitalization), without resulting in the extinction of the merged company, and the shares issued as a result of this capital increase are delivered to the shareholders of the company that had its shares merged, as consideration for the transfer.

41.            In other words, a merger of shares is the migration of the shareholders of the company whose shares have been merged to the level of the acquiring company; or, from a practical point of view, it is an exchange of shares of the merged company for shares of the acquiring company.

42.            In the case of the companies whose shares are to be merged, the Brazilian Corporation Law provides that the merger of shares transaction must be approved by at least half of the total votes, conferred by the voting shares, according to article 252, paragraph 2, Brazilian Corporation Law (transcribed above).

43.            As for the merging company, the share merger operation must be approved at a general shareholders’ meeting by the majority of the shareholders present.

44.            Finally, we must point out that the merger of shares and the merger of a company are distinct corporate transactions. In the merger of a company, the assets of the acquired company are fully transferred to the acquiring company, and the rights and obligations of the acquired company are universally transferred to the acquiring company. Also, in the merger of a company, the merged company is extinguished.

45.            In the merger of shares, however, none of the characteristic elements of the merger of a company occurs, since there is no transfer of the assets of the merged company, but the transfer of the shares issued by it. Also, the company whose shares were merged is not extinguished after the conclusion of the share exchange transaction, maintaining its respective legal personality as a wholly-owned subsidiary of the merging company.

b)               Amendment to bylaws and capital increase

46.            The equity of the company whose shares have been merged is not altered. Thus, such company remains with the same rights and obligations prior to the merger of its shares. For this reason, there is no succession of rights and obligations of the company whose shares were merged by the acquiring company, once each company remains with its distinct legal personality.

47.            On the other hand, the corporate capital of the acquiring company is increased in a proportional manner to its equity increase resulting from the merger of shares (that is, as a result of the "acquisition" of shares of the acquired company that the acquiring company did not hold prior to the transaction) and, as a result of such increase, a capital increase is performed with the issuance of new shares of the acquiring company, which will be delivered to the shareholders of the acquired company, as mentioned above. One can notice that the capital increase of the merging company is an act that derives directly from the nature of the share merger transaction. Therefore, the capital increase must take place in the general shareholders’ meeting of the merging company that approved the merger of shares, in such a way that its possible performance by means of a meeting of the board of directors of the merging company, when the latter has authorized capital, is questionable.

48.            With respect to Furnas, considering that the deadline for the exercise of the preemptive right is still ongoing for the minority shareholders regarding the subscription of shares issued by means of the shareholders’ meeting of the company held on September 09, 2022, the shareholding of those minority shareholders may increase.

49.            Having said that, since it is a capital increase performed for the capitalization of an advance for future capital increase (adiantamento para futuro aumento de capital social or AFAC) of Furnas invested by Eletrobras, in accordance with article 171, §2nd of the Brazilian Corporation Law, the funds that may be invested by those minority shareholders as payment for the subscribed shares shall be delivered to the holder of the capitalized credit (i.e., Eletrobras), and not to the company. It means that, in the event of an exercise of preemptive right by those minority shareholders, there will only be a reallocation of the issued shares between Eletrobras and those interested shareholders, and not the delivery of an additional amount of shares to the minority shareholders. In other words, the aggregate number of shares in which the capital stock of Furnas is divided, as well as the amount of that capital stock, will not be changed and, therefore, the documents of the transaction do not need to be adjusted to that extent as a result of the potential exercise of that preemptive right.

50.            On the other hand, such reallocation of shares among the shareholders – i.e., the possible increase in the number of shares held by the minority shareholders – affects the figures related to capital increase of Eletrobras as a result of the Merger of Shares of Furnas and the resulting number of shares issued to that extent. It is the case because, the higher the number of shares held by the minority shareholders, the higher will be the net equity increase Eletrobras with the merger of shares and, as a result, the higher must be its capital increase, as well as the resulting issuance of shares. In this sense, the Proposal rightfully presents the aforementioned scenario and presented to the shareholders a range of amounts (minimum and maximum) of such figures, as well as the rational of the involved variables.

51.            Also, the Proposal rightfully states that the actual figures to apply within that range will be informed to the shareholders, by means of a Notice to Shareholders, as soon as those figures become known – i.e., when the term for the exercise of the preemptive right by the minority shareholders of Furnas has ended (December 08, 2022). We are of the opinion that this Notice to Shareholders shall not be interpreted as new information – quite the opposite, the range of figures was already disclosed to the shareholders by means of the Proposal and the documents related to it and, also, the shareholders have been informed in advance (also by means of the Proposal) that said Notice to Shareholders would be published. Finally, it shall be highlighted that the difference between both end of the aforementioned range of figures if immaterial to the size of the transaction.

c)               Criteria for choosing the share exchange ratio

52.            Article 224 of the Brazilian Corporation Law provides as follows:

“Art. 224. The conditions of the merger, consolidation or spin-off with merger into an existing company shall be contained in a protocol signed by the management bodies or partners of the interested companies, which shall include

I - the number, kind and class of shares that will be attributed in substitution of the rights of partners that will be extinguished and the criteria used to determine the substitution relations;

II - the active and passive elements that will form each portion of the assets, in the case of split-up;

III - the criteria for the evaluation of net worth, the date to which the evaluation will be referred to, and the treatment of subsequent variations in net worth;

IV - the solution to be adopted concerning the shares or quotas of the capital of one of the companies held by another;

V - the value of the capital of the companies to be created or of the increase or reduction in capital of the companies that are party to the operation;

VI - the project or projects of by-laws, or of amendments to the by-laws, that must be approved to make the operation effective;

VII - all other conditions to which the operation is subject.

Sole Paragraph. The values subject to determination will be indicated by estimate.”

53.            Thus, this article establishes that the criteria used to determine the replacement ratio of shares of the acquired company with new shares of the acquiring company must be disclosed in the merger protocol and justification.

54.            The Brazilian Corporation Law itself provides for the possibility of indicating "criteria", in plural, as a means of determining the exchange ratio. Thus, there is no clear legal requirement as to the criteria that can be used for determining the share exchange ratio, which can be freely chosen by the managers and shareholders of the companies involved.

55.            It should be noted that, as will be detailed below, in the case of the merger of shares of a company by its own controlling shareholder, the Brazilian Corporation Law provides additional protection to the minority shareholders of the merged company. However, for purposes of determining the exchange ratio, such additional protection is essentially informative, so that it does not exclude the right of the managers and shareholders of the companies involved to freely determine the criteria for evaluating the assets to be merged, as well as the respective exchange ratio.

56.            In any case, we emphasize that this freedom to negotiate the exchange ratio cannot be used to practice any type of illegality or with the purpose of obtaining an undue advantage within the scope of the share merger operation - in other words, there can be no abuse of Eletrobras' power of control with regard to the Subsidiaries. Furthermore, when proposing the exchange ratio, Eletrobras' and the Subsidiaries' managers must comply with their fiduciary duties to the companies, especially with regard to article 245 of the Brazilian Corporation Law.

57.            This understanding is confirmed by the position of the CVM Collegiate manifested in Case RJ2007/4933[26], where the Collegiate understood that it is possible to apply different evaluation criteria for the acquiring company and for the acquired company, as long as the management of the companies involved justifies that the criteria chosen are those that best evaluate the respective companies.

58.            Regarding the proposal of the managers of the involved companies to use the value of the net equity of the shares of the respective companies for purposes of calculating the exchange ratio, we understand that such criterion is supported by subitem II of article 170 of the Brazilian Corporation Law (transcribed below)[27], so that such choice would mitigate questions from shareholders who may feel harmed by the choice made by the managers of the involved companies:

“Art. 170. After at least 3/4 (three quarters) of the capital stock has been paid up, the company may increase it by public or private subscription of shares.

§1st The issue price must be fixed, without unjustified dilution of the participation of the former shareholders, even if they have preemptive rights to subscribe them, taking into account, alternatively or jointly: (...) II - the net equity value of the share; (...)”

d)               Merger of shares of a controlled company

59.            Article 264 of the Brazilian Corporation Law provides as follows:

“Art. 264. In the merger of a controlled company by the parent company, the justification, presented to the general shareholders’ meeting of the subsidiary, must contain, in addition to the information provided for in articles 224 and 225, the calculation of the replacement ratio of the shares of the non-controlling shareholders of the subsidiary based on the net worth of the shares of the parent company and of the subsidiary, the two equity portfolios being valued according to the same criteria and on the same date at market prices, or based on another criterion accepted by the Brazilian Securities and Exchange Commission, in the case of publicly held companies.

§1st - The evaluation of the two assets shall be made by 3 (three) experts or a specialized company, and in the case of publicly-held companies, by a specialized company.

§2nd - For the purposes of the comparison referred to in this article, the shares in the capital of the subsidiary owned by the parent company shall be valued in the parent company's assets in accordance with the caption sentence.

§3rd - If the substitution ratios for the shares of non-controlling shareholders, as provided for in the merger protocol, are less advantageous than those resulting from the comparison pursuant to this article, the shareholders dissenting from the resolution of the general shareholders’ meeting of the subsidiary that approves the operation may choose, within the period provided for in article 230, between the reimbursement value established pursuant to article 45 and the value calculated pursuant to the caption sentence, with due regard for the provisions of article 137, II. (...)”

[26] Merger involving Banco do Estado de Santa Catarina S.A. and BESC S.A. Crédito Imobiliário into Banco do Brasil.

[27] Article 170 of the Brazilian Corporation Law refers to the determination of the issue price of shares in capital increases. Besides the incorporation of shares resulting in a share issue (therefore, the direct applicability of article 170 is defensible), the text of article 170 indicates that "[t]he issue price shall be established, without unjustified dilution of the participation of the former shareholders, (.... ), taking into account, alternatively or jointly: (...) II - the value of the net equity of the share"; so that the Brazilian Corporation Law, therefore, indicates that the use of this methodology presupposes a fair valuation, since, in principle, it would not result in "unjustified dilution" of the shareholders.

60.            Furthermore, we point out that paragraph 4 of article 264 of the Brazilian Corporations Law provides as follows:

“§4th The rules set forth in this article (...) apply to the merger of shares of a controlled or controlling company (...).”

61.            Thus, the rules provided for in article 264 of the Brazilian Corporation Law also apply to the merger of shares of a controlled company by its respective parent company, which would be precisely the purpose of the Mergers of Shares

62.            The purpose of applying the rules of article 264 to the merger of shares of a controlled company is to provide additional protection to the minority shareholders of the latter, to the extent that there are not two independent parties negotiating the operation, since the controlling shareholder of the controlling company would decide on the operation at the level of the merging company and indirectly also at the level of the acquired company (through its controlling power in the controlling company). Thus, a conflict of interest situation (at least in potential) would be present.

63.            The above understanding also finds support in the explanatory statement of the Brazilian Corporation Law, as follows:

“The merger of a controlled company requires special rules for the protection of minority shareholders, which is why there are not, in this case, two distinct shareholder majorities that deliberate separately on the operation, defending the interests of each company.”

64.            Thus, such potential conflict of interest would be mitigated with the preparation of the appraisal report provided for in article 264 of the Brazilian Corporation Law, which would demonstrate the commutativity of the definition of the share exchange ratio. In any case, according to recent CVM decisions, the potential conflict of interest does not imply an ex ante prohibition for the controlling shareholder to vote in the general shareholders’ meetings of the subsidiaries. Regarding Eletrobras, any argumentation of conflict is even less applicable in view of the fact that Eletrobras has no defined controlling shareholder and, therefore, there is no controlling shareholder that would direct the negotiation of the exchange ratio directly or indirectly.

·                  Exchange ratio in merger of shares of subsidiary by parent company

65.            As mentioned previously in this Legal Opinion, the Brazilian Corporation Law does not establish a specific method for the evaluation of the assets involved in a share merger transaction, for purposes of determining the exchange ratio. However, with regard to the merger of shares of a controlled company, article 264 of the Brazilian Corporation Law provides the following rules:

“Article 264. In the incorporation, by the parent company, of a controlled company, the justification, presented to the general shareholders’ meeting of the controlled company, must contain, in addition to the information stipulated in articles 224 and 225, the calculation of the substitution ratio of the shares of the non-controlling shareholders of the controlled company based on the value of the net equity of the shares of the parent company and the controlled company, with both equity valued according to the same criteria and on the same date, at market prices, or based on another criterion accepted by the Securities and Exchange Commission, in the case of publicly held companies. (emphasis added).

66.            A detailed interpretation of the above provision concludes that article 264 does not establish how the exchange ratio is to be determined, but only requires that shareholders be informed of what the exchange ratio of the shares would be if it were calculated based on one of the criteria mentioned above (i.e., by the value of equity at market prices or another criterion accepted by the CVM).

67.            Ultimately, this is merely an informative obligation to the minority shareholders of the Subsidiaries, so that the decision on the exchange ratio to be adopted continues to be up to the managers of the companies involved (in the form of a management proposal to the shareholders), for later deliberation by the shareholders gathered in a general shareholders’ meeting of the acquiring and acquired companies, in a decision to be taken by majority vote.

68.            Such informative obligation mentioned in article 264 of the Brazilian Corporation Law (transcribed above), however, has a direct impact on the right of withdrawal of the Subsidiaries' shareholders, as will be detailed further on in this Legal Opinion.

69.            Another relevant aspect to be explored in the context of the share exchange relationship is the choice of the type and class of shares of the acquiring company that will be delivered to the minority shareholders of the company whose shares have been acquired.

70.            In this regard, it should be noted that there is no express legal provision indicating what type or class of shares must be delivered to the shareholders of the merged company. Intuitively, one could say that they should receive shares of the same type and class that they held in the original company (i.e., if they are preferred shareholders of the Subsidiaries, they will receive preferred shares issued by Eletrobras; and if they are common shareholders of the Subsidiaries, they will receive common shares issued by Eletrobras). However, this initial analysis is not entirely correct because shares of the same type and class in different companies are not necessarily comparable as they may confer different rights and obligations on their shareholders - which is precisely the case in the comparison between shares issued by Eletrobras and shares issued by the Subsidiaries.

71.            Thus, respecting the due exchange ratio (calculated, in this case, based on the book value of the respective shares), the managers of the companies involved in the Mergers of Shares can freely decide which type and class of Eletrobras shares will be issued and delivered to the minority shareholders of the Subsidiaries as a result of the Mergers of Shares.

72.            In this sense, we identify no obstacle for the minority shareholders of the Subsidiaries to receive common shares issued by Eletrobras.

73.            It is important to note that in order to mitigate possible questioning regarding the choice of the exchange ratio, it is essential that the appraisal report to be prepared for this purpose distinguish the value between each type and class of the shares of Eletrobras and the Subsidiaries, so that the exchange ratio can be calculated precisely in relation to each type of shareholder. We understand that this distinction was presented in the appraisal reports applicable to the operation (except that, as informed by Taticca, there is no distinction in value between types and classes of shares with respect to their book value).

·                  Valuation criteria for the purposes of article 264 of the Brazilian Corporation Law

74.            The evaluation method based on the net equity at market price, foreseen in the above mentioned article 264 of the Brazilian Corporation Law as a parameter for evaluating the companies involved in the merger of shares, constitutes a method which considers the value of the company's assets in the hypothesis of its liquidation.

75.            The evaluation at market price of the equity value occurs through the evaluation of each asset, taking into account its possible sale value or replacement value.

76.            As to the company that will perform the appraisal, paragraph 1 of article 264 of the Brazilian Corporation Law determines that the appraisal report of the assets at market price must be prepared, in case of a publicly-held company, by a specialized and independent company, as set forth below:

"§1st The valuation of the two assets will be made by 3 (three) experts or specialized company and, in the case of publicly-held companies, by a specialized company."

77.            The Brazilian Corporation Law also admits the adoption of "another criterion accepted by the Securities and Exchange Commission" as a valuation criterion in the case of publicly-held companies.

78.            Thus, the companies involved could adopt a method of valuing their equity, for purposes of complying with the informational obligation contained in the above-mentioned article 264 of the Brazilian Corporation Law, that is different from valuing equity at market price.

79.            As stated in article 8 of RCVM 78[28], an additional criterion that can already be considered as accepted by CVM for the preparation of the valuation report referred to in article 264 of the Brazilian Corporation Law - i.e., without a previous formal consultation to CVM - is the discounted cash flow (DCF).

80.            Thus, any other criteria for the preparation of the appraisal report must be previously approved by CVM. This is the provision of paragraph 3 of the referred article 8:

"Paragraph 3 The CVM may authorize, on a case-by-case basis and provided that the requests are duly justified, other criteria for preparing the appraisal reports required for the purposes of art. 264 of Law No. 6,404, of 1976."

81.            The evaluation criteria selected by Eletrobras in the context of the Merger of Shares for purposes of complying with the provisions of the referred article 264 of the Brazilian Corporation Law will be presented in the next item of this Legal Opinion.

e)               Appraisal reports

82.            As presented earlier in this Legal Opinion (item 54), the Brazilian Corporation Law does not provide for a specific criterion for establishing the exchange ratio (substitution) of shares of the acquired company for shares of the acquiring company. However, in order to avoid questions of possible abuse of the power of control or lack of commutativity in such setting, especially when it comes to the merger of shares of a subsidiary by its parent company, we recommend the use of a specific criterion that has already been widely used by the market - such as the book value of the shares of the companies involved (see item 58 above).

83.            In this regard, the Proposal indicates that Eletrobras has contracted with Taticca an appraisal report on the equity book value of the shares of Eletrobras and each of the Subsidiaries, with a base date of June 30, 2022. We do not see any obstacle to this contracting and we understand that the indicated base date is appropriate for the Mergers of Shares.

84.            Also, as exposed in the items 66 and following of this Legal Opinion, Article 264 of the Brazilian Corporation Law requires the preparation of an additional appraisal report for each company involved in the merger of shares of a controlled company by its parent company, using as evaluation criteria the net worth at market prices, the discounted cash flow, or other criteria previously accepted by CVM.

[28] "Article 8 - The appraisal reports prepared for the purposes of Art. 264 of Law 6,404 of 1976 may use one of the following criteria: I - equity value at market prices; or II - discounted cash flow. §Paragraph 1 - The criterion provided for in item II can only be used for the purposes of Article 264 of Law 6,404 of 1976, if it has not been used as the determining criterion for establishing the proposed substitution ratio. §Paragraph 2 - The reports referred to in the caput shall comply, where applicable, with the provisions of the CVM regulations on the valuation of companies that are the object of public offerings for acquisition of shares. §Paragraph 3 - The CVM may authorize, on a case by case basis and provided that the requests are duly justified, other criteria for the preparation of the valuation reports required for the purposes of article 264 of Law 6404 of 1976.

85.            To prepare the report referred to above for Eletrobras and each of the Subsidiaries, the Proposal indicates that Eletrobras hired EY. We see no obstacle to this contracting.

86.            The Proposal also indicates that, for such evaluation, EY will use, in summary, the following criteria:

(i)                    the stakes held by Eletrobras and its subsidiaries in publicly traded companies that are part of the B3 indexes (that is, that have liquidity as defined in item "a" of item II of article 137 of the Brazilian Corporation Law[29]) or that have an average volume of negotiation of their shares on the stock exchange at levels equivalent to those that are part of such indexes will be evaluated based on their market cap);

(ii)                   the stakes held by Eletrobras and its Subsidiaries in other companies that have been recorded in Eletrobras' or its Subsidiaries' last balance sheet for an amount greater than R$278,000,000.00 (i.e., the stakes that demonstrate certain materiality) will be evaluated by the discounted cash flow methodology; and

(iii)                 the stakes held by Eletrobras and Subsidiaries in companies that do not meet the characteristics indicated above will be evaluated based on the methodology of multiples.

87.            We understand that the methodology agreed upon between Eletrobras and EY, by applying discounted cash flow for all the companies that were considered material to the group, essentially satisfies the provisions of article 264 of the Brazilian Corporation Law, while the different methodology (market cap and multiples) is used for the evaluation of the assets considered less relevant and, thus, should not impact the essence of the provisions above. A different understanding would only fit in front of a very formalistic analysis of the provision and, thus, would end up diverging from what we understand to be the real objective of the provision.

88.            Nevertheless, based on information provided by EY, the methodology indicated above seems to use methods that are usually applied by the market in similar situations. Furthermore, according to information provided by EY, the difference between the application of such a mixed methodology when compared, for example, to the full application of a discounted cash flow methodology would be immaterial for the determination of the total value of Eletrobras and each Subsidiary. Thus, also according to the information provided by EY, the result of such an evaluation would reach a result that would demonstrate the fair value of the assets in question - which seems to be the objective intended by article 264 of the Brazilian Corporation Law.

[29] "Article 137, II - in the cases of items IV and V of art. 136, the holder of a share of a type or class that has liquidity and dispersion in the market shall not be entitled to withdraw:

a) liquidity, when the type or class of share, or certificate that represents it, is part of the general index representing the securities portfolio admitted for trading on the securities market, in Brazil or abroad, as defined by the Securities and Exchange Commission of Brazil; (...)".

f)                Right of Withdrawal

89.            In the merger of companies, the dissenting shareholders of the merged company may withdraw from the company by reimbursing the value of their shares, as provided for in article 136, item IV, and article 137 of the Brazilian Corporation Law, transcribed below:

"Art. 136 - The approval of shareholders representing at least half of the total votes conferred by the voting shares is required, if a greater quorum is not required by the bylaws of the company whose shares are not admitted to trading on the stock exchange or over-the-counter market, for deliberation on: (...) IV - merger of the company, or its incorporation into another;"

“Article 137. The approval of the matters provided for in items I to VI and IX of Article 136 entitles the dissenting shareholder to withdraw from the company, upon reimbursement of the value of his shares (Article 45), in compliance with the following rules: (...)”

90.            Article 252 of the Brazilian Corporation Law also extends this right of withdrawal to dissenting shareholders of the acquiring and acquired company in a share merger transaction, as follows:

"Art. 252 - The incorporation of all the shares of the corporate capital to the equity of another Brazilian company, in order to convert it into a wholly-owned subsidiary, shall be submitted to the general shareholders’ meeting of both companies for deliberation by means of protocol and justification, pursuant to articles 224 and 225.

§1st The general shareholders’ meeting of the incorporating company, if approving the operation, shall authorize the capital increase, to be carried out with the shares to be incorporated and shall appoint the experts who will evaluate them; the shareholders shall not have preemptive rights to subscribe to the capital increase, but dissenting shareholders may withdraw from the company, observing the provisions in article 137, II, upon reimbursement of the value of their shares, pursuant to article 230.

§2nd The general shareholders’ meeting of the company whose shares are to be merged may only approve the transaction by at least half of the total votes conferred by the voting shares and, if it approves it, it shall authorize the executive board to subscribe to the capital increase of the merging company, on behalf of its shareholders, and those dissenting from the deliberation shall have the right to withdraw from the company, with due regard for the provisions of Item II, main Section of Article 137 hereof, by reimbursement of the value of their shares, pursuant to Article 230 hereof".

91.            The existence of the right of withdrawal in a merger of shares gives the dissenting shareholder, in practice, the right to choose between receiving shares from the incorporating company (i.e., following the natural course of the transaction) or withdrawing from the company by reimbursing for his shares. It is a way of protecting the minority shareholder from becoming a compulsory part of a company that he or she did not initially choose to participate in.

92.            Strictly speaking, "dissenting" is understood as the shareholder who disagrees with the resolution.[30] It is important to note, however, that although the aforementioned articles expressly grant the right of withdrawal only to the dissenting shareholder, according to the majority doctrine, the concept of dissenting shareholder, for purposes of such right of withdrawal, must also include the shareholder who did not expressly vote or who did not attend the meeting in question.

93.            However, we point out that, according to article 137, item II, of the Brazilian Corporation Law - which is also referred to in paragraphs 2 and 3 of article 252 and, therefore, also applies to merger of shares transactions - "the holder of a share of a type or class that has liquidity and dispersion in the market shall not have the right to withdraw”.

94.            According to subparagraph "a" of clause II of article 137 of the Brazilian Corporation Law[31], liquidity is presumed to exist when the kind or class of share, or certificate that represents it, is part of the general representative index of the securities portfolio, in Brazil or abroad, as defined by CVM. Also, under the terms of line "b" of the same provision, the existence of dispersion is characterized when the controlling group holds less than half of the shares of the same type or class of shares[32].

95.            It should be emphasized that the requirements of liquidity and market dispersion must be cumulative. That is, both are necessary to ensure that the shareholder does not have the right to withdraw foreseen in article 137 of the Brazilian Corporation Law

96.            Eletrobras shareholders, except holders of Class A Preferred Shares, do not have withdrawal rights as a result of the Mergers of Shares, to the extent that the shares they hold have liquidity, since they are included in the B3 indexes, and have dispersion, since Eletrobras does not have a controlling shareholder and therefore no shareholder holds more than half of the shares of any kind or class.

[30] Part of the doctrine understands that such right of withdrawal is not granted to dissenting shareholders of the acquiring company, since item IV of article 136 of the Brazilian Corporation Law deals with "its incorporation into another" - that is, it would deal only with the acquired company. However, such discussion is not relevant to the incorporation of shares, which has an express provision on the right of withdrawal of dissenting shareholders of the incorporating company, as will be explained further on in this Legal Opinion.

[31] “Article 137, II - in the cases of items IV and V of art. a) liquidity, when the type or class of share, or certificate that represents it, is part of the general representative index of the securities portfolio admitted for trading on the securities market, in Brazil or abroad, as defined by the Securities and Exchange Commission of Brazil; and b) dispersion, when the controlling shareholder, the controlling company or other companies under its control hold less than half of the type or class of share; (...)”

[32] The "same kind or class of shares" is understood to be those held by the dissenting shareholder that, in principle, would have the right to withdraw.

97.            The only shareholders of Eletrobras that have withdrawal rights as a result of the Merger of Shares are the holders of Class A Preferred Shares. This is because these shares have no liquidity, since they are not part of any stock exchange trading index. Thus, in the absence of one of the legal requirements to exclude the right to withdraw, shareholders owning Class A Preferred Shares issued by Eletrobras will have the right to withdraw if they dissent in the decision approving the Mergers of Shares. That said, it should be noted that if the redemption of such Class A Preferred Shares is approved prior to the approval of the Mergers of Shares, the shareholders in question will naturally not be entitled to withdrawal rights since they will no longer be shareholders of Eletrobras as a result of such redemption.

98.            As for the Subsidiaries, because they are privately held companies (except CHESF), they are not part of any stock exchange trading index and therefore have no liquidity. With regard to CHESF, although it is a publicly traded company, its shares are not admitted for trading (listing) on the B3 and therefore are not part of any index and therefore do not have liquidity.

99.            The absence of liquidity, by itself, is already enough to rule out the application of item II, article 137, of the Brazilian Corporation Law In this way, all dissenting shareholders of the Subsidiaries will have the right to withdraw as a result of the Merger of Shares.

100.         Finally, as already presented earlier in this Legal Opinion, article 264 of the Brazilian Corporations Law protects the shareholders of an acquired company that is controlled by the acquiring company (as is the case in the Mergers of Shares). In this regard, paragraph 3 of article 264[33] establishes that, in case the share exchange ratio proposed by the managers of the companies involved is less favorable than the one pointed out by the appraisal report prepared for purposes of article 264 of the Brazilian Corporation Law, the dissenting shareholders of the merged company (i.e., of the Subsidiaries) may choose between having their right to withdraw calculated based on the appraisal report in question or, alternatively, based on the general rule established in article 45 of the Corporation Law (i.e., of the Subsidiaries), of the Subsidiaries) may choose between having their right to withdraw calculated based on the appraisal report in question or, alternatively, based on the general rule established in article 45 of the Brazilian Corporation Law (i.e., the equity book value of their shares) - naturally, the dissenting shareholders will choose the higher value.

[33] “Article 264, §3º If the replacement ratios of the non-controlling shareholders' shares, provided for in the merger protocol, are less advantageous than those resulting from the comparison provided for in this article, the shareholders dissenting from the deliberation of the general meeting of the subsidiary that approves the operation may choose, within the period provided for in art. 230, between the reimbursement amount established pursuant to art. 45 and the amount calculated pursuant to the caption sentence, with due regard for the provisions of art. 137, item II."

101.         On the other hand, if the share exchange ratio proposed by the managers of the companies involved is more favorable than that indicated by the appraisal report prepared for purposes of article 264 of the Brazilian Corporation Law, the dissenting shareholders of the Subsidiaries will have their withdrawal right calculated only based on article 45 of the Corporation Law (that is, the book asset value of their shares).

102.         It is important to point out that the calculations and choices referred to in the items 100 or 101 above, as applicable, must be clearly presented to the shareholders in the respective protocols and justifications of the share mergers, documents that are better presented in item 113 and following of this Legal Opinion.

103.         It should be noted that the equity book value applicable for purposes of the dissenters' right to withdraw shall be that indicated in the last balance sheet approved by the shareholders of the company in question at a general shareholders’ meeting, as provided in paragraph 1 of article 45 of the Corporation Law[34]; and, in the case of Eletrobras (for the purposes of item 97 above) and the Subsidiaries (for the purposes of items 100 or 101 above, as applicable), said balance sheet is that referring to the closing of the fiscal year 2021 (with a base date of December 31, 2021), approved by the shareholders at the respective ordinary general shareholders’ meetings held in April 2022.

104.         We also note that, pursuant to article 45, paragraph 2, of the Corporation Law, the dissenting shareholder may request, within the withdrawal right exercise term, the preparation of a special balance sheet, if the general shareholders’ meeting resolution occurs more than sixty (60) days after the date of the last approved balance sheet.

105.         Under the terms of the same article of the Corporate Law, if any dissenting shareholder comes to exercise this option, Eletrobras will immediately pay 80% of the reimbursement amount and, once the special balance sheet has been prepared, will pay the remaining balance within one hundred and twenty (120) days from the resolution of the Merger of Shares by the Eletrobras general shareholders’ meeting.

106.         As provided in paragraph 3 of article 264 and in item IV of article 137 of the Brazilian Corporation Law [35], the right to withdraw shall be exercised by dissenting shareholders within thirty (30) days from the publication of the minutes that approve the protocol and justification; and, at the time of such exercise, if the provisions of item 100 above, the dissenting Subsidiaries must choose between having their recess calculated based on the book value of their shares on December 31, 2021, or on the value calculated based on the appraisal report prepared for the purposes of article 264 of the Brazilian Corporation Law and indicated in the protocol and justification of the Merger of Shares.

[34] "Article 45, §1º The bylaws may establish rules for determining the reimbursement value, which, however, can only be lower than the net worth value contained in the last balance sheet approved by the general meeting, observing the provisions of §2, if stipulated based on the economic value of the company, to be ascertained in an appraisal (§§3 and 4)."

[35] “Article 264, §3º If the replacement ratios of the non-controlling shareholders' shares as provided for in the merger protocol are less advantageous than those resulting from the comparison provided for in this article, the shareholders dissenting from the decision of the general meeting of the subsidiary that approves the transaction may choose, within the period established in art. and "Article 137, IV - the reimbursement of the share must be claimed from the company within 30 (thirty) days as from the publication of the minutes of the general meeting; (...)"

107.         As provided in article 137, paragraph 3, of the Brazilian Corporations Law [36], in the 10 (ten) days following the end of the term for the exercise of the right to withdraw, if the company's management bodies believe that the payment of the reimbursement price of the shares to dissenting shareholders who exercised the right to withdraw will put the company's financial stability at risk, they may call a general shareholders’ meeting to ratify or reconsider the decision (right to retract).

108.         The effective payment of reimbursement to dissenters who exercised the right to withdraw may only be demanded after the period of ten (10) days referred to above (if the meeting of reconsideration has not been called) or after the ratification of the resolution by the general shareholders’ meeting (if it has been called within such period). If the meeting reconsiders the resolution, the act previously approved will not be carried out and no withdrawal or refund will be made.

109.         Still, the reimbursement of shares may be paid to the account of profits or reserves, except the legal reserve, and in this case the reimbursed shares will remain in treasury, as established in article 45, paragraph 5, of the Brazilian Corporation Law[37].

g)               Disclosure of information on the merger of shares

110.         As will be detailed further on, the information regarding the share merger operation - both that required by law or applicable regulations, and that which, due to the particularities of the case, the managers of the companies involved understand to be important to make their shareholders aware of - is presented to the shareholders of the companies essentially in two (2) documents: the management proposal, a document through which the managers of the companies involved present their considerations and recommendations about the operation; and the protocol and justification of the operation, a document required by law that is also prepared by the managers of the companies involved and that, in essence, presents the legal information related to the transaction, as well as the motivation and objectives of the operation.

[36] “Article 137, §3º In the 10 (ten) days following the end of the term referred to in items IV and V of the caption sentence of this article, as the case may be, counted from the publication of the minutes of the general meeting or special meeting that ratified the resolution, the management bodies have the option to call a general meeting to ratify or reconsider the resolution if they believe that the payment of the reimbursement price of the shares to dissenting shareholders who exercised their right to withdraw will put the financial stability of the company at risk."

[37] “Article 45, §5º The reimbursement amount may be paid to the account of profits or reserves, except the legal reserve, in which case the reimbursed shares will remain in treasury.”

111.         It is natural that such documents are substantially redundant, containing very similar information between them. Even so, we see no obstacle to the preparation of such documents in a segregated manner (versus the preparation of a single document consolidating the expected content of both), as a way to avoid questioning, especially by shareholders and regulatory agencies that are accustomed to the existence of the 2 (two) documents.

112.         Regarding the management proposal, there is no specific legal provision about its content. However, based on the logic of the document and the analysis of precedents (including those of Eletrobras itself), we believe it is correct that the Proposal has expressed the opinion of the directors about the objectives, advantages and disadvantages of the intended operation, as well as the indication of the steps necessary for its implementation.

113.         As to the protocol and justification of the operation, its applicability to a share merger is expressly mentioned in the caput of article 252 of the Corporation Law, and its content is detailed in articles 224 and 225 of the Brazilian Corporation Law, transcribed below:

"Protocol

Article 224. The conditions of the merger, consolidation or spin-off with incorporation into an existing company shall be contained in a protocol signed by the management bodies or partners of the interested companies, which shall include:

I - the number, kind and class of shares that will be attributed in substitution of the rights of partners that will be extinguished and the criteria used to determine the substitution relations;

II - the active and passive elements that will form each portion of the assets, in the case of split-up;

III - the criteria for the valuation of net worth, the date to which the evaluation will be referred to, and the treatment of subsequent variations in net worth;

IV - the solution to be adopted concerning the shares or quotas of the capital of one of the companies held by another;

V - the value of the capital of the companies to be created or of the increase or reduction in capital of the companies that are party to the operation;

VI - the project or projects of by-laws, or of amendments to the by-laws, that must be approved in order to effect the operation; and

VII - all other conditions to which the operation is subject.

Justification

Art. 225. Merger, consolidation and split-up operations shall be submitted to the deliberation of the general shareholders’ meeting of the interested companies by means of justification, in which the following shall be exposed

I - the reasons or purposes of the operation, and the interest of the company in its realization;

II - the shares that the preferred shareholders will receive and the reasons for the modification of their rights, if foreseen;

III - the composition after the operation, according to species and classes of shares, of the capital of the companies that will issue shares in substitution for the extinguished ones; and

IV - the reimbursement value of the shares to which dissenting shareholders will be entitled.”

114.         Such document is prepared by the companies involved, represented by their legal representatives (directors). However, the document is not effective before the companies until its subsequent approval by the respective shareholders, gathered in a general shareholders’ meeting. Notwithstanding its final approval by the shareholders, we do not see an obstacle, yet, to its previous approval by the board of directors of each company involved, as an opportunity to approve the operation and call the referred general shareholders’ meeting.

115.         Also, according to article 22 of the RCVM 81[38], whenever the general shareholders’ meeting is called to resolve on the merger of shares involving at least 1 issuer of Class A listed securities (as is the case of Eletrobras and CHESF), the company must provide the information indicated in Annex I of said Resolution.

116.         It is usual for the information required by Annex I to be presented in a specific chapter of the management proposal for the transaction, in the form of a "Q&A" form, as can be observed in precedents of merger transactions involving publicly-held companies. Some companies, however, choose to present the information in Annex I in the protocol and justification of the transaction.

117.         We see no relevant distinction between presenting the information required by said Annex I in the management proposal or in the protocol and justification of the operation, so that we see no obstacle to the option chosen by Eletrobras - that is, the presentation of such information as annexes to the Proposal.

h)               Guideline Opinion (Parecer de Orientação) CVM 35

118.         It is reasonable to assume that, in transactions involving related parties, there is a situation of potential conflict of interest, where the common controller of such parties does not necessarily decide in favor of all shareholders of the companies involved, prioritizing, on the contrary, his own interests. This situation is even more sensitive in corporate transactions where there is the definition of a share exchange ratio where the controlling shareholder would be diluted to a greater or lesser extent depending on the defined ratio - as is precisely the case in merger of shares.

[38] “Article 22. Whenever the general meeting is convened to resolve on merger, spin-off, incorporation and merger of shares involving at least one issuer of securities registered in category A, the company must provide, at a minimum, the information indicated in Annex I."

119.         As a way to mitigate this situation, CVM issued the CVM Guideline Opinion No. 35/08 ("CVM Guideline Opinion 35"), where CVM suggests the implementation of several measures in merger, incorporation and stock swap merger transactions involving the parent company and its subsidiaries or companies under common control, which, if implemented, would bring a presumption that the transaction was negotiated and implemented on an arm's length basis.

120.         Thus, in the CVM Guideline Opinion 35, CVM understands that the managers of controlled companies or, in the case of companies under common control, of both companies, must adopt the following procedures in the aforementioned corporate transactions: (i) the exchange ratio and other terms and conditions of the transaction should be the subject of effective negotiations between the parties to the transaction; (ii) the start of negotiations should be disclosed to the market immediately, as a material fact, unless social interest requires that the transaction be kept confidential; (iii) directors should seek to negotiate the best exchange ratio and the best possible terms and conditions for the company's shareholders; (iv) directors must obtain all information necessary to perform their duties; (v) directors must have sufficient time to perform their duties; (vi) resolutions and negotiations must be properly documented for further investigation; (vii) directors must consider the need or advisability of hiring legal and financial advisors; (viii) the managers must ensure that the hired advisors are independent in relation to the controller and adequately compensated by the company; (ix) the hired advisors' work must be duly supervised; (x) any evaluations produced by the advisors must be duly grounded and the respective criteria, specified; (xi) the managers must consider the possibility of adopting alternative means to conclude the operation, such as offers of acquisition or exchange of shares; (xii) the directors must reject the transaction if the exchange ratio and the other terms and conditions proposed are unsatisfactory; (xiii) the final decision of the directors on the matter, after analyzing it with loyalty to the company and with the diligence required by law, must be duly grounded and documented; and (xiv) all documents supporting the directors' decision must be made available to the shareholders.

121.         In CVM Guideline Opinion 35, CVM further recommends that either (i) a special independent committee be constituted to negotiate the transaction and submit its recommendations to the board of directors, observing the guidelines contained above; or (ii) the transaction be conditioned to the approval of the majority of the non-controlling shareholders, including the holders of non-voting or restricted voting shares.

122.         In the formation of the aforementioned special independent committee, CVM recommends the adoption of one of the following alternatives: (i) committee composed exclusively of company managers, mostly independent; (ii) committee composed of non-managers of the company, all independent and with notorious technical capacity, provided that the committee is provided for in the by-laws, for the purposes of article 160 of the Brazilian Corporation Law[39]; or (iii) committee composed of: (a) a director chosen by the majority of the board of directors; (b) a director elected by the non-controlling shareholders; and (c) a third director or non-manager chosen jointly by the other two members.

[39] “Article 160. The rules of this Section apply to the members of any bodies, created by the bylaws, with technical functions or intended to advise the managers."

123.         However, the obligation to follow the guidelines of the CVM Guideline Opinion 35 for the purposes of implementation of Mergers of Shares is questionable.

124.         Firstly, the provisions of CVM Guideline Opinion 35 are suggestive, and not mandatory. By following such provisions, as said before, there is the presumption that the transaction was negotiated commutatively. But the reverse is not necessarily true: the fact that the companies involved do not follow such instructions does not mean that the terms of the transaction are not commutative. Note that compliance with the guidelines of the CVM Guideline Opinion 35 brings a presumption of commutativity, but this does not mean that there can be no questioning in this regard by shareholders who feel aggrieved with the exchange relationship established. In other words, the compliance with the CVM Guideline Opinion 35 is optional, but it is recommended for companies that want to mitigate possible subsequent questioning about the operation, with the proviso that such compliance does not eliminate the possibility of such questioning.

125.         In this same sense, in practical cases, it is not possible for CVM to require the implementation of the guidelines of CVM Guideline Opinion 35[40] – the CVM (ex officio or at the request of third parties) can, at most, question the commutativity of the operation, making the managers of the companies involved demonstrate that the exchange ratio established is fair and does not bring any loss to minority shareholders.

126.         Still, it is worth pointing out that CVM Guideline Opinion 35 was proposed by Officer Marcos Barbosa Pinto because he believes that the mergers of subsidiaries are the most problematic ones, since (i) they are coercive to the minority shareholders; and (ii) the right to withdraw may not ensure the interest of the minority shareholders in case of abuse of control power. In this sense, it should be questioned whether this situation of potential abuse of the power of control is present in Mergers of Shares.

127.         As is well known, Eletrobras does not have a controlling shareholder. In addition to the fact that its largest shareholder (the Federal Government, together with its related parties) has an interest of less than 50% (fifty percent) of the voting capital, the Eletrobras by-laws limit the vote of shareholders and related shareholder groups to a maximum of 10% of its total voting capital. Therefore, there is no shareholder (or group of shareholders) who, by abusing their power of control, could negotiate the share exchange ratio in Share Mergers for their own benefit.

[40] Besides the theoretical analysis on the impossibility for CVM to require the implementation of the CVM Guideline Opinion 35 guidelines for the reasons exposed in this Legal Opinion (since these guidelines are optional), it is worth noting that we did not find precedents where there was such a requirement.

128.         It is true that it can be argued that Eletrobras, as the controlling shareholder of the Subsidiaries, could indeed abuse its power of control to the detriment of the minority shareholders of the Subsidiaries. However, in light of this argument, we must reiterate the point made above with regard to the absence of a controlling shareholder of Eletrobras, so that there would not be a person (or group of related persons) directing the negotiations of the Mergers of Shares. Furthermore, it should also be noted that the terms and conditions of the Mergers of Shares will be presented almost simultaneously to the shareholders of Eletrobras and the Subsidiaries, so that it cannot be considered that all of Eletrobras' shareholders together form a "major shareholder" that would be seeking to benefit Eletrobras in the Mergers of Shares to the detriment of the minority shareholders of the Subsidiaries, since this "major shareholder" would not have taken part in the negotiation and definition of the terms of the Mergers of Shares. In other words, Eletrobras' and the Subsidiaries' managers would have been the ones responsible for defining such terms, and since there is no defined controlling shareholder that would have appointed such managers or guided their activities, it is reasonable to assume the independence of such individuals and, consequently, the commutability of the Mergers of Shares.

129.         In addition, we point out that the managers have duties of diligence and loyalty to their respective companies and, therefore, they could not negotiate the terms and conditions of the Merger of Shares to benefit or harm one company or another. These duties are set forth in articles 153, 154, 155 and 245 of the Brazilian Corporation Law, as transcribed below[41]:

"Duty of Diligence

Art. 153. The company director must employ, in the exercise of his functions, the care and diligence that every active and upright man usually employs in the management of his own business."

"Purpose of the Assignments and Deviation of Power

[41] It is important to note that the existence of these duties of diligence and loyalty would not, by themselves, rule out the application of the CVM Guideline Opinion 35. On the contrary, the recommendations of the CVM Guideline Opinion 35 serve precisely to ensure that such duties will be fulfilled. This understanding derives from the CVM Guideline Opinion 35 itself, which states that the guidelines contained in the document "are appropriate ways to comply with the fiduciary duties of administrators provided in arts. 153, 154, 155 and 245 of Law No. 6404 of 1976".

Art. 154. The director shall exercise the attributions conferred by law and the bylaws to achieve the purposes and in the interests of the company, with the requirements of the public good and the social function of the company being satisfied.

§1st The officer elected by a group or class of shareholders has the same duties to the company as the others, and may not fail to fulfill these duties, even if in the defense of the interests of those who elected him.

§2nd The management is prohibited

a) perform an act of liberality at the expense of the company;

b) borrowing money or property from the company or using its property, services or credits for his own advantage or for the advantage of a company in which he has an interest, or for the advantage of third parties, without the prior authorization of the general shareholders’ meeting or of the Board of Directors;

c) receiving from third parties, without authorization from the bylaws or the general shareholders’ meeting, any type of direct or indirect personal advantage due to the exercise of their office.

§3rd The amounts received in violation of the provisions of line c of § 2 shall belong to the company.

§4th The Board of Directors or the Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, in view of its social responsibilities."

"Duty of Loyalty

Art. 155. The director must serve the company loyally and maintain confidentiality about its business, and is forbidden

I - using, for his own benefit or for the benefit of others, with or without prejudice to the company, the commercial opportunities of which he is aware due to the exercise of his position;

II - omitting to exercise or protect the company's rights or, aiming at obtaining advantages for oneself or for others, not taking advantage of business opportunities of the company's interest;

III - acquiring, for resale at a profit, goods or rights that they know are necessary to the company, or that the company intends to acquire.

§1st. Furthermore, the administrator of a publicly-held company shall keep confidential any information that has not yet been disclosed to the market, obtained as a result of his position and that may significantly influence the quotation of securities, being forbidden to use such information to obtain, for himself or for others, an advantage through the purchase or sale of securities.

§2nd The administrator should take care to ensure that the violation of the provisions in Paragraph 1 cannot occur through subordinates or third parties he trusts.

§3rd. The person harmed in a securities purchase or sale contracted in breach of the provisions in paragraphs 1 and 2 is entitled to compensation for losses and damages from the infringing party, unless he was already aware of the information when contracting.

§4th. It is forbidden for any person who has access to relevant information not yet disclosed to use it for his own or another's advantage in the securities market.”

130.         Finally, we note that CVM Guideline Opinion 35 recommends the implementation of its guidelines by the "managers of the controlled public companies or, in the case of companies under common control, of both companies". With regard to the Merger of Shares, it is not a question of incorporation of shares between "companies under common control" but of a controlling company by a controlled company. Thus, the compliance with CVM Guideline Opinion 35 would be incumbent upon the "controlled public companies" involved in the Merger of Shares.

131.         From the excerpt above, one can firstly conclude that CVM Guideline Opinion 35 does not need to be observed by Eletrobras' managers, since the CVM recommendation applies only to "controlled companies". In addition, this section also expressly refers to "publicly-held companies", also due to the fact that the CVM has no interference with privately-held companies - which, naturally, would already exclude the implementation of the guidelines in CVM Guideline Opinion 35 for the merger of Furnas, Eletronorte and CGT Eletrosul, leaving only CHESF, since it is a publicly-held company. However, for the reasons explained above (i.e., the optional nature of the implementation of CVM Guideline Opinion 35 and the non-existence of a controlling shareholder in Eletrobras), we understand that it is defensible for CHESF's management not to comply with CVM Guideline Opinion 35.

132.         In summary, we understand that the application of the recommendations of CVM Guideline Opinion 35 is not mandatory for the Mergers of Shares, since (i) the compliance with such recommendations is not mandatory, (ii) CVM Guideline Opinion 35 expressly mentions its application to "controlled publicly-held companies", which would already exclude the merger of Furnas, Eletronorte and CGT Eletrosul shares, (iii) with respect to its application to the merger of CHESF shares, the inexistence of a defined controlling shareholder at Eletrobras would lead to a situation of abuse of control by Eletrobras in the transaction and, consequently, there would already be a presumption of commutativity in the negotiation of the terms and conditions of the transaction that would make the application of CVM Guideline Opinion 35 unnecessary.

(iii)          Steps of the Mergers of Shares

133.         For the implementation of the Mergers of Shares, considering the governance bodies of Eletrobras and the Subsidiaries, as well as the applicable legal and regulatory provisions, the following steps must be followed for the final approval of the Mergers of Shares:

a)               Audit and Risk Committee

134.         Eletrobras has an audit and risk committee, whose existence is foreseen in the Eletrobras bylaws in article 40:

"Article 40 - The Board of Directors will be supported by the Audit and Risk Committee, the Strategy, Governance and Sustainability Committee and the People, Eligibility, Succession and Remuneration Committee."

135.         The bylaws of the subsidiaries, on the other hand, provide that the Eletrobras audit and risk committee must advise the Subsidiaries' board of directors, as provided in the following provisions: article 20, §2nd and 45 of the CGT Eletrosul bylaws, article 20, §2nd and 45 of the Eletronorte bylaws, article 21, §4th and 46 of the Furnas bylaws and article 20, §2nd and 45 of the CHESF bylaws.

136.         As provided in article 5.1 of the Eletrobras Audit and Risk Committee Internal Regulations, the audit and risk committee is responsible for monitoring corporate operations involving Eletrobras and its Subsidiaries.

137.         In this sense, we understand that the audit and risk committee must monitor the Mergers of Shares.

b)               Executive Board Meeting

138.         As provided in article 48 of Eletrobras' bylaws[42], it is up to the Eletrobras executive board to submit to the Eletrobras board of directors the matters that depend on deliberation by the board.

139.         As will be detailed further on, the Mergers of Shares must be approved by Eletrobras' board of directors. Thus, it is necessary for the Eletrobras executive board to submit the Mergers of Shares to the Eletrobras board of directors.

c)               Board of Auditors Meeting

140.         The Eletrobras bylaws provide that the company's Board of Auditors must opine on the Proposal of the management bodies to be submitted to the General Meeting. In this regard, article 54, item III of the Eletrobras bylaws provides:

"Article 54 - In the exercise of its duties it is incumbent upon the Fiscal Council, without prejudice to the powers provided for in the legislation in force: (...)

III - opine on the proposals of the management bodies, to be submitted to the General Meeting, concerning the modification of the capital stock, issue of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off; (...)"

[42] "Art. 48 - In the exercise of its duties the Executive Board shall be responsible, especially

I - prepare, adequately instruct and submit to the Board of Directors the matters which depend on deliberation by the said Board, including the fundamental guidelines of the administrative organization of Eletrobras, manifesting itself in advance when there is no conflict of interest, with the exception of matters dealing with nominations for positions of Executive Officers of Eletrobras itself, which shall be submitted to the Board of Directors directly by the President of the Company; (...)"

141.         Since, as will be detailed further on, Eletrobras' board of directors must submit the approval of the Mergers of Shares to the General Meeting, and such board's proposal includes the modification of Eletrobras' capital stock (as a result of the capital increase generated by the Merger of Shares), it is necessary that Eletrobras' Board of Auditors gives its opinion on the proposal to be submitted by the board of directors to the General Meeting.

d)               Board of Directors Meeting

142.         The Eletrobras board of directors must previously manifest itself about the matters to be submitted to the general shareholders’ meeting, as provided in article 36, item L, of its bylaws:

“Article 36 - In the exercise of its attributions it is incumbent upon the Board of Directors, without prejudice to the competencies provided for in the legislation in effect: (...)

L - to manifest itself about the matters to be submitted to the shareholders' deliberation in meetings, not admitting the inclusion of the item "general matters" in the call instrument; (...)”

143.         As will be detailed further on, the approval of the Eletrobras General Meeting is required for the Mergers of Sahres. Thus, it is necessary that the Eletrobras board of directors previously manifests itself about the theme.

e)               General Shareholders’ Meeting

144.         Article 252, caput of the Brazilian Corporation Law[43] provides for the need to approve the merger of shares at a general shareholders’ meeting of the merging company and the merged company.

145.         Thus, in the context of the Merger of Shares, five (5) extraordinary general shareholders’ meetings must be held, one for each company involved (including Eletrobras), at which the respective shareholders will resolve on the Merger of Shares.

146.         It is important to mention that within the scope of Eletrobras, it is not necessary to hold a general shareholders’ meeting to resolve on the merger of shares of each of the Subsidiaries - it is possible and recommended that all mergers be resolved by the shareholders of Eletrobras in a single meeting, as is being proposed in the Proposal. Furthermore, we do not see an obstacle to all the matters related to the Merger of Shares being addressed at a single meeting of Eletrobras, including items submitted for ratification by the shareholders, as is the case with the hiring of the applicable appraisers.

[43] "Art. 252 - The incorporation of all the shares of the capital stock into the equity of another Brazilian company, to convert it into a wholly-owned subsidiary, shall be submitted to the deliberation of the general meeting of both companies by means of protocol and justification, pursuant to articles 224 and 225.”

·                  Call Notice

a)       Form

147.         The shareholders' meeting shall be called by means of an announcement published at least three times, containing the place, date and time of the meeting, in addition to the agenda, as provided in article 124 of the Brazilian Corporation Law[44]. The item "general matters" is not allowed in the agenda. As stated in the Proposal, the general shareholders’ meeting will be held virtually.

148.         As provided in §2nd-A of the article 124 of the Brazilian Corporation Law[45], Eletrobras and its Subsidiaries are allowed to allow participation at the meeting by means of an electronic system. In this case, the call notice shall contain the rules and procedures on how shareholders may participate and vote at the meeting remotely, including information regarding access and use of the system by the participants, and whether the meeting will be held partially or exclusively by virtual means. The content of the Proposal meets these requirements.

149.         Eletrobras must also make available to shareholders, by means of an electronic system on the CVM's web page on the world wide web, by the date of publication of the first notice of the meeting, the information indicated in articles 21, 22 and 25 of RCVM 81[46], observing the details of Annex H, Annex I and Annex L of such Resolution.

b)       Deadline

150.         The general shareholders’ meetings of publicly-held companies must be called, according to item II of the same article, on first call, 21 (twenty-one) days in advance and, on second call, 8 (eight) days in advance of the meeting.

151.         In the specific case of Eletrobras, the board of directors must call the meeting at least 30 (thirty) days in advance, in the first call, and 8 (eight) days in advance in the second call, since it has a certificate of deposit program for securities abroad, as recommended by the CVM in Circular/Year-2022-CVM/SEP.

[44] “Article 124. The call notice will be made by announcement published at least 3 (three) times, containing, in addition to the place, date, and time of the meeting, the agenda, and, in the case of reform of the bylaws, indication of the matter.”

[45] “Art. 124, §2-A. Without prejudice to the provisions in § 2 of this article, publicly- and closely-held companies may hold digital meetings, pursuant to the regulations of the Brazilian Securities and Exchange Commission and the competent body of the federal executive branch, respectively."

[46] “Art. 21 - Whenever the matter deliberated at a general meeting gives rise to the right to withdraw, the company must provide, at least, the information indicated in Annex H to this Resolution."

“Article 22 Whenever the general meeting is convened to resolve on merger, spin-off, incorporation and merger of shares involving at least one issuer of securities registered in category A, the company must provide, at a minimum, the information indicated in Annex I."

“Art. 25. whenever the general meeting is called to choose appraisers, the company must provide, at least, the information indicated in Annex L to this Resolution."

c)       Publication

152.         The call notice for general shareholders’ meetings of closed and publicly-held companies must be published under the terms of article 289, item I of the Brazilian Corporation Law [47].

·                  Installation quorum

153.         Once the Eletrobras general shareholders’ meeting has been called, its installation shall depend on the presence of shareholders representing at least 2/3 (two thirds) of the total votes conferred by the shares with voting rights and, at a second call, with any number of shareholders[48], according to article 135 of the Brazilian Corporation Law [49].

154.         Although the installation quorum for the first call to resolve on the other matters to be discussed at the Eletrobras general shareholders’ meeting that resolves on the Mergers of Shares is one quarter (1/4) of the total votes conferred by the voting shares, pursuant to article 125 of the Brazilian Corporation Law, we believe that, given that the matters dealing with the Mergers of Shares will be voted on en bloc, the installation quorum should be the largest among the matters to be resolved, i.e., the one provided for in article 125 of the Corporation Law.[50] Considering that the matters dealing with the Stock Swap Mergers will be voted on en bloc, we understand that the installation quorum must be the largest among the matters to be resolved, i.e., that provided for in article 135 of the Brazilian Corporation Law

155.         Furthermore, it should be noted that article 135 of the Brazilian Corporation Law establishes the installation quorum based on the "total votes conferred by the voting shares", and not based on the number of voting shares.

156.         This distinction is relevant with regard to Eletrobras, considering that, in the recent privatization of the company, several changes were made to its bylaws, among which is the limitation of votes, for each shareholder or group of related shareholders, to up to 10% (ten percent) of the voting shares, as provided in its article 8[51].

[47] “Art. 289. The publications required by this Law shall comply with the following conditions I - they shall be made in a widely circulated newspaper published in the locality in which the company's headquarters are located, in summarized form and with simultaneous disclosure of the full documents on the Internet page of the same newspaper, which shall provide digital certification of the authenticity of the documents maintained on the page itself issued by a certifying authority accredited in the scope of the Brazilian Public Key Infrastructure (ICP-Brasil); (...)"

[48] The quorum set forth in article 8 of the Brazilian Corporation Law is not applicable to a share merger transaction. This is because the share merger transaction is distinct from the capital payment with assets in the scope of a usual capital increase.

[49] "Article 135. The Extraordinary General Meeting whose purpose is to amend the Bylaws shall only be convened, on first call, with the presence of shareholders representing at least 2/3 (two thirds) of the total number of votes conferred by the shares with voting rights, but may be convened, on second call, with any number.”

[50] "Article 125. Subject to the exceptions provided for by law, the general meeting shall be convened, on first call, with the presence of shareholders representing at least 1/4 (one-fourth) of the total votes conferred by the shares with voting rights and, on second call, it shall be convened with any number."

Sole paragraph. Shareholders without voting rights may attend the general meeting and discuss the matter submitted for deliberation."

[51] “Article 8 - No shareholder or group of shareholders, whether Brazilian or foreign, public or private, may exercise voting rights in a number greater than the equivalent to ten percent (10%) of the total number of shares into which the voting capital of Eletrobras is divided, regardless of their holding in the capital stock. Sole Paragraph - Should the preferred shares issued by Eletrobras be given voting rights under the terms of article 111, paragraph 1, of Law nº 6,404 of 1976, the limitation contained in the main section of this article 8 shall include such preferred shares, so that all the shares held by the shareholder or group of shareholders giving voting rights in relation to a specific resolution (whether common or preferred) shall be considered for the purposes of calculating the number of votes pursuant to the main section of this article..”

157.         Thus, for purposes of verification of the two-thirds (2/3) quorum required by article 135 of the Brazilian Corporation Law, votes/shares that exceed the statutory limit of ten percent (10%) should be disregarded, since such excess votes will not be valid votes. For example, although the Federal Government and its related parties currently jointly hold more than 40% of the voting shares, this group of related shareholders will only be counted as 10% of the votes for purposes of accounting for such quorum.[52]

158.         Called the general shareholders’ meetings of the Subsidiaries, their installation shall depend, in the first call, on the presence of shareholders representing at least 1/4 of the total votes conferred by the shares with voting rights and, in the second call, it shall be installed with any number, as provided for in article 125 of the Brazilian Corporation Law.[53]

159.         We believe that the decision not to link the Blocks of Mergers of Shares (as indicated in item  6), since the synergy, operational and governance gains related to the Merger of Shares can be realized, even partially, by approving only part of the Merger of Shares, without the need to approve all the mergers.

160.         Regarding item  3(vi) above (amendment of bylaws), we believe it was the right choice to keep it as a separate item and that it will be put to a vote after the resolution on all the Mergers of Shares. This is because each Merger of Shares will imply a change in the value of Eletrobras' capital stock and in the number of common shares issued by Eletrobras (as a result of the capital increase resulting from each Merger of Shares) and, therefore, a resolution on the amendment of the bylaws at the end of the voting on each Merger of Shares is less efficient than a single resolution on the amendment of bylaws at the end of the voting, so that, on such occasion, the final value and number of Eletrobras' shares after all the capital increases is already known.

[52] This understanding is corroborated by the conclusion of the memorandum submitted to us by Eletrobras, prepared by the law firm Bocater, Camargo, Costa e Silva, Rodrigues Advogados, which states: "Thus, the representativeness and legitimacy for the installation of the meeting (in the cases of arts. 125 and 135 of the Corporation Law) and for the qualified resolution (in the cases dealt with by art. 136 of the Corporation Law) must be ascertained in light of the possible "electoral college". In this line, we repeat, the shares that exceed the limit provided for in the by-laws (paragraph 2 of article 9 of the by-laws) should not be computed, in our opinion, which means that the "electoral college" must be comprised only by shares whose holders are effectively entitled to vote, up to the limit of the respective votes, without prejudice to the attendance of any shareholder, even of those who are holders of non-voting shares. In short, using the words of the law itself, in its new wording, what is to be computed is the "total votes conferred by the shares with voting rights”.

[53] “Article 125. Subject to the exceptions provided for by law, the general meeting shall be convened, on first call, with the presence of shareholders representing at least 1/4 (one quarter) of the total votes conferred by the shares with voting rights and, on second call, it shall be convened with any number."

161.         We also believe that this management's decision is correct, since the expiration of said concession agreements would bring a relevant impact to the respective Subsidiary and, thus, it may not be interesting to implement the Merger of Shares of the Subsidiary in question if there is no assurance that its concession agreements will remain in force.

·                  Approval quorum

162.         Article 129 of the Brazilian Corporation Law provides that the resolutions of the general shareholders’ meeting, subject to the exceptions provided by law, shall be taken by an absolute majority of votes of the shareholders present at the meeting, excluding blank votes. In turn, the Eletrobras Bylaws provides in its article 20, paragraph 2, that the resolutions at the general shareholders’ meeting must be approved by a majority of votes, except for those requiring a qualified quorum[54].

163.         We understand from the wording of the Eletrobras Bylaws that a majority of votes means a majority of votes of the shareholders present at the general shareholders’ meeting in question. Note that said article 20 also emphasizes compliance with the voting limit provided for in articles 8 and 9 of Eletrobras' bylaws[55]. Thus, only votes that can be cast at the meeting should be considered - that is, disregarding votes that exceed the statutory limit of 10% of the voting capital for each shareholder or group of related shareholders.

[54] “Article 20, §2º- The resolutions of the shareholders’ meeting shall be made by majority vote, except those requiring a qualified quorum, with each shareholder's vote being proportional to their equity interest in the Company's capital, respecting the limit corresponding to 10% (ten percent) of the voting capital for the vote of each shareholder and group of shareholders, under the terms of articles 8 and 9 of these Bylaws."

[55] “Aricle. 8 - No shareholder or group of shareholders, whether Brazilian or foreign, public or private, may exercise voting rights in a number greater than the equivalent to ten percent (10%) of the total number of shares into which the voting capital of Eletrobras is divided, regardless of their holding in the capital stock. Sole Paragraph - Should the preferred shares issued by Eletrobras be given voting rights under the terms of art. 111, § 1, of Law nº 6,404, of 1976, the limitation contained in the caput of this art. 8 shall include such preferred shares, so that all the shares held by the shareholder or group of shareholders giving voting rights in relation to a specific resolution (whether common or preferred) shall be considered for the purposes of calculating the number of votes pursuant to the caput of this article. "and "Article 9 - It is forbidden to enter into shareholders' agreements with a view to regulating the exercise of voting rights in a number greater than that corresponding to 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided, including in the hypothesis described in article 8, sole paragraph. §The Company shall not file a shareholders' agreement on the exercise of voting rights which conflicts with the provisions of these Bylaws. §The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in articles 8 and 9 of these Bylaws, without prejudice to the exercise of the veto right by the Federal Government under the terms of paragraph 3 of article 13 of these Bylaws.”

VII.	Conclusions

164.         For all the above reasons, we conclude that the Proposal meets the necessary requirements to be submitted to and approved by the Company's shareholders and, additionally, implemented by the Company's management.

165.         We remain at your disposal to discuss the considerations presented in this Legal Opinion and, together with the Company's management.

Tauil & Chequer Advogados associated to Mayer Brown LLP

* * * *

ANNEX 23

Changes to be promoted in the Bylaws, with comparative table and legal and economic effects

ANNEX 23

Amendments to be made to the Bylaws, with comparative table and legal and economic effects

CURRENT BYLAWS	PROPOSED AMENDMENTS TO THE BYLAWS	ORIGIN, JUSTIFICATION AND ANALYSIS OF THE EFFECTS OF THE AMENDMENTS
BYLAWS OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS	BYLAWS OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS	Wording unchanged.
CHAPTER I	CHAPTER I	Wording unchanged.
Name, Duration, Headquarters and Purpose of the Company	Name, Duration, Headquarters and Purpose of the Company	Wording unchanged.
Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company” or “Eletrobras”) is a publicly-held company, with an indefinite term and governed by these Bylaws (“Bylaws”) and the applicable legal provisions.	Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company” or “Eletrobras”) is a publicly-held company, with an indefinite term and governed by these Bylaws (“Bylaws”) and the applicable legal provisions.	Wording unchanged.
Sole paragraph – With the entry of Eletrobras into the special listing segment called Level 1, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Eletrobras, its shareholders, managers and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation (“Level 1 Regulation”).	Sole paragraph – With the entry of Eletrobras into the special listing segment called Level 1, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Eletrobras, its shareholders, managers and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation (“Level 1 Regulation”).	Wording unchanged.

Article 2 – Eletrobras has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices.	Article 2 – Eletrobras has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices.	Wording unchanged.
Sole paragraph – Eletrobras will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines.	Sole paragraph – Eletrobras will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines.	Wording unchanged.
Article 3 - Eletrobras has as its corporate purpose:	Article 3 - Eletrobras has as its corporate purpose:	Wording unchanged.
I – carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of company acts resulting from these activities, such as the sale of electricity; and	I – carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of company acts resulting from these activities, such as the sale of electricity; and	Wording unchanged.
II – promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks.	II – promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks.	Wording unchanged.

Paragraph 1 – Eletrobras may carry out the activities contained in its corporate purpose through controlled companies (“subsidiaries”), business consortia and investee companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies.	Paragraph 1 – Eletrobras may carry out the activities contained in its corporate purpose through controlled companies (“subsidiaries”), business consortia and investee companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies.	Wording unchanged.
Paragraph 2 – The Company may develop other activities related or complementary to its corporate purpose.	Paragraph 2 – The Company may develop other activities related or complementary to its corporate purpose.	Wording unchanged.
Paragraph 3 – Eletrobras shall take all reasonable steps to ensure that its managers, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, managers, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the Code of Ethical Conduct and Integrity of Eletrobras Companies, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti-corruption legislation.	Paragraph 3 – Eletrobras shall take all reasonable steps to ensure that its managers, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, managers, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the Code of Ethical Conduct and Integrity of Eletrobras Companies, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti-corruption legislation.	Wording unchanged.
Paragraph 4 – Eletrobras shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development.	Paragraph 4 – Eletrobras shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development.	Wording unchanged.

CHAPTER II	CHAPTER II	Wording unchanged.
Capital, Shares and Shareholders	Capital, Shares and Shareholders	Wording unchanged.
Article 4 – The capital is sixty-nine billion, eight hundred and thirteen million, seven hundred and forty thousand and two Brazilian reais and fifty-two cents (BRL 69,813,740,002.52), divided into two billion, twenty-one million, one hundred and thirty-nine thousand, four hundred and sixty-four (2,021,139,464) common shares, one hundred and forty-six thousand, nine hundred and twenty (146,920) preferred shares of class “A”, two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three (279,941,393) preferred shares of class “B” and one (1) special class preferred share exclusively held by the Federal Government, all without par value.

In case of approval of the Redemption of class “A” preferred shares:

Article 4 – The capital is seventy billion, one hundred and thirty-eight million, one hundred fifty-nine thousand, one hundred and seventeen Brazilian reais and ninety-four cents (BRL 70,138,159,317.94) ~~sixty-nine billion, eight hundred and thirteen million, seven hundred and forty thousand and two Brazilian reais and fifty-two cents (BRL 69,813,740,002.52)~~, divided into two billion, twenty-seven million, seven hundred and ninety-eight thousand and fourteen (2,027,798,314) ~~two billion, twenty-one million, one hundred and thirty-nine thousand, four hundred and sixty-four (2,021,139,464)~~ common shares, ~~one hundred and forty-six thousand, nine hundred and twenty (146,920) preferred shares of class “A”,~~ two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three (279,941,393) preferred shares of class “B” and one (1) special class preferred share exclusively held by the Federal Government, all without par value.

Wording of the caput of the article amended to reflect the changes in the capital stock of Eletrobras resulting from the redemption of all "class A" preferred shares ("Redemption" and "PNA Shares"), if approved under the terms of the Agenda and in accordance with the reasons stated in item 2.1 of this Proposal.

As a legal effect, Eletrobras' capital stock will be divided into common shares (“Common Shares”), class “B” preferred shares (“PNB Shares”) and one (1) special share held by yhe Federal Government (golden share).

Among other effects already explored in this Proposal, the economic effect of the approval of the Redemption will result from the payment of the value of the shares made by the Company to the holders of redeemed PNA Shares, as stated in the Management Proposal. Furthermore, the value of the capital stock may reach up to BRL 70,138,159,317.94 (that means, a total increase of up to BRL 324,419,315.42) and the amount of common shares may reach up to 2,027,798,314 (that means, a total increase of up to 6,658,850 shares) if the Merger of Shares of the Subsidiaries are approved. However, since such operations will be decided independently, only part of the operations may be approved. Therefore, the amounts below indicate the increases in each case:

(i) If the Merger of CHESF’ Shares is approved, there will be an increase in the amount of capital stock of BRL 91,895,173.09 and in the number of shares by 1,886,189;

(ii) If the Merger of Furnas’ Shares is approved, there will be an increase in the amount of capital stock of BRL 157,694,180.259 and in the number of shares by 3,236,743 (although these increase may be less if the Furnas’ minority shareholders do not exercise their preemptive right in the scope of the company’ capital increase approved on September 9th, 2022, as detailed in the item 2.4(b) of the Management Proposal;

(iii) If the Merger of Eletronorte’ Shares is approved, there will be an increase in the amount of capital stock of BRL 70,993,677.08 and in the number of shares by 1,457,177; and

(iv) If the Merger of CGT Eletrosul’ Shares is approved, there will be an increase in the amount of capital stock of BRL 3,836,285.00 and in the number of shares by 78,741;

If the Redemption of the class “A” preferred shares is not approved and there is approval of any of the Merger of Shares:

Article 4 – The capital is seventy billion, one hundred and thirty-eight million, one hundred fifty-nine thousand, one hundred and seventeen Brazilian reais and ninety-four cents (BRL 70,138,159,317.94) ~~sixty-nine billion, eight hundred and thirteen million, seven hundred and forty thousand and two Brazilian reais and fifty-two cents (BRL 69,813,740,002.52)~~, divided into two billion, twenty-seven million, seven hundred and ninety-eight thousand and fourteen (2,027,798,314) ~~two billion, twenty-one million, one hundred and thirty-nine thousand, four hundred and sixty-four (2,021,139,464)~~ common shares, one hundred and forty-six thousand, nine hundred and twenty (146,920) preferred shares of class “A”, two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three (279,941,393) preferred shares of class “B” and one (1) special class preferred share exclusively held by the Federal Government, all without par value.

Wording of the caput of the article amended to reflect the changes in the capital stock of Eletrobras resulting from the approval of the totality of the Merger of Shares. However, the final capital stock amount and number of common shares may turn out to be less than those indicated to the left, if the totality of Merger of Shares of the Subsidiaries are not approved.

Thus, since such operations will be decided independently, only part of the operations may be approved. In this way, for the calculation of the new effective value of the capital stock and number of common shares, the current values (wich are, BRL 69,813,740,002.52 and 2,021,139,464) must be increased, in each case:

(i) If the Merger of CHESF’ Shares is approved, there will be an increase in the amount of capital stock of BRL 91,895,173.09 and in the number of shares by 1,886,189;

(ii) If the Merger of Furnas’ Shares is approved, there will be an increase in the amount of capital stock of BRL 157,694,180.259 and in the number of shares by 3,236,743 (although these increase may be less if the Furnas’ minority shareholders do not exercise their preemptive right in the scope of the company’ capital increase approved on September 9th, 2022, as detailed in the item 2.4(b) of the Management Proposal;

(iii) If the Merger of Eletronorte’ Shares is approved, there will be an increase in the amount of capital stock of BRL 70,993,677.08 and in the number of shares by 1,457,177; and

(iv) If the Merger of CGT Eletrosul’ Shares is approved, there will be an increase in the amount of capital stock of BRL 3,836,285.00 and in the number of shares by 78,741;

Paragraph 1 – The shares of Eletrobras shall be:	Paragraph 1 – The shares of Eletrobras shall be:	Wording unchanged.
I – common, in nominative form, with the right to one vote per share;	I – common, in nominative form, with the right to one vote per share;	Wording unchanged.
II – class “A” and “B” preferred, in the nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases; and	II – class ~~“A” and~~ “B” preferred, in the nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases; and	Wording of the item modified to reflect the changes in the capital stock of Eletrobras resulting from the Redemption, if approved under the terms of the Agenda and in accordance with the reasons presented in item 2.1 of the Management Proposal.
III – 1 (one) preferential special class, held exclusively by the Federal Government, without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 3 of article 11 of these Bylaws.	III – 1 (one) preferential special class, held exclusively by the Federal Government, without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph ~~3~~2 of article 11 of these Bylaws.	Wording of item III amended and renumbering to reflect the changes proposed in article 11, justified below, and in item II of the Bylaws, justified above, without any economic or legal effect.
Paragraph 2 – The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose.	Paragraph 2 – The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose.	Wording unchanged.

Paragraph 3 – Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM.	Paragraph 3 – Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM.	Wording unchanged.
Paragraph 4 – The voting rights of common shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws.	Paragraph 4 – The voting rights of common shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws.	Wording unchanged.
Article 5 – Eletrobras is authorized to increase its capital up to the limit of one hundred billion Brazilian reais (BRL100,000,000,000.00), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares.	Article 5 – Eletrobras is authorized to increase its capital up to the limit of one hundred billion Brazilian reais (BRL100,000,000,000.00), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares.	Wording unchanged.
Paragraph 1 – The Board of Directors shall establish the conditions of issue, subscription, form and term of Payment, price per share, form of placement (public or private) and its distribution in the country or abroad.	Paragraph 1 – The Board of Directors shall establish the conditions of issue, subscription, form and term of Payment, price per share, form of placement (public or private) and its distribution in the country or abroad.	Wording unchanged.

Paragraph 2 – At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term referred to in article 171, paragraph 4 of Law 6,404/1976, as amended (“Brazilian Corporation Law”), whose placement is made through sale on the stock Exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders’ Meeting, under the terms established by law.	Paragraph 2 – At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term referred to in article 171, paragraph 4 of Law 6,404/1976, as amended (“Brazilian Corporation Law”), whose placement is made through sale on the stock Exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders’ Meeting, under the terms established by law.	Wording unchanged.
Article 6 – It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital.	Article 6 – It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital.	Wording unchanged.
Sole paragraph – If the preferred shares issued by Eletrobras confer voting Rights under the terms of article 111, paragraph 1, of Law No. 6,404, of 1976, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article.	Sole paragraph – If the preferred shares issued by Eletrobras confer voting Rights under the terms of article 111, paragraph 1, of Law No. 6,404, of 1976, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article.	Wording unchanged.

Article 7 – It is forbidden to enter into shareholders’ agreements aimed at regulating the exercise of the right to vote in a number greater than that corresponding to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, including in the case described in article 6, sole paragraph.	Article 7 – It is forbidden to enter into shareholders’ agreements aimed at regulating the exercise of the right to vote in a number greater than that corresponding to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, including in the case described in article 6, sole paragraph.	Wording unchanged.
Paragraph 1 - The Company will not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws.	Paragraph 1 - The Company will not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws.	Wording unchanged.
Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 3 of article 11 of these Bylaws.	Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph ~~3~~2 of article 11 of these Bylaws.	Renumbering to reflect the changes proposed in this article 11 and in paragraph 1, item II of article 4 of the Bylaws, justified above, without any economic or legal effect.
Article 8 - For the purposes of these Bylaws, two or more shareholders of the Company shall be considered as a group of shareholders:	Article 8 - For the purposes of these Bylaws, two or more shareholders of the Company shall be considered as a group of shareholders:	Wording unchanged.
I - That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control;	I - That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control;	Wording unchanged.
II - If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others;	II - If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others;	Wording unchanged.

III - Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or	III - Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or	Wording unchanged.
IV - Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same managers or managers, or whose managers or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not.	IV - Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same managers or managers, or whose managers or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not.	Wording unchanged.
Paragraph 1 - In the case of investment funds with a common administrator or manager, only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are the responsibility of the administrator or manager, as the case may be, on a discretionary basis, shall be considered as a group of shareholders.	Paragraph 1 - In the case of investment funds with a common administrator or manager, only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are the responsibility of the administrator or manager, as the case may be, on a discretionary basis, shall be considered as a group of shareholders.	Wording unchanged.

Paragraph 2 - In addition to the provisions of the caput and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the caput or in paragraph 1 of this article.	Paragraph 2 - In addition to the provisions of the caput and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the caput or in paragraph 1 of this article.	Wording unchanged.
Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in articles 6 and 7.	Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in articles. 6 and 7.	Wording unchanged.
Paragraph 4 - The shareholders must keep Eletrobras informed about their membership in a group of shareholders under the terms of these Bylaws, if such group of shareholders holds, in total, shares representing ten percent (10%) or more of the voting capital of Eletrobras.	Paragraph 4 - The shareholders must keep Eletrobras informed about their membership in a group of shareholders under the terms of these Bylaws, if such group of shareholders holds, in total, shares representing ten percent (10%) or more of the voting capital of Eletrobras.	Wording unchanged.
Paragraph 5 - The members of the board of shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold ten percent (10%) or more of the voting capital of Eletrobras.	Paragraph 5 - The members of the board of shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold ten percent (10%) or more of the voting capital of Eletrobras.	Wording unchanged.

Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed thirty percent (30%) of the voting capital of Eletrobras and that does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least one hundred percent (100%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC.	Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed thirty percent (30%) of the voting capital of Eletrobras and that does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least one hundred percent (100%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC.	Wording unchanged.
Sole paragraph - The obligation to make a public offer of acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of thirty percent (30%) of the voting capital of the Company.	Sole paragraph - The obligation to make a public offer of acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of thirty percent (30%) of the voting capital of the Company.	Wording unchanged.

Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed fifty percent (50%) of the voting capital of Eletrobras and does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least two hundred percent (200%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.	Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed fifty percent (50%) of the voting capital of Eletrobras and does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least two hundred percent (200%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.	Wording unchanged.
Sole paragraph - The obligation to make a public offer for acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of fifty percent (50%) of the voting capital of the Company.	Sole paragraph - The obligation to make a public offer for acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of fifty percent (50%) of the voting capital of the Company.	Wording unchanged.
Article 11 - Preferred shares cannot be converted into common shares and, in the case of classes "A" and "B", will have priority in the reimbursement of capital and in the distribution of dividends.	Article 11 - Preferred shares cannot be converted into common shares and, in the case of class ~~of classes "A" and~~"B", will have priority in the reimbursement of capital and in the distribution of dividends.	Changes to the wording adjusted to reflect the changes to the capital stock of Eletrobras resulting from the Redemption, if approved under the terms of the Agenda and in accordance with the reasons presented in item 2.1 of the Management Proposal. In this scenario, the capital stock of Eletrobras will be divided into common shares, class “B” preferred shares and one (1) special share held by yhe Federal Government (golden share).

Paragraph 1 - The preferred shares of class “A”, which are those subscribed until June 23rd, 1969, and those resulting from bonuses attributed to them will have priority in the distribution of dividends, these incidents at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them.	~~Paragraph 1 - The preferred shares of class “A”, which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them will have priority in the distribution of dividends, these incidents at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them.~~	Exclusion to reflect the changes to the capital stock of Eletrobras resulting from the Redemption, if approved under the terms of the Agenda and in accordance with the reasons presented in item 2.1 of the Management Proposal. In this scenario, the capital stock of Eletrobras will be divided into common shares, class “B” preferred shares and one (1) special share held by yhe Federal Government (golden share).
Paragraph 2 - The preferred shares of class “B”, which are those subscribed as of June 23rd, 1969, will have priority in the distribution of dividends, these incident at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally between them.	Paragraph ~~2~~ 1 - The preferred shares of class “B”, which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, these incident at the rate of six percent (6%) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally between them.	Renumbering to reflect the changes proposed in this article 11 and in paragraph 1, item II of article 4 of the Bylaws, justified above, without any economic or legal effect.
Paragraph 3 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Law No. 6,404, of 1976, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws.	Paragraph ~~3~~ 2 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Law No. 6,404, of 1976, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws.	Renumbering to reflect the changes proposed in this article 11 and in paragraph 1, item II of article 4 of the Bylaws, justified above, without any economic or legal effect.

Paragraph 4 - Class "A" and class "B" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in paragraphs 1 and 2, subject to the provisions of paragraph 5.	Paragraph ~~4~~ 3 - Class ~~"A" and class~~ "B" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the ~~minimum~~ dividend~~s~~ provided for in paragraph~~s~~ 1 ~~and 2~~, subject to the provisions of paragraph 4 ~~5~~.	Wording and renumbering adjusted to reflect the changes to the capital stock of Eletrobras resulting from the Redemption, if approved under the terms of the Agenda and in accordance with the reasons presented in item 2.1 of the Management Proposal. In this scenario, the capital stock of Eletrobras will be divided into common shares, class “B” preferred shares and one (1) special share held by yhe Federal Government (golden share).
Paragraph 5 – Class “A” and class “B” preferred shares shall be entitled to receive a dividend, for each share, at least ten percent (10%) greater than that attributed to each common share.	Paragraph ~~5~~4 – Class ~~“A” and class~~ “B” preferred shares shall be entitled to receive a dividend, for each share, at least ten percent (10%) greater than that attributed to each common share.	Wording and renumbering adjusted to reflect the changes to the capital stock of Eletrobras resulting from the Redemption, if approved under the terms of the Agenda and in accordance with the reasons presented in item 2.1 of the Management Proposal. In this scenario, the capital stock of Eletrobras will be divided into common shares, class “B” preferred shares and one (1) special share held by yhe Federal Government (golden share).
Article 12 – The capital increases of Eletrobras will be carried out through public or private subscription and incorporation of reserves, capitalizing the Resources through the modalities admitted by law.	Article 12 – The capital increases of Eletrobras will be carried out through public or private subscription and incorporation of reserves, capitalizing the Resources through the modalities admitted by law.	Wording unchanged.
Sole paragraph – In capital increases, preference will be assured to all Eletrobras shareholders, in proportion to their shareholding, except in the case of paragraph 2 of article 5.	Sole paragraph – In capital increases, preference will be assured to all Eletrobras shareholders, in proportion to their shareholding, except in the case of paragraph 2 of article 5.	Wording unchanged.
Article 13 – The payment of shares shall comply with the rules and conditions established by the Board of Directors.	Article 13 – The payment of shares shall comply with the rules and conditions established by the Board of Directors.	Wording unchanged.

Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due.	Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due.	Wording unchanged.
Article 14 – Eletrobras may issue non-convertible securities and debentures.	Article 14 – Eletrobras may issue non-convertible securities and debentures.	Wording unchanged.
Article 15 - Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions.	Article 15 - Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions.	Wording unchanged.
Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary Shareholders’ Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization.	Article 16 - The redemption of shares ~~of one or more classes~~ may be effected by resolution of the Extraordinary Shareholders’ Meeting, ~~regardless of approval at the Special Meeting of the shareholders of the species and classes affected,~~ except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization.	Wording adjusted to reflect the changes to the capital stock of Eletrobras resulting from the Redemption, if approved under the terms of the Agenda and in accordance with the reasons presented in item 2.1 of the Management Proposal. In this scenario, the capital stock of Eletrobras will be divided into common shares, class “B” preferred shares and one (1) special share held by yhe Federal Government (golden share).

CHAPTER III	CHAPTER III	Wording unchanged.
The Shareholders’ Meeting	The Shareholders’ Meeting	Wording unchanged.
Article 17 - The Annual Shareholders’ Meeting shall be held within the first four (4) months following the end of the fiscal year, on a day and time previously fixed, to:	Article 17 - The Annual Shareholders’ Meeting shall be held within the first four (4) months following the end of the fiscal year, on a day and time previously fixed, to:	Wording unchanged.
I – take the management accounts, examine, discuss and vote on the financial statements;	I - take the management accounts, examine, discuss and vote on the financial statements;	Wording unchanged.
II – resolve on the allocation of net income for the year and the distribution of dividends;	II - resolve on the allocation of net income for the year and the distribution of dividends;	Wording unchanged.
III – elect the members of the Board of Directors and the Fiscal Council;	III - elect the members of the Board of Directors and the Fiscal Council;	Wording unchanged.
IV – establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and	IV - establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and	Wording unchanged.
V – establish the annual global amount of the remuneration of the managers and members of the Advisory Committees to the Board of Directors.	V – establish the annual global amount of the remuneration of the managers and members of the Advisory Committees to the Board of Directors.	Wording unchanged.
Article 18 – In addition to the matters provided for in Law No. 6,404 of 1976, the Shareholders’ Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence.	Article 18 - In addition to the matters provided for in Law No. 6,404 of 1976, the Shareholders’ Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence.	Wording unchanged.

Paragraph 1 - The Shareholders’ Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited.	Paragraph 1 - The Shareholders’ Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited.	Wording unchanged.
Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to ten percent (10%) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to articles 6 and 7 of these Bylaws.	Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to ten percent (10%) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to articles 6 and 7 of these Bylaws.	Wording unchanged.
Paragraph 3 – For the purposes of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article.	Paragraph 3 – For the purposes of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article.	Wording unchanged.
Paragraph 4 – The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form.	Paragraph 4 – The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form.	Wording unchanged.
Paragraph 5 – Explanations of vote may be recorded, if the shareholder or its representatives so wishes.	Paragraph 5 – Explanations of vote may be recorded, if the shareholder or its representatives so wishes.	Wording unchanged.

Paragraph 6 – The abstention from voting, when it occurs must be included in the minutes and the disclosure document of the Meeting.	Paragraph 6 – The abstention from voting, when it occurs must be included in the minutes and the disclosure document of the Meeting.	Wording unchanged.
Paragraph 7 - The board that will direct the work of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary.	Paragraph 7 - The board that will direct the work of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary.	Wording unchanged.
Article 19 – The shareholder may be represented by a proxy at the Shareholders’ Meetings, pursuant to article 126, paragraph 1 of Law No. 6,404, of 1976.	Article 19 – The shareholder may be represented by a proxy at the Shareholders’ Meetings, pursuant to article 126, paragraph 1 of Law No. 6,404, of 1976.	Wording unchanged.
Paragraph 1 – The documents proving the condition of shareholder and its representation must be delivered according to the call notice.	Paragraph 1 – The documents proving the condition of shareholder and its representation must be delivered according to the call notice.	Wording unchanged.
Paragraph 2 – All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders’ Meeting.	Paragraph 2 – All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders’ Meeting.	Wording unchanged.
Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of Brazilian Depositary Receipts (BDR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of Eletrobras.	Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of Brazilian Depositary Receipts (BDR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of Eletrobras.	Wording unchanged.

CHAPTER IV	CHAPTER IV	Wording unchanged.
Management	Management	Wording unchanged.
Article 20 – The Management of Eletrobras, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board.	Article 20 – The Management of Eletrobras, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board.	Wording unchanged.
Article 21 – The exercise of the positions of members of the Eletrobras Management, resident or not in the country, is private to individuals, and the management Guarantee may be required for any position of administrator.	Article 21 – The exercise of the positions of members of the Eletrobras Management, resident or not in the country, is private to individuals, and the management Guarantee may be required for any position of administrator.	Wording unchanged.
Sole paragraph - The minutes of the Shareholders’ Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of Eletrobras require certain requirements for the investiture in the position of management of Eletrobras, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office.	Sole paragraph - The minutes of the Shareholders’ Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of Eletrobras require certain requirements for the investiture in the position of management of Eletrobras, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office.	Wording unchanged.

Article 22 – The investiture in the management position of Eletrobras shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of managers and fiscal directors.	Article 22 – The investiture in the management position of Eletrobras shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of managers and fiscal directors.	Wording unchanged.
Paragraph 1 – Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board is prohibited:	Paragraph 1 – Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board is prohibited:	Wording unchanged.
I - representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without a permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and a holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position;	I - representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without a permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and a holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position;	Wording unchanged.
II – of a person who has acted, in the last thirty-six (36) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign; and	II – of a person who has acted, in the last thirty-six (36) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign; and	Wording unchanged.
III – of a person who holds a position in a union organization.	III - of a person who holds a position in a union organization.	Wording unchanged.

Paragraph 2 – The legal and integrity requirements shall be analyzed by the People Committee.	Paragraph 2 – The legal and integrity requirements shall be analyzed by the People Committee.	Wording unchanged.
Paragraph 3 - The managers and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to thirty (30) days, counted from the election, which will include the submission of the sworn-in to the Code of Ethical Conduct and Integrity of the Eletrobras Companies and other internal regulations issued by the Company.	Paragraph 3 - The managers and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to thirty (30) days, counted from the election, which will include the submission of the sworn-in to the Code of Ethical Conduct and Integrity of the Eletrobras Companies and other internal regulations issued by the Company.	Wording unchanged.
Paragraph 4 – If the term of investiture is not signed within thirty (30) days after the election, it will become null and void, unless justified by the management body for which it has been elected.	Paragraph 4 – If the term of investiture is not signed within thirty (30) days after the election, it will become null and void, unless justified by the management body for which it has been elected.	Wording unchanged.
Paragraph 5 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to Eletrobras.	Paragraph 5 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to Eletrobras.	Wording unchanged.

Paragraph 6 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on corporate law, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office.	Paragraph 6 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on corporate law, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office.	Wording unchanged.
Paragraph 7 – When taking office, the administrator must subscribe to the Managers’ Term of Consent, in accordance with the Provisions of the Level 1 Regulation, and observe the other applicable legal requirements.	Paragraph 7 – When taking office, the administrator must subscribe to the Managers’ Term of Consent, in accordance with the Provisions of the Level 1 Regulation, and observe the other applicable legal requirements.	Wording unchanged.
Article 23 – It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of Law 6,404 of 1976, and the accumulation of the positions of chairman of the board of directors and president of the Company by the same person is also prohibited.	Article 23 – It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of Law 6,404 of 1976, and the accumulation of the positions of chairman of the board of directors and president of the Company by the same person is also prohibited.	Wording unchanged.
Sole paragraph – The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave.	Sole paragraph – The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave.	Wording unchanged.

Article 24 – The term of office of the members of the Board of Directors and the Executive Board shall be extended until the effective investiture of the new members.	Article 24 – The term of office of the members of the Board of Directors and the Executive Board shall be extended until the effective investiture of the new members.	Wording unchanged.
Article 25 – The Board of Directors and the Executive Board shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in article 26 of these Bylaws.	Article 25 – The Board of Directors and the Executive Board shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in article 26 of these Bylaws.	Wording unchanged.
Paragraph 1 – The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically.	Paragraph 1 – The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically.	Wording unchanged.
Paragraph 2 – The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published.	Paragraph 2 – The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published.	Wording unchanged.

Paragraph 3 – The Board of Directors shall meet, ordinarily, once a month, and the Executive Board, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations.	Paragraph 3 – The Board of Directors shall meet, ordinarily, once a month, and the Executive Board, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations.	Wording unchanged.
Paragraph 4 – It is incumbent upon the respective Chairmen, or the majority of the members of each body of Eletrobras’ management, to call the meetings of the Board of Directors and the Executive Board.	Paragraph 4 – It is incumbent upon the respective Chairmen, or the majority of the members of each body of Eletrobras’ management, to call the meetings of the Board of Directors and the Executive Board.	Wording unchanged.
Paragraph 5 – In the resolutions of the Board of Directors and resolutions of the Executive Board, the respective Chairmen will have, in addition to the personal vote, the tiebreaker.	Paragraph 5 – In the resolutions of the Board of Directors and resolutions of the Executive Board, the respective Chairmen will have, in addition to the personal vote, the tiebreaker.	Wording unchanged.
Paragraph 6 – The Board of Directors shall meet: (i) at least once a year, without the presence of the President of the Company; (ii) at least twice a year with the presence of the independent external auditors.	Paragraph 6 – The Board of Directors shall meet: (i) at least once a year, without the presence of the President of the Company; (ii) at least twice a year with the presence of the independent external auditors.	Wording unchanged.
Paragraph 7 – The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city.	Paragraph 7 – The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city.	Wording unchanged.
Article 26 – The approval of the qualified majority of two thirds of the members of the Board of Directors is required for deliberation on:	Article 26 – The approval of the qualified majority of two thirds of the members of the Board of Directors is required for deliberation on:	Wording unchanged.

I – constitution of new companies though the association of Eletrobras and/or subsidiaries with third parties, referred to in paragraph 1 of article 3 of these Bylaws;	I - constitution of new companies though the association of Eletrobras and/or subsidiaries with third parties, referred to in paragraph 1 of article 3 of these Bylaws;	Wording unchanged.
II - transactions with related parties of any nature, except for the direct or indirect subsidiaries of the Company, observing the levels established in the Regulation of Authorities of the Eletrobras companies and without prejudice to the legal competence of the meeting;	II - transactions with related parties of any nature, except for the direct or indirect subsidiaries of the Company, observing the levels established in the Regulation of Authorities of the Eletrobras companies and without prejudice to the legal competence of the meeting;	Wording unchanged.
III – issuance of securities within the authorized capital;	III - issuance of securities within the authorized capital;	Wording unchanged.
IV – amendment of the dividend distribution policy;	IV - amendment of the dividend distribution policy;	Wording unchanged.
V – declaration of interim dividends.	V - declaration of interim dividends.	Wording unchanged.
Article 27 – The members of the Board of Directors and the Executive Board shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company.	Article 27 - The members of the Board of Directors and the Executive Board shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company.	Wording unchanged.

Paragraph 1 – The Company shall ensure the defense in judicial and administrative proceedings to its managers, present and past, in addition to maintaining a permanent insurance contract in favor of these managers, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of exercise of the respective mandates.	Paragraph 1 – The Company shall ensure the defense in judicial and administrative proceedings to its managers, present and past, in addition to maintaining a permanent insurance contract in favor of these managers, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of exercise of the respective mandates.	Wording unchanged.
Paragraph 2 – The guarantee provided for in the previous paragraph extends to:	Paragraph 2 – The guarantee provided for in the previous paragraph extends to:	Wording unchanged.
I – to the members of the Fiscal Council and the members of the statutory advisory committees, present and past,	I – to the members of the Fiscal Council and the members of the statutory advisory committees, present and past,	Wording unchanged.
II – to the occupants of trust function, present and past; and	II - to the occupants of trust function, present and past; and	Wording unchanged.
III – employees and agents, present and past, who legally act by delegation of the Company’s managers.	III – employees and agents, present and past, who legally act by delegation of the Company’s managers.	Wording unchanged.

Paragraph 3 - The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's managers, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings involving acts performed in the exercise of their duties or powers, as from the date of their possession or the beginning of the contractual relationship with the Company.	Paragraph 3 - The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's managers, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings involving acts performed in the exercise of their duties or powers, as from the date of their possession or the beginning of the contractual relationship with the Company.	Wording unchanged.
Paragraph 4 – Indemnity agreements shall not cover:	Paragraph 4 – Indemnity agreements shall not cover:	Wording unchanged.
I – acts performed outside the exercise of the duties or powers of its signatories;	I – acts performed outside the exercise of the duties or powers of its signatories;	Wording unchanged.
II – acts with bad faith, intent, serious fault or fraud;	II – acts with bad faith, intent, serious fault or fraud;	Wording unchanged.
III – acts performed in their own interest or that of third parties, to the detriment of the company’s social interest;	III – acts performed in their own interest or that of third parties, to the detriment of the company’s social interest;	Wording unchanged.
IV – indemnities arising from social action provided for in article 159 of the Brazilian Corporation Law or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6,385/1976; or	IV – indemnities arising from social action provided for in article 159 of the Brazilian Corporation Law or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6,385/1976; or	Wording unchanged.
V – other cases provided for in the indemnity contract.	V – other cases provided for in the indemnity contract.	Wording unchanged.
Paragraph 5 – The indemnity contract shall be adequately disclosed and provide, among other issues:	Paragraph 5 – The indemnity contract shall be adequately disclosed and provide, among other issues:	Wording unchanged.
I – the limit value of the coverage offered;	I – the limit value of the coverage offered;	Wording unchanged.
II – the coverage period; and	II – the coverage period; and	Wording unchanged.

III – the decision-making procedure regarding the Payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company.	III – the decision-making procedure regarding the Payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company.	Wording unchanged.
Paragraph 6 – The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract.	Paragraph 6 – The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract.	Wording unchanged.
Paragraph 7 – It is assured to the Managers and Fiscal Directors, as well as to the former managers and former directors, the knowledge of information and documents contained in the Company’s records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate.	Paragraph 7 – It is assured to the Managers and Fiscal Directors, as well as to the former managers and former directors, the knowledge of information and documents contained in the Company’s records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate.	Wording unchanged.
Paragraph 8 – In the event of the previous paragraph, the former managers and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company.	Paragraph 8 – In the event of the previous paragraph, the former managers and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company.	Wording unchanged.

CHAPTER V	CHAPTER V	Wording unchanged.
The Board of Directors	The Board of Directors	Wording unchanged.
Article 28 – The Board of Directors shall be composed of nine (9) members, elected by the Shareholders’ Meeting, without alternates, with a unified management term of two (2) years, reelections being allowed, including:	Article 28 – The Board of Directors shall be composed of nine (9) members, elected by the Shareholders’ Meeting, without alternates, with a unified management term of two (2) years, reelections being allowed, including:	Wording unchanged.
I – a diretor elected in a separate vote at the Shareholders’ Meeting, by a majority of the shareholders holding preferred shares issued by Eletrobras; and	I – a diretor elected in a separate vote at the Shareholders’ Meeting, by a majority of the shareholders holding preferred shares issued by Eletrobras; and	Wording unchanged.
II – a director elected as employee representative, chosen by the direct vote of his peers among the active employees and in an election organized by the Company together with the union entities that represent them.	II – a director elected as employee representative, chosen by the direct vote of his peers among the active employees and in an election organized by the Company together with the union entities that represent them.	Wording unchanged.
Paragraph 1 – Only preferred shareholders who prove the uninterrupted ownership of their shares during the period of at least three months immediately prior to the Shareholders’ Meeting may exercise the right to choose separately.	Paragraph 1 – Only preferred shareholders who prove the uninterrupted ownership of their shares during the period of at least three months immediately prior to the Shareholders’ Meeting may exercise the right to choose separately.	Wording unchanged.
Paragraph 2 – The Board of Directors shall be composed of at least five (5) independent members.	Paragraph 2 – The Board of Directors shall be composed of at least five (5) independent members.	Wording unchanged.

Paragraph 3 – The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the regulation of the special governance segment of Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and may be based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting.	Paragraph 3 – The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the regulation of the special governance segment of Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and may be based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting.	Wording unchanged.
Paragraph 4 – The Board of Directors shall elect its Chairman and its eventual substitute, in the form of its Bylaws.	Paragraph 4 – The Board of Directors shall elect its Chairman and its eventual substitute, in the form of its Bylaws.	Wording unchanged.
Article 29 – The shareholder who appoints a candidate to compose the Board of Directors of Eletrobras must inform the Company if the candidate meets all the requirements for investiture, in addition to reporting the other activities and positions, boards and committees that it integrates, especially positions of chairman of the board of directors.	Article 29 – The shareholder who appoints a candidate to compose the Board of Directors of Eletrobras must inform the Company if the candidate meets all the requirements for investiture, in addition to reporting the other activities and positions, boards and committees that it integrates, especially positions of chairman of the board of directors.	Wording unchanged.
Article 30 – In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last twelve (12) meetings, without justified reason or license granted by the Board of Directors.	Article 30 – In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last twelve (12) meetings, without justified reason or license granted by the Board of Directors.	Wording unchanged.

Paragraph 1 – In the event of a vacancy in the position of Chairman of the Board of Directors, its substitute will guide, at the subsequent meeting of this collegiate, the proposal to elect a new Chairman and a new eventual substitute.	Paragraph 1 – In the event of a vacancy in the position of Chairman of the Board of Directors, its substitute will guide, at the subsequent meeting of this collegiate, the proposal to elect a new Chairman and a new eventual substitute.	Wording unchanged.
Paragraph 2 – In the event of vacancy in the position of director, the substitute shall be appointed by the Board of Directors and shall serve until the first shareholders’ meeting.	Paragraph 2 – In the event of vacancy in the position of director, the substitute shall be appointed by the Board of Directors and shall serve until the first shareholders’ meeting.	Wording unchanged.
Article 31 – The Board of Directors is the senior management body responsible for establishing the general orientation of the Company’s business, defining its strategic direction, ensuring the proper functioning of corporate governance systems, risk management and internal controls and preserving the orderly succession of the management, aiming at the long-term interests of the Company, its continuity and the generation of sustainable value, and it is also responsible, without prejudice to the powers provided for in the legislation in force:	Article 31 – The Board of Directors is the senior management body responsible for establishing the general orientation of the Company’s business, defining its strategic direction, ensuring the proper functioning of corporate governance systems, risk management and internal controls and preserving the orderly succession of the management, aiming at the long-term interests of the Company, its continuity and the generation of sustainable value, and it is also responsible, without prejudice to the powers provided for in the legislation in force:	Wording unchanged.
Strategy:	Strategy:	Wording unchanged.
I – establish the guidelines and strategic objectives of the Company, including the definition of business identity;	I – establish the guidelines and strategic objectives of the Company, including the definition of business identity;	Wording unchanged.

II – discuss, approve, on a proposal from the Executive Board, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans;	II – discuss, approve, on a proposal from the Executive Board, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans;	Wording unchanged.
III – define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market;	III – define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market;	Wording unchanged.
IV – approve the investment projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies;	IV – approve the investment projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies;	Wording unchanged.
Financial statements, dividends and meetings:	Financial statements, dividends and meetings:	Wording unchanged.
V – express an opinion on the management reports, as well as on the accounts of the Executive Board;	V – express an opinion on the management reports, as well as on the accounts of the Executive Board;	Wording unchanged.
VI – submit to the Annual Shareholders’ Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors;	VI – submit to the Annual Shareholders’ Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors;	Wording unchanged.

VII – authorize the call and submit to the Shareholders’ Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item “general matters”;	VII – authorize the call and submit to the Shareholders’ Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item “general matters”;	Wording unchanged.
VIII – analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council;	VIII – analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council;	Wording unchanged.
IX – resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board;	IX – resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board;	Wording unchanged.
Securities and corporate transactions:	Securities and corporate transactions:	Wording unchanged.
X – authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares;	X – authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares;	Wording unchanged.
XI – approve the issuance of common shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment;	XI - approve the issuance of common shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment;	Wording unchanged.

XII – exchange of shares or other securities issued by the Company;	XII – exchange of shares or other securities issued by the Company;	Wording unchanged.
XIII – express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation;	XIII – express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation;	Wording unchanged.
Governance:	Governance:	Wording unchanged.
XIV – approve its Internal Regulations and those of its advisory committees, the Code of Ethical Conduct and Integrity of the Eletrobras companies, the main policies of the Eletrobras companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social responsibility, governance, as well as regulations dealing with powers, remuneration and appointment of managers and personnel;	XIV – approve its Internal Regulations and those of its advisory committees, the Code of Ethical Conduct and Integrity of the Eletrobras companies, the main policies of the Eletrobras companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social responsibility, governance, as well as regulations dealing with powers, remuneration and appointment of managers and personnel;	Wording unchanged.
XV – elect and dismiss, at any time, the members of the Company’s Executive Board;	XV – elect and dismiss, at any time, the members of the Company’s Executive Board;	Wording unchanged.

XVI – appoint and dismiss the holder of the Internal Audit, the holder of the Superintendence of Governance and the holder of the Secretariat of Governance;	XVI – appoint and dismiss the holder of the Internal Audit, the holder of the Superintendence of Governance and the holder of the Secretariat of Governance;	Wording unchanged.
XVII – elect the members of the advisory committees and working groups of the Board, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee;	XVII – elect the members of the advisory committees and working groups of the Board, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee;	Wording unchanged.
XVIII – define the variable remuneration program an establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market;	XVIII – define the variable remuneration program an establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market;	Wording unchanged.
XIX – evaluate, annually, the individual and collective performance of the managers and the collective performance of their advisory committees, with the procedural and methodological support of the People Committee;	XIX – evaluate, annually, the individual and collective performance of the managers and the collective performance of their advisory committees, with the procedural and methodological support of the People Committee	Wording unchanged.

XX – approve indications, proposed by the Executive Board, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board;	XX – approve indications, proposed by the Executive Board, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board;	Wording unchanged.
XXI – resolve on matters that, by virtue of legal provision or by determination of the Shareholders’ Meeting, fall under its purview;	XXI – resolve on matters that, by virtue of legal provision or by determination of the Shareholders’ Meeting, fall under its purview;	Wording unchanged.
XXII – decide on the omitted cases of these Bylaws and delegate to the Executive Board matters within its purview not included in the list of legal attributions of the Board of Directors;	XXII – decide on the omitted cases of these Bylaws and delegate to the Executive Board matters within its purview not included in the list of legal attributions of the Board of Directors;	Wording unchanged.
Risks, internal controls and compliance:	Risks, internal controls and compliance:	Wording unchanged.
XXIII – implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which Eletrobras and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud;	XXIII – implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which Eletrobras and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud;	Wording unchanged.
XXIV – approve the annual work plan of the Internal Audit	XXIV – approve the annual work plan of the Internal Audit	Wording unchanged.
XXV – examine, at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other contracts;	XXV – examine, at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other contracts;	Wording unchanged.

Legal acts and business:	Legal acts and business:	Wording unchanged.
XXVI – express an opinion on acts and approve contracts, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies;	XXVI – express an opinion on acts and approve contracts, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies;	Wording unchanged.
XXVII – approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Regulation of Authorities of Eletrobras companies;	XXVII – approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Regulation of Authorities of Eletrobras companies;	Wording unchanged.
XXVIII – approve the transfer of ownership of the Company’s assets, constitution of real liens and the provision of guarantees to obligations to third parties, in accordance with the levels established in the Regulations of the Eletrobras companies;	XXVIII – approve the transfer of ownership of the Company’s assets, constitution of real liens and the provision of guarantees to obligations to third parties, in accordance with the levels established in the Regulations of the Eletrobras companies;	Wording unchanged.
XXIX – choose and dismiss the independent auditors;	XXIX – choose and dismiss the independent auditors;	Wording unchanged.
XXX – resolve on the Company’s strategic trademarks and patents;	XXX – resolve on the Company’s strategic trademarks and patents;	Wording unchanged.

XXXI – resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies’ Integrity Program and the Eletrobras Companies’ Code of Ethical Conduct and Integrity, in accordance with the levels established in the Eletrobras Companies’ Regulations, and also considering the Company’s social responsibilities, as provided for in paragraph 4 of article 154 of the Brazilian Corporation Law;	XXXI – resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies’ Integrity Program and the Eletrobras Companies’ Code of Ethical Conduct and Integrity, in accordance with the levels established in the Eletrobras Companies’ Regulations, and also considering the Company’s social responsibilities, as provided for in paragraph 4 of article 154 of the Brazilian Corporation Law;	Wording unchanged.
XXXII – approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions;	XXXII – approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions;	Wording unchanged.
XXXIII – approve the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the cost of these benefits;	XXXIII – approve the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the cost of these benefits;	Wording unchanged.
XXXIV – approve, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies;	XXXIV – approve, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies;	Wording unchanged.
Business management and efficiency:	Business management and efficiency:	Wording unchanged.
XXXV – determine the distribution and redistribution of charges and duties among the members of the Executive Board;	XXXV – determine the distribution and redistribution of charges and duties among the members of the Executive Board;	Wording unchanged.
XXXVI – grant leave or license to the President of the Company, including paid leave;	XXXVI – grant leave or license to the President of the Company, including paid leave;	Wording unchanged.

XXXVII – approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program;	XXXVII – approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program;	Wording unchanged.
XXXVIII – approve the maximum number of personnel of Eletrobras companies and general guidelines for hiring personnel at Eletrobras and its subsidiaries;	XXXVIII – approve the maximum number of personnel of Eletrobras companies and general guidelines for hiring personnel at Eletrobras and its subsidiaries;	Wording unchanged.
XXXIX – approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board;	XXXIX – approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board;	Wording unchanged.
XL – approve the business performance goals of the subsidiaries.	XL – approve the business performance goals of the subsidiaries.	Wording unchanged.
Associative guidelines:	Associative guidelines:	Wording unchanged.
XLI – authorize the incorporation of wholly-owned subsidiaries, the Company’s interests in subsidiaries or affiliates, the transfer of termination of such interest, as well as the acquisition of shares or quotas of other companies;	XLI – authorize the incorporation of wholly-owned subsidiaries, the Company’s interests in subsidiaries or affiliates, the transfer of termination of such interest, as well as the acquisition of shares or quotas of other companies;	Wording unchanged.
XLII – resolve on the association referred to in paragraph 1 of article 3 of these Bylaws;	XLII – resolve on the association referred to in paragraph 1 of article 3 of these Bylaws;	Wording unchanged.

XLIII – resolve on the shareholders’ agreements to be signed by Eletrobras and its subsidiaries and, in the case of amendments, only when it involves aspects related to article 118 of Law 6,404/1976; and	XLIII – resolve on the shareholders’ agreements to be signed by Eletrobras and its subsidiaries and, in the case of amendments, only when it involves aspects related to article 118 of Law 6,404/1976; and	Wording unchanged.
XLIV – deliberate on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector.	XLIV – deliberate on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector.	Wording unchanged.
Paragraph 1 – The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition (“OPA”) that has as its object the shares issued by the company, within fifteen (15) days of the publication of the notice of said OPA, in which it will manifest, at least:	Paragraph 1 – The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition (“OPA”) that has as its object the shares issued by the company, within fifteen (15) days of the publication of the notice of said OPA, in which it will manifest, at least:	Wording unchanged.
I – on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares;	I – on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares;	Wording unchanged.
II – regarding the strategic plans disclosed by the offeror in relation to the company; and	II – regarding the strategic plans disclosed by the offeror in relation to the company; and	Wording unchanged.
III – regarding the alternatives to the acceptance of the takeover bid available on the market.	III – regarding the alternatives to the acceptance of the takeover bid available on the market.	Wording unchanged.

Paragraph 2 – The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance.	Paragraph 2 – The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance.	Wording unchanged.
Paragraph 3 – The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation.	Paragraph 3 – The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation.	Wording unchanged.
Paragraph 4 – Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall:	Paragraph 4 – Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall:	Wording unchanged.
I – convene and preside over the meetings of the body, observing compliance with the Bylaws and the Internal Regulations;	I - convene and preside over the meetings of the body, observing compliance with the Bylaws and the Internal Regulations;	Wording unchanged.
II – coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board, with the support of the People Committee; and	II - coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board, with the support of the People Committee; and	Wording unchanged.
III – propose to the Board of Directors appointments to compose the advisory committees, including external members.	III - propose to the Board of Directors appointments to compose the advisory committees, including external members.	Wording unchanged.

Article 32 - The Board of Directors, for the better performance of its functions, may create Committees or transitory work groups with defined objectives, being composed by members of Management and professionals with specific knowledge.	Article 32 - The Board of Directors, for the better performance of its functions, may create Committees or transitory work groups with defined objectives, being composed by members of Management and professionals with specific knowledge.	Wording unchanged.
Paragraph 1 - The Board of Directors shall have the permanent support of three (3) statutory advisory committees with specific duties of analysis and recommendation on certain matters, directly linked to the Board:	Paragraph 1 - The Board of Directors shall have the permanent support of three (3) statutory advisory committees with specific duties of analysis and recommendation on certain matters, directly linked to the Board:	Wording unchanged.
I - People Committee;	I - People Committee;	Wording unchanged.
II - Strategy, Governance and Sustainability Committe;	II - Strategy, Governance and Sustainability Committe;	Wording unchanged.
III - Audit and Risk Committe.	III - Audit and Risk Committe.	Wording unchanged.
Paragraph 2 – The committees mentioned in the previous paragraph will have their compositions and other rules of operation disciplined in their respective internal regulations, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of Eletrobras.	Paragraph 2 – The committees mentioned in the previous paragraph will have their compositions and other rules of operation disciplined in their respective internal regulations, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of Eletrobras.	Wording unchanged.
Paragraph 3 - The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors;	Paragraph 3 - The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors;	Wording unchanged.

Article 33 – The purpose of the Audit and Risk Committee is to advise the Company’s Board of Directors in the exercise of its functions and will have attribution, without prejudice to others provided for in its Bylaws, approved by the Board of Directors, for analysis and manifestation on the following matters:	Article 33 – The purpose of the Audit and Risk Committee is to advise the Company’s Board of Directors in the exercise of its functions and will have attribution, without prejudice to others provided for in its Bylaws, approved by the Board of Directors, for analysis and manifestation on the following matters:	Wording unchanged.
I - give an opinion on the hiring and dismissal of independent audit services;	I - give an opinion on the hiring and dismissal of independent audit services;	Wording unchanged.
II - supervise the activities: a) of the independent auditors, in order to evaluate their Independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company; b) the internal control area of the company; c) the internal audit area of the company; and d) the area of preparation of the company’s financial statements;	II - supervise the activities: a) of the independent auditors, in order to evaluate their Independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company; b) the internal control area of the company; c) the internal audit area of the company; and d) the area of preparation of the company’s financial statements;	Wording unchanged.
III - evaluate the quarterly information, interim statements and financial statements;	III - evaluate the quarterly information, interim statements and financial statements;	Wording unchanged.
IV - monitor the quality and integrity of: a) the internal control mechanisms; b) the quarterly information, interim statements and financial statements of the Company; and c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements;	IV - monitor the quality and integrity of: a) the internal control mechanisms; b) the quarterly information, interim statements and financial statements of the Company; and c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements;	Wording unchanged.

V - evaluate and monitor the company's risk exposures;	V - evaluate and monitor the company's risk exposures;	Wording unchanged.
VI - evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures;	VI - evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures;	Wording unchanged.
VII - prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) its activities, the results and conclusions reached and the recommendations made; and b) any situations in which there is significant disagreement between the company's management, the independent auditors and the CAE in relation to the company's financial statements;	VII - prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) its activities, the results and conclusions reached and the recommendations made; and b) any situations in which there is significant disagreement between the company's management, the independent auditors and the CAE in relation to the company's financial statements;	Wording unchanged.
VIII – have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures for protect the provider and the confidentiality of the information;	VIII – have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures for protect the provider and the confidentiality of the information;	Wording unchanged.
IX - monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and	IX - monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and	Wording unchanged.

X - evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties.	X - evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties.	Wording unchanged.
Paragraph 1 - The Statutory Audit Committee shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the Company's sector of activity, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by CVM, and all its members shall be independent, among which, at least one (1) shall be an independent Board Member of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE").	Paragraph 1 - The Statutory Audit Committee shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the Company's sector of activity, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by CVM, and all its members shall be independent, among which, at least one (1) shall be an independent Board Member of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE").	Wording unchanged.
Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risk Committee, and the election of external members other than directors is also allowed, provided that the independence requirements are met.	Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risk Committee, and the election of external members other than directors is also allowed, provided that the independence requirements are met.	Wording unchanged.

Paragraph 3 - In case of vacancy of a member of the Audit and Risk Committee, the Board of Directors shall elect its successor to start a new term of office.	Paragraph 3 - In case of vacancy of a member of the Audit and Risk Committee, the Board of Directors shall elect its successor to start a new term of office.	Wording unchanged.
Paragraph 4 - The Audit and Risk Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made.	Paragraph 4 - The Audit and Risk Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made.	Wording unchanged.
Paragraph 5 - The Audit and Risk Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation.	Paragraph 5 - The Audit and Risk Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation.	Wording unchanged.
Paragraph 6 - The participation, as members of the Audit and Risk Committee, of officers of the Company, its subsidiaries and affiliates is prohibited.	Paragraph 6 - The participation, as members of the Audit and Risk Committee, of officers of the Company, its subsidiaries and affiliates is prohibited.	Wording unchanged.
Article 34 - The People Committee shall analyze the requirements for investiture in the position of management and fiscal councilor of the Company, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that deal with appointments of managers and fiscal directors.	Article 34 - The People Committee shall analyze the requirements for investiture in the position of management and fiscal councilor of the Company, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that deal with appointments of managers and fiscal directors.	Wording unchanged.

Sole Paragraph - It is also incumbent upon the People Committee to assist the Board of Directors in the preparation and monitoring of the management succession plan, in the strategy of remuneration of the managers and members of the advisory committees and in the proposals and other matters relating to personnel policy.	Sole Paragraph - It is also incumbent upon the People Committee to assist the Board of Directors in the preparation and monitoring of the management succession plan, in the strategy of remuneration of the managers and members of the advisory committees and in the proposals and other matters relating to personnel policy.	Wording unchanged.
Article 35 - The purpose of the Strategy, Governance and Sustainability Committee shall be to advise the Board of Directors on strategic matters, sustainability practices and their alignment with strategic and business plans, corporate governance practices, in addition to other duties conferred on it by the Board of Directors and contained in its Bylaws.	Article 35 - The purpose of the Strategy, Governance and Sustainability Committee shall be to advise the Board of Directors on strategic matters, sustainability practices and their alignment with strategic and business plans, corporate governance practices, in addition to other duties conferred on it by the Board of Directors and contained in its Bylaws.	Wording unchanged.
CHAPTER VI	CHAPTER VI	Wording unchanged.
The Executive Board	The Executive Board	Wording unchanged.
Article 36 - The Executive Board, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to fifteen (15) Executive Vice-Presidents, of a statutory nature, residing in the country, respecting the minimum of three (3) members, with a unified management term of two (2) years, being allowed renewals.	Article 36 - The Executive Board, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to fifteen (15) Executive Vice-Presidents, of a statutory nature, residing in the country, respecting the minimum of three (3) members, with a unified management term of two (2) years, being allowed renewals.	Wording unchanged.

Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position.	Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position.	Wording unchanged.
Paragraph 2 - The members of the Executive Board shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions in subsidiaries and affiliates of the Company and in boards of management/deliberative boards of other companies and associations.	Paragraph 2 - The members of the Executive Board shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions in subsidiaries and affiliates of the Company and in boards of management/deliberative boards of other companies and associations.	Wording unchanged.
Paragraph 3 - A person who has already completed sixty-five (65) years of age on the date of the election cannot be elected to occupy a position on the Executive Board, except in exceptional cases duly justified and approved by the Board of Directors.	Paragraph 3 - A person who has already completed sixty-five (65) years of age on the date of the election cannot be elected to occupy a position on the Executive Board, except in exceptional cases duly justified and approved by the Board of Directors.	Wording unchanged.
Article 37 - The members of the Executive Board may not depart from the position for more than thirty days consecutive days or not, without leave or authorization from the Board of Directors.	Article 37 - The members of the Executive Board may not depart from the position for more than thirty days consecutive days or not, without leave or authorization from the Board of Directors.	Wording unchanged.

Paragraph 1 - The President and the other Executive Vice-Presidents shall be entitled, annually, to thirty (30) days of paid leave, with the prior authorization of the Executive Board, which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity.	Paragraph 1 - The President and the other Executive Vice-Presidents shall be entitled, annually, to thirty (30) days of paid leave, with the prior authorization of the Executive Board, which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity.	Wording unchanged.
Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute.	Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute.	Wording unchanged.
Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced member.	Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced member.	Wording unchanged.
Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board, who shall act until the election and investiture of the new President.	Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board, who shall act until the election and investiture of the new President.	Wording unchanged.

Article 38 - It is incumbent upon the Executive Board and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors.	Article 38 - It is incumbent upon the Executive Board and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors.	Wording unchanged.
Paragraph 1 - The Board of Directors may delegate duties to the Executive Board, except for those expressly provided for by law and subject to the powers established in such delegations.	Paragraph 1 - The Board of Directors may delegate duties to the Executive Board, except for those expressly provided for by law and subject to the powers established in such delegations.	Wording unchanged.
Paragraph 2 - The duties of the Executive Board may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments.	Paragraph 2 - The duties of the Executive Board may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments.	Wording unchanged.
Article 39 – The Executive Board is responsible for:	Article 39 – The Executive Board is responsible for:	Wording unchanged.

I - evaluate and submit to the Board of Directors the deliberative matters within its scope, including: (a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans; (b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects; (c) the Company's costing and investment budgets; (d) the performance results of the Company's activities; (e) the policies and regulations and other regulations of the Board of Directors;	I - evaluate and submit to the Board of Directors the deliberative matters within its scope, including: (a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans; (b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects; (c) the Company's costing and investment budgets; (d) the performance results of the Company's activities; (e) the policies and regulations and other regulations of the Board of Directors;	Wording unchanged.
II - take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in the Eletrobras companies;	II - take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in the Eletrobras companies;	Wording unchanged.
III - approve the other policies of Eletrobras companies and Eletrobras standards, and may extend them to subsidiaries;	III - approve the other policies of Eletrobras companies and Eletrobras standards, and may extend them to subsidiaries;	Wording unchanged.
IV - prepare Eletrobras' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution;	IV - prepare Eletrobras' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution;	Wording unchanged.
V – approve changes in the organizational structure of the Company and its subsidiaries;	V – approve changes in the organizational structure of the Company and its subsidiaries;	Wording unchanged.
VI - approve the creation and extinction of non-statutory Committees and Commissions, linked to the Executive Board or its members, approving the respective operating rules, attributions and limits of competence for performance;	VI - approve the creation and extinction of non-statutory Committees and Commissions, linked to the Executive Board or its members, approving the respective operating rules, attributions and limits of competence for performance;	Wording unchanged.

VII – define its Internal regulations and any changes;	VII – define its Internal regulations and any changes;	Wording unchanged.
VIII - instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which Eletrobras appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines;	VIII - instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which Eletrobras appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines;	Wording unchanged.
IX - deliberate on the matters that may be submitted by the President or by any other Executive Vice President;	IX - deliberate on the matters that may be submitted by the President or by any other Executive Vice President;	Wording unchanged.
X - delegate competence to the Executive Vice Presidents to decide, in isolation, on issues included in the duties of the Executive Board;	X - delegate competence to the Executive Vice Presidents to decide, in isolation, on issues included in the duties of the Executive Board;	Wording unchanged.
XI - delegate powers to Executive Vice Presidents and employees to authorize expenses, establishing limits and conditions;	XI - delegate powers to Executive Vice Presidents and employees to authorize expenses, establishing limits and conditions;	Wording unchanged.
XII – define the staffing of the Company’s areas;	XII – define the staffing of the Company’s areas;	Wording unchanged.
XIII - supervise the negotiation process with union entities, as well as propose mediation and collective bargaining agreements;	XIII - supervise the negotiation process with union entities, as well as propose mediation and collective bargaining agreements;	Wording unchanged.

XIV - ensure the implementation of the Company's strategic and multi-annual plans and annual spending and investment programs with their respective projects, respecting the approved budget limits;	XIV - ensure the implementation of the Company's strategic and multi-annual plans and annual spending and investment programs with their respective projects, respecting the approved budget limits;	Wording unchanged.
XV - monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators;	XV - monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators;	Wording unchanged.
XVI - monitor and control the activities of the companies in which the Company participates, or with which it is associated;	XVI - monitor and control the activities of the companies in which the Company participates, or with which it is associated;	Wording unchanged.
XVII - prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risk Committee, and to the examination and resolution of the Shareholders' Meeting;	XVII - prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risk Committee, and to the examination and resolution of the Shareholders' Meeting;	Wording unchanged.
XVIII – approve the Company’s quarterly financial information;	XVIII – approve the Company’s quarterly financial information;	Wording unchanged.
XIX - approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector;	XIX - approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector;	Wording unchanged.

XX - establishing voting guidance for all Eletrobras subsidiary companies in Meetings of the Electric Energy Trading Chamber - CCEE;	XX - establishing voting guidance for all Eletrobras subsidiary companies in Meetings of the Electric Energy Trading Chamber - CCEE;	Wording unchanged.
XXI - resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies;	XXI - resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies;	Wording unchanged.
XXII - supervise and monitor business companies, including Special Purpose Entities - SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business;	XXII - supervise and monitor business companies, including Special Purpose Entities - SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business;	Wording unchanged.
XXIII - evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators;	XXIII - evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators;	Wording unchanged.

XXIV - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Companies' Code of Ethical Conduct and Integrity, in accordance with the levels established in the Eletrobras Companies' Regulation, and also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the Brazilian Corporation Law;	XXIV - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Companies' Code of Ethical Conduct and Integrity, in accordance with the levels established in the Eletrobras Companies' Regulation, and also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the Brazilian Corporation Law;	Wording unchanged.
XXV - approve Eletrobras's appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras; and	XXV - approve Eletrobras's appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras; and	Wording unchanged.
XXVI - resolve on amendments to shareholders' agreements to be signed by Eletrobras and its subsidiaries, when they do not involve aspects related to article 118 of Law 6,404/1976.	XXVI - resolve on amendments to shareholders' agreements to be signed by Eletrobras and its subsidiaries, when they do not involve aspects related to article 118 of Law 6,404/1976.	Wording unchanged.
CHAPTER VII	CHAPTER VII	Wording unchanged.
Duties of the President and the Vice-Presidents Directors	Duties of the President and the Vice-Presidents Directors	Wording unchanged.
Article 40 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors:	Article 40 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors:	Wording unchanged.
I - to call, chair and coordinate the work of the meetings of the Executive Board;	I - to call, chair and coordinate the work of the meetings of the Executive Board;	Wording unchanged.
II - to propose to the Board of Directors the appointment of the Executive Vice-Presidents and, when applicable, the members of the subsidiaries' boards of directors;	II - to propose to the Board of Directors the appointment of the Executive Vice-Presidents and, when applicable, the members of the subsidiaries' boards of directors;	Wording unchanged.

III - to provide information to the Board of Directors and the Fiscal Council of the Company;	III - to provide information to the Board of Directors and the Fiscal Council of the Company;	Wording unchanged.
IV - to promote the formulation, management and monitoring of strategic planning and the multiannual and annual business and management plans of Eletrobras, as well as to supervise their preparation and execution;	IV - to promote the formulation, management and monitoring of strategic planning and the multiannual and annual business and management plans of Eletrobras, as well as to supervise their preparation and execution;	Wording unchanged.
V - to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President, as well as appoint representatives, attorneys-in-fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers;	V - to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President, as well as appoint representatives, attorneys-in-fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers;	Wording unchanged.
VI - together with another Executive Vice President, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice Presidents and to attorneys-in-fact or employees of Eletrobras, in accordance with the scope defined by the Executive Board; and	VI - together with another Executive Vice President, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice Presidents and to attorneys-in-fact or employees of Eletrobras, in accordance with the scope defined by the Executive Board; and	Wording unchanged.
VII – coordinate the activities of the members of the Executive Board.	VII – coordinate the activities of the members of the Executive Board.	Wording unchanged.

Article 41 - The duties of the other Vice-Presidents Directors are, without prejudice to other activities assigned to them by the Board of Directors:	Article 41 - The duties of the other Vice-Presidents Directors are, without prejudice to other activities assigned to them by the Board of Directors:	Wording unchanged.
I - manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board.	I - manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board.	Wording unchanged.
II - participate in the meetings of the Executive Board, report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated;	II - participate in the meetings of the Executive Board, report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated;	Wording unchanged.
III - comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation;	III - comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation;	Wording unchanged.
IV – designate employees for missions abroad; and	IV – designate employees for missions abroad; and	Wording unchanged.
V – approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting.	V – approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting.	Wording unchanged.

Article 42 - The Executive Vice President who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading.	Article 42 - The Executive Vice President who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading.	Wording unchanged.
CHAPTER VIII	CHAPTER VIII	Wording unchanged.
The Fiscal Council	The Fiscal Council	Wording unchanged.
Article 43 - The Fiscal Council, of non-permanent operation, when installed by the Shareholders' Meeting, in the form of the law, shall consist of three (3) to five (5) members and their respective alternates, elected by the Shareholders' Meeting, all residing in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for indications of managers and fiscal directors.	Article 43 - The Fiscal Council, of non-permanent operation, when installed by the Shareholders' Meeting, in the form of the law, shall consist of three (3) to five (5) members and their respective alternates, elected by the Shareholders' Meeting, all residing in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for indications of managers and fiscal directors.	Wording unchanged.

Paragraph 1 – The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, one (1) member and respective alternate.	Paragraph 1 – The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, one (1) member and respective alternate.	Wording unchanged.
Paragraph 2 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate.	Paragraph 2 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate.	Wording unchanged.
Paragraph 3 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the Code of Ethical Conduct and Integrity of Eletrobras Companies and other internal regulations issued by the Company.	Paragraph 3 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the Code of Ethical Conduct and Integrity of Eletrobras Companies and other internal regulations issued by the Company.	Wording unchanged.
Article 44 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporation Law.	Article 44 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporation Law.	Wording unchanged.
Article 45 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting:	Article 45 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting:	Wording unchanged.

I - supervise, by any of its members, the acts of the managers and verify the fulfillment of their legal and statutory duties;	I - supervise, by any of its members, the acts of the managers and verify the fulfillment of their legal and statutory duties;	Wording unchanged.
II - give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting;	II - give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting;	Wording unchanged.
III - give an opinion on the proposals of the managers, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company;	III - give an opinion on the proposals of the managers, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company;	Wording unchanged.
IV - report, by any of its members, to the management bodies and, if these do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company;	IV - report, by any of its members, to the management bodies and, if these do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company;	Wording unchanged.
V - convene the Annual Shareholders' Meeting if the managers delay for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they consider necessary;	V - convene the Annual Shareholders' Meeting if the managers delay for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they consider necessary;	Wording unchanged.

VI - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board;	VI - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board;	Wording unchanged.
VII – examine the financial statements for the fiscal year and give an opinion on them;	VII – examine the financial statements for the fiscal year and give an opinion on them;	Wording unchanged.
VIII – approve its internal Regulations and any amendments;	VIII – approve its internal Regulations and any amendments;	Wording unchanged.
IX - monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information;	IX - monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information;	Wording unchanged.
X - exercise the attributions in items I to VIII during any liquidation of the Company; and	X - exercise the attributions in items I to VIII during any liquidation of the Company; and	Wording unchanged.
XI – perform the annual self-assessment of its performance.	XI – perform the annual self-assessment of its performance.	Wording unchanged.
Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered.	Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered.	Wording unchanged.
Article 46 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations.	Article 46 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations.	Wording unchanged.

Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations.	Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations.	Wording unchanged.
CHAPTER IX	CHAPTER IX	Wording unchanged.
Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and Manifestation Handling	Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and Manifestation Handling	Wording unchanged.
Article 47 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risk Committee.	Article 47 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risk Committee.	Wording unchanged.
Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, as well as advising the Board of Directors, the Audit and Risk Committee, the Executive Board and the Fiscal Council.	Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, as well as advising the Board of Directors, the Audit and Risk Committee, the Executive Board and the Fiscal Council.	Wording unchanged.
Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors.	Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors.	Wording unchanged.

Article 48 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation.	Article 48 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation.	Wording unchanged.
CHAPTER X	CHAPTER X	Wording unchanged.
Fiscal Year and Financial Statements	Fiscal Year and Financial Statements	Wording unchanged.
Article 49 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation.	Article 49 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation.	Wording unchanged.
Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than twenty-five percent (25%) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy.	Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than twenty-five percent (25%) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy.	Wording unchanged.
Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes.	Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes.	Wording unchanged.

Article 50 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation:	Article 50 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation:	Wording unchanged.
I - at least twenty-five percent (25%) of the balance of net income for the year, obtained after the deduction the legal reserve referred to in the caput of this article, will be distributed as dividend to all shareholders of the Company, pursuant to paragraph 1 of article 49;	I - at least twenty-five percent (25%) of the balance of net income for the year, obtained after the deduction the legal reserve referred to in the caput of this article, will be distributed as dividend to all shareholders of the Company, pursuant to paragraph 1 of article 49;	Wording unchanged.
II - up to seventy-five percent (75%) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed seventy-five percent (75%) of the paid-in capital stock.	II - up to seventy-five percent (75%) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed seventy-five percent (75%) of the paid-in capital stock.	Wording unchanged.
Article 51 - The Board of Directors, at the proposal of the Executive Board, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet.	Article 51 - The Board of Directors, at the proposal of the Executive Board, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet.	Wording unchanged.

Article 52 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board, reverting to Eletrobras those that are not claimed within three (3) years after the date of commencement of payment.	Article 52 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board, reverting to Eletrobras those that are not claimed within three (3) years after the date of commencement of payment.	Wording unchanged.

ANNEX 24

Consolidated Bylaws

ANNEX 24

Restated Bylaws if all the Agenda is approved

BTLAWS OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

CHAPTER I

Name, Duration, Headquarters and Purpose of the Company

Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company” or “Eletrobras”) is a publicly-held company, with undetermined term of duration and governed by this Bylaws (“Bylaws”) and the applicable legal provisions.

Sole paragraph - With the entry of Eletrobras into the special listing segment called Level 1, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Eletrobras, its shareholders, managers and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation (“Level 1 Regulation”).

Article 2 - Eletrobras has its headquarters and under jurisdiction of the Municipality of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices.

Sole paragraph - Eletrobras will exercise effective influence on its subsidiaries’ management, including through the definition of administrative, financial, technical and accounting guidelines.

Article 3 - Eletrobras has as its corporate purpose:

I - carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of company acts resulting from these activities, such as the sale of electricity; and

II - promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks.

Paragraph 1 - Eletrobras may carry out the activities contained in its corporate purpose through controlled companies (“subsidiaries”), joint ventures and invested companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies.

Paragraph 2 - The Company may develop other activities related or complementary to its corporate purpose.

Paragraph 3 - Eletrobras shall take all reasonable steps to ensure that its managers, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, managers, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the Code of Ethical Conduct and Integrity of Eletrobras Companies, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti-corruption legislation.

Paragraph 4 - Eletrobras shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development.

CHAPTER II

Capital, Shares and Shareholders

Article 4 - The capital is BRL70,138,159,317.94 (seventy billion, one hundred and thirty-eight million, one hundred and fifty-nine thousand, three hundred and seventeen reais and ninety-four cents) divided into 2,027,798,314 (two billion, twenty-seven million, seven hundred and ninety-eight thousand, three hundred and fourteen) common shares, 279,941,393 (two hundred seventy-nine million, nine hundred forty-one thousand, three hundred ninety-three) preferred shares of class “B” and one (1) special class preferred share exclusively held by the Federal Government, all without par value.[1]

Paragraph 1 - The shares of Eletrobras shall be:

I – common, in nominative form, with the right to one vote per share;

II – class “B” preferred, in the nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases; and

III – 1 (one) preferred share of special class, held exclusively by the Federal Government, without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 2 of Article 11 of these Bylaws.

Paragraph 2 - The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose.

[1] For clarification on the amendments in the amount of capital stock and the number of common shares, see Annex 5 of this Proposal.

Paragraph 3 - Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM.

Paragraph 4 - The voting rights of common shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws.

Article 5 - Eletrobras is authorized to increase its capital up to the limit of one hundred billion Brazilian reais (BRL100,000,000,000.00), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares.

Paragraph 1 - The Board of Directors shall establish the conditions of issue, subscription, form and term of Payment, price per share, form of placement (public or private) and its distribution in the country or abroad.

Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term referred to in article 171, paragraph 4 of Law 6,404/1976, as amended (“Brazilian Corporation Law”), whose placement is made through sale on the stock Exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders’ Meeting, under the terms established by law.

Article 6 - It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital.

Sole paragraph – If the preferred shares issued by Eletrobras confer voting Rights under the terms of article 111, paragraph 1, of Law No. 6,404, of 1976, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article.

Article 7 - It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the voting right in a number greater than that corresponding to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, including in the case described in Article 6, sole paragraph.

Paragraph 1 - The Company will not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws.

Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 2 of article 11 of these Bylaws.

Article 8 - For the purposes of these Bylaws, two or more shareholders of the Company shall be considered as a group of shareholders:

I - That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control;

II – If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others;

III – Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or

IV – Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same managers or managers, or whose managers or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not.

Paragraph 1 - In the case of investment funds with a common administrator or manager, shall be considered as a group of shareholders only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are responsibility of the administrator or manager, as the case may be, on a discretionary basis.

Paragraph 2 - In addition to the provisions of the caput and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered part of the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the caput or in paragraph 1 of this article.

Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in articles 6 and 7.

Paragraph 4 - The shareholders must keep Eletrobras informed about their membership in a group of shareholders under the terms of this Bylaws, if such group of shareholders holds, in total, shares representing ten percent (10%) or more of the voting capital of Eletrobras.

Paragraph 5 - The members of the table of the shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold ten percent (10%) or more of the voting capital of Eletrobras.

Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed thirty percent (30%) of the voting capital of Eletrobras and that does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least one hundred percent (100%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC.

Sole paragraph – The obligation to make a public offer of acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of thirty percent (30%) of the voting capital of the Company.

Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed fifty percent (50%) of the voting capital of Eletrobras and does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least two hundred percent (200%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.

Sole paragraph – The obligation to make a public offer for acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of fifty percent (50%) of the voting capital of the Company.

Article 11 - The special class preferred share, exclusively owned by the Federal Government, created based on Article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with Article 17, paragraph 7, of Law No. 6,404, of 1976, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws.

Paragraph 1 - The preferred shares of class “B”, which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, these incident at the rate of six percent (6%) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally between them.

Paragraph 2 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Law No. 6,404, of 1976, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws.

Paragraph 3 - Class "B" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the dividend provided for in paragraph 1, subject to the provisions of paragraph 4.

Paragraph 4 – Class “B” preferred shares shall be entitled to receive a dividend, for each share, at least ten percent (10%) greater than that attributed to each common share.

Article 12 - The capital increases of Eletrobras will be carried out through public or private subscription and incorporation of reserves, capitalizing resources by alternatives admitted by law.

Sole paragraph - In capital increases, preference will be assured to all Eletrobras shareholders, in proportion to their shareholding, except in the case of paragraph 2 of Article 5.

Article 13 - The payment of shares shall comply with the rules and conditions established by the Board of Directors.

Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due.

Article 14 - Eletrobras may issue non-convertible securities and debentures.

Article 15 - Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions.

Article 16 - The redemption of shares may be effected by resolution of the Extraordinary Shareholders’ Meeting, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization.

CHAPTER III

The Shareholders’ Meeting

Article 17 - The Annual Shareholders’ Meeting shall be held within the first four (4) months following the end of the fiscal year, on a day and time previously fixed, to:

I - take the management accounts, examine, discuss and vote on the financial statements;

II - decide on the allocation of net income for the year and the distribution of dividends;

III - elect the members of the Board of Directors and the Fiscal Council;

IV - establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and

V – establish the annual global amount of the remuneration of the managers and members of the Advisory Committees to the Board of Directors.

Article 18 - In addition to the matters provided for in Law No. 6,404 of 1976, the Shareholders’ Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence.

Paragraph 1 - The Shareholders’ Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only decide on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited.

Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to ten percent (10%) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to articles 6 and 7 of these Bylaws.

Paragraph 3 - For the purposes of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article.

Paragraph 4 - The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form.

Paragraph 5 - Explanations of vote may be recorded, if the shareholder or its representatives so wishes.

Paragraph 6 - The abstention from voting, when it occurs must be included in the minutes and the disclosure document of the Meeting.

Paragraph 7 - The board that will direct the work of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary.

Article 19 - The shareholder may be represented by a proxy at the Shareholders’ Meetings, pursuant to Article 126, paragraph 1 of Law No. 6,404, of 1976.

Paragraph 1 - The documents proving the condition of shareholder and its representation must be delivered according to the call notice.

Paragraph 2 - All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders’ Meeting.

Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of Brazilian Depositary Receipts (BDR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of Eletrobras.

CHAPTER IV

Management

Article 20 - The Management of Eletrobras, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board.

Article 21 - The exercise of the positions of members of the Eletrobras Management, resident or not in the country, is private to individuals, and the management Guarantee may be required for any position of administrator.

Sole paragraph - The minutes of the Shareholders’ Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of Eletrobras require certain requirements for the investiture in the position of management of Eletrobras, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office.

Article 22 - The investiture in the management position of Eletrobras shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of managers and fiscal directors.

Paragraph 1 - Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board is prohibited:

I - representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without a permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and a holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position;

II - of a person who has acted, in the last thirty-six (36) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign; and

III - of a person who holds a position in a union organization.

Paragraph 2 - The legal and integrity requirements shall be analyzed by the People Committee.

Paragraph 3 - The managers and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to thirty (30) days, counted from the election, which will include the submission of the sworn-in to the Code of Ethical Conduct and Integrity of the Eletrobras Companies and other internal regulations issued by the Company.

Paragraph 4 - If the term of investiture is not signed within thirty (30) days after the election, it will become null and void, unless justified by the management body for which it has been elected.

Paragraph 5 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to Eletrobras.

Paragraph 6 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on corporate law, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office.

Paragraph 7 – When taking office, the administrator must subscribe to the Managers’ Term of Consent, in accordance with the Provisions of the Level 1 Regulation, and observe the other applicable legal requirements.

Article 23 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of Law 6,404 of 1976, and the accumulation of the positions of chairman of the board of directors and president of the Company by the same person is also prohibited.

Sole paragraph - The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave.

Article 24 - The term of office of the members of the Board of Directors and the Executive Board shall be extended until the effective investiture of the new members.

Article 25 - The Board of Directors and the Executive Board shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in Article 26 of these Bylaws.

Paragraph 1 - The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically.

Paragraph 2 - The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published.

Paragraph 3 - The Board of Directors shall meet, ordinarily, once a month, and the Executive Board, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations.

Paragraph 4 - It is incumbent upon the respective Chairmen, or the majority of the members of each body of Eletrobras’ management, to call the meetings of the Board of Directors and the Executive Board.

Paragraph 5 - In the resolutions of the Board of Directors and resolutions of the Executive Board, the respective Chairmen will have, in addition to the personal vote, the tiebreaker.

Paragraph 6 - The Board of Directors shall meet: (i) at least once a year, without the presence of the President of the Company; (ii) at least twice a year with the presence of the independent external auditors.

Paragraph 7 - The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city.

Article 26 - The approval of the qualified majority of two thirds of the members of the Board of Directors is required for deliberation on:

I - constitution of new companies though the association of Eletrobras and/or subsidiaries with third parties, referred to in paragraph 1 of Article 3 of these Bylaws;

II - transactions with related parties of any nature, except for the direct or indirect subsidiaries of the Company, observing the levels established in the Regulation of Authorities of the Eletrobras companies and without prejudice to the legal competence of the meeting;

III - issuance of securities within the authorized capital;

IV - amendment of the dividend distribution policy;

V - declaration of interim dividends.

Article 27 - The members of the Board of Directors and the Executive Board shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company.

Paragraph 1 - The Company shall ensure the defense in judicial and administrative proceedings to its managers, present and past, in addition to maintaining a permanent insurance contract in favor of these managers, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of exercise of the respective mandates.

Paragraph 2 - The guarantee provided for in the previous paragraph extends to:

I - to the members of the Fiscal Council and the members of the statutory advisory committees, present and past,

II - to the occupants of trust function, present and past; and

III – employees and agents, present and past, who legally act by delegation of the Company’s managers.

Paragraph 3 - The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's managers, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings involving acts performed in the exercise of their duties or powers, as from the date of their possession or the beginning of the contractual relationship with the Company.

Paragraph 4 - Indemnity agreements shall not cover:

I - acts performed outside the exercise of the duties or powers of its signatories;

II - acts with bad faith, intent, serious fault or fraud;

III - acts performed in their own interest or that of third parties, to the detriment of the company’s social interest;

IV - indemnities arising from social action provided for in article 159 of the Brazilian Corporation Law or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6,385/1976; or

V - other cases provided for in the indemnity contract.

Paragraph 5 - The indemnity contract shall be adequately disclosed and provide, among other issues:

I - the limit value of the coverage offered;

II - the coverage period; and

III - the decision-making procedure regarding the Payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company.

Paragraph 6 - The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract.

Paragraph 7 - It is assured to the Managers and Fiscal Directors, as well as to the former managers and former directors, the knowledge of information and documents contained in the Company’s records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate.

Paragraph 8 - In the event of the previous paragraph, the former managers and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company.

CHAPTER V

The Board of Directors

Article 28 – The Board of Directors shall be composed of nine (9) members, elected by the Shareholders’ Meeting, without alternates, with a unified management term of two (2) years, reelections being allowed, including:

I – a diretor elected in a separate vote at the Shareholders’ Meeting, by a majority of the shareholders holding preferred shares issued by Eletrobras; and

II – a director elected as employee representative, chosen by the direct vote of his peers among the active employees and in an election organized by the Company together with the union entities that represent them.

Paragraph 1 - Only preferred shareholders who prove the uninterrupted ownership of their shares during the period of at least three months immediately prior to the Shareholders’ Meeting may exercise the right to choose separately.

Paragraph 2 - The Board of Directors shall be composed of at least five (5) independent members.

Paragraph 3 - The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the regulation of the special governance segment of Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and may be based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting.

Paragraph 4 – The Board of Directors shall elect its Chairman and its eventual substitute, in the form of its Bylaws.

Article 29 - The shareholder who appoints a candidate to compose the Board of Directors of Eletrobras must inform the Company if the candidate meets all the requirements for investiture, in addition to reporting the other activities and positions, boards and committees that it integrates, especially positions of chairman of the board of directors.

Article 30 - In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last twelve (12) meetings, without justified reason or license granted by the Board of Directors.

Paragraph 1 - In the event of a vacancy in the position of Chairman of the Board of Directors, its substitute will guide, at the subsequent meeting of this collegiate, the proposal to elect a new Chairman and a new eventual substitute.

Paragraph 2 - In the event of vacancy in the position of director, the substitute shall be appointed by the Board of Directors and shall serve until the first shareholders’ meeting.

Article 31 - The Board of Directors is the senior management body responsible for establishing the general orientation of the Company’s business, defining its strategic direction, ensuring the proper functioning of corporate governance systems, risk management and internal controls and preserving the orderly succession of the management, aiming at the long-term interests of the Company, its continuity and the generation of sustainable value, and it is also responsible, without prejudice to the powers provided for in the legislation in force:

Strategy:

I – establish the guidelines and strategic objectives of the Company, including the definition of business identity;

II – discuss, approve, on a proposal from the Executive Board, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans;

III - define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market;

IV - approve the investment projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies;

Financial statements, dividends and meetings:

V – express an opinion on the management reports, as well as on the accounts of the Executive Board;

VI - submit to the Annual Shareholders’ Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors;

VII - authorize the call and submit to the Shareholders’ Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item “general matters”;

VIII - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council;

IX - resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board;

Securities and corporate transactions:

X - authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares;

XI - approve the issuance of common shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment;

XII - exchange of shares or other securities issued by the Company;

XIII - express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation;

Governance:

XIV - approve its Internal Regulations and those of its advisory committees, the Code of Ethical Conduct of Eletrobras, the main policies of the Eletrobras companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social responsibility, governance, as well as regulations dealing with powers, remuneration and appointment of managers and personnel;

XV - elect and dismiss, at any time, the members of the Company’s Executive Board;

XVI – appoint and dismiss the holder of the Internal Audit, the holder of the Superintendence of Governance and the holder of the Secretariat of Governance;

XVII – elect the members of the advisory committees and working groups of the Board, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee;

XVIII - define the variable remuneration program an establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market;

XIX - evaluate, annually, the individual and collective performance of the managers and the collective performance of their advisory committees, with the procedural and methodological support of the People Committee;

XX - approve indications, proposed by the Executive Board, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board;

XXI – resolve on matters that, by virtue of legal provision or by determination of the Shareholders’ Meeting, fall under its purview;

XXII – decide on the omitted cases of these Bylaws and delegate to the Executive Board matters within its purview not included in the list of legal attributions of the Board of Directors;

Risks, internal controls and compliance:

XXIII - implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which Eletrobras and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud;

XXIV - approve the annual work plan of the Internal Audit

XXV - examine, at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other contracts;

Legal acts and business:

XXVI - express an opinion on acts and approve contracts, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies;

XXVII - approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Regulation of Authorities of Eletrobras companies;

XXVIII - approve the transfer of ownership of the Company’s assets, constitution of real liens and the provision of guarantees to obligations to third parties, in accordance with the levels established in the Regulations of the Eletrobras companies;

XXIX – choose and dismiss the independent auditors;

XXX – resolve on the Company’s strategic trademarks and patents;

XXXI - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies’ Integrity Program and the Eletrobras Companies’ Code of Ethical Conduct and Integrity, in accordance with the levels established in the Eletrobras Companies’ Regulations, and also considering the Company’s social responsibilities, as provided for in paragraph 4 of article 154 of the Brazilian Corporation Law;

XXXII – approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions;

XXXIII - approve the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the cost of these benefits;

XXXIV - approve, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies;

Business management and efficiency:

XXXV - determine the distribution and redistribution of charges and duties among the members of the Executive Board;

XXXVI - grant leave or license to the President of the Company, including paid leave;

XXXVII - approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program;

XXXVIII – approve the maximum number of personnel of Eletrobras companies and general guidelines for hiring personnel at Eletrobras and its subsidiaries;

XXXIX - approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board;

XL - approve the business performance goals of the subsidiaries.

Associative guidelines:

XLI - authorize the incorporation of wholly-owned subsidiaries, the Company’s interests in subsidiaries or affiliates, the transfer of termination of such interest, as well as the acquisition of shares or quotas of other companies;

XLII - resolve on the association referred to in paragraph 1 of Article 3 of these Bylaws;

XLIII - resolve on the shareholders’ agreements to be signed by Eletrobras and its subsidiaries and, in the case of amendments, only when it involves aspects related to Article 118 of Law 6,404/1976; and

XLIV - deliberate on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector.

Paragraph 1 - The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition (“OPA”) that has as its object the shares issued by the company, within fifteen (15) days of the publication of the notice of said OPA, in which it will manifest, at least:

I - on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares;

II - regarding the strategic plans disclosed by the offeror in relation to the company; and

III - regarding the alternatives to the acceptance of the takeover bid available on the market.

Paragraph 2 - The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance.

Paragraph 3 - The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation.

Paragraph 4 - Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall:

I - convene and preside over the meetings of the body, observing compliance with the Bylaws and the Internal Regulations;

II - coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board, with the support of the People Committee; and

III - propose to the Board of Directors appointments to compose the advisory committees, including external members.

Article 32 - The Board of Directors, for the better performance of its functions, may create Committees or transitory work groups with defined objectives, being composed by members of Management and professionals with specific knowledge.

Paragraph 1 - The Board of Directors shall have the permanent support of three (3) statutory advisory committees with specific duties of analysis and recommendation on certain matters, directly linked to the Board:

I - People Committee;

II - Strategy, Governance and Sustainability Committee;

III - Audit and Risk Committee.

Paragraph 2 – The committees mentioned in the previous paragraph will have their compositions and other rules of operation disciplined in their respective internal regulations, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of Eletrobras.

Paragraph 3 – The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors;

Article 33 – The purpose of the Audit and Risk Committee is to advise the Company’s Board of Directors in the exercise of its functions and will have attribution, without prejudice to others provided for in its Bylaws, approved by the Board of Directors, for analysis and manifestation on the following matters:

I – give an opinion on the hiring and dismissal of independent audit services;

II - supervise the activities: a) of the independent auditors, in order to evaluate their Independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company; b) the internal control area of the company; c) the internal audit area of the company; and d) the area of preparation of the company’s financial statements;

III - evaluate the quarterly information, interim statements and financial statements;

IV - monitor the quality and integrity of: a) the internal control mechanisms; b) the quarterly information, interim statements and financial statements of the Company; and c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements;

V - evaluate and monitor the company's risk exposures;

VI - evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures;

VII - prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) its activities, the results and conclusions reached and the recommendations made; and b) any situations in which there is significant disagreement between the company's management, the independent auditors and the CAE in relation to the company's financial statements;

VIII – have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures for protect the provider and the confidentiality of the information;

IX - monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and

X - evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties.

Paragraph 1 - The Statutory Audit Committee shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the Company's sector of activity, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by CVM, and all its members shall be independent, among which, at least one (1) shall be an independent Board Member of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE").

Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risk Committee, and the election of external members other than directors is also allowed, provided that the independence requirements are met.

Paragraph 3 - In case of vacancy of a member of the Audit and Risk Committee, the Board of Directors shall elect its successor to start a new term of office.

Paragraph 4 - The Audit and Risk Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made.

Paragraph 5 - The Audit and Risk Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation.

Paragraph 6 - The participation, as members of the Audit and Risk Committee, of officers of the Company, its subsidiaries and affiliates is prohibited.

Article 34 - The People Committee shall analyze the requirements for investiture in the position of management and fiscal councilor of the Company, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that deal with appointments of managers and fiscal directors.

Sole paragraph - It is also incumbent upon the People Committee to assist the Board of Directors in the preparation and monitoring of the management succession plan, in the strategy of remuneration of the managers and members of the advisory committees and in the proposals and other matters relating to personnel policy.

Article 35 - The purpose of the Strategy, Governance and Sustainability Committee shall be to advise the Board of Directors on strategic matters, sustainability practices and their alignment with strategic and business plans, corporate governance practices, in addition to other duties conferred on it by the Board of Directors and contained in its Bylaws.

CHAPTER VI

The Executive Board

Article 36 - The Executive Board, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to fifteen (15) Executive Vice-Presidents, of a statutory nature, residing in the country, respecting the minimum of three (3) members, with a unified management term of two (2) years, being allowed renewals.

Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position.

Paragraph 2 - The members of the Executive Board shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions in subsidiaries and affiliates of the Company and in boards of management/deliberative boards of other companies and associations.

Paragraph 3 - A person who has already completed sixty-five (65) years of age on the date of the election cannot be elected to occupy a position on the Executive Board, except in exceptional cases duly justified and approved by the Board of Directors.

Article 37 - The members of the Executive Board may not depart from the position for more than thirty days consecutive days or not, without leave or authorization from the Board of Directors.

Paragraph 1 - The President and the other Executive Vice-Presidents shall be entitled, annually, to thirty (30) days of paid leave, with the prior authorization of the Executive Board, which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity.

Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute.

Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced member.

Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board, who shall act until the election and investiture of the new President.

Article 38 - It is incumbent upon the Executive Board and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors.

Paragraph 1 - The Board of Directors may delegate duties to the Executive Board, except for those expressly provided for by law and subject to the powers established in such delegations.

Paragraph 2 - The duties of the Executive Board may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments.

Article 39 – The Executive Board is responsible for:

I - evaluate and submit to the Board of Directors the deliberative matters within its scope, including: (a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans; (b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects; (c) the Company's costing and investment budgets; (d) the performance results of the Company's activities; (e) the policies and regulations and other regulations of the Board of Directors;

II - take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in the Eletrobras companies;

III - approve the other policies of Eletrobras companies and Eletrobras standards, and may extend them to subsidiaries;

IV - prepare Eletrobras' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution;

V – approve changes in the organizational structure of the Company and its subsidiaries;

VI - approve the creation and extinction of non-statutory Committees and Commissions, linked to the Executive Board or its members, approving the respective operating rules, attributions and limits of competence for performance;

VII – define its Internal regulations and any changes;

VIII - instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which Eletrobras appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines;

IX - deliberate on the matters that may be submitted by the President or by any other Executive Vice President;

X - delegate competence to the Executive Vice Presidents to decide, in isolation, on issues included in the duties of the Executive Board;

XI - delegate powers to Executive Vice Presidents and employees to authorize expenses, establishing limits and conditions;

XII – define the staffing of the Company’s areas;

XIII - supervise the negotiation process with union entities, as well as propose mediation and collective bargaining agreements;

XIV - ensure the implementation of the Company's strategic and multi-annual plans and annual spending and investment programs with their respective projects, respecting the approved budget limits;

XV - monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators;

XVI - monitor and control the activities of the companies in which the Company participates, or with which it is associated;

XVII - prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risk Committee, and to the examination and resolution of the Shareholders' Meeting;

XVIII – approve the Company’s quarterly financial information;

XIX - approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector;

XX - establishing voting guidance for all Eletrobras subsidiary companies in Meetings of the Electric Energy Trading Chamber - CCEE;

XXI - resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies;

XXII - supervise and monitor business companies, including Special Purpose Entities - SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business;

XXIII - evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators;

XXIV - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Companies' Code of Ethical Conduct and Integrity, in accordance with the levels established in the Eletrobras Companies' Regulation, and also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the Brazilian Corporation Law;

XXV - approve Eletrobras' appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras; and

XXVI - resolve on amendments to shareholders' agreements to be signed by Eletrobras and its subsidiaries, when they do not involve aspects related to Article 118 of Law 6,404/1976.

CHAPTER VII

Duties of the President and the Vice-Presidents Directors

Article 40 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors:

I - to call, chair and coordinate the work of the meetings of the Executive Board;

II - to propose to the Board of Directors the appointment of the Executive Vice-Presidents and, when applicable, the members of the subsidiaries' boards of directors;

III - to provide information to the Board of Directors and the Fiscal Council of the Company;

IV - to promote the formulation, management and monitoring of strategic planning and the multiannual and annual business and management plans of Eletrobras, as well as to supervise their preparation and execution;

V - to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President, as well as appoint representatives, attorneys-in-fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers;

VI - together with another Executive Vice President, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice Presidents and to attorneys-in-fact or employees of Eletrobras, in accordance with the scope defined by the Executive Board; and

VII – coordinate the activities of the members of the Executive Board.

Article 41 - The duties of the other Vice-Presidents Directors are, without prejudice to other activities assigned to them by the Board of Directors:

I - manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board;

II - participate in the meetings of the Executive Board, report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated;

III - comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation;

IV – designate employees for missions abroad; and

V – approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting.

Article 42 - The Executive Vice President who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading.

CHAPTER VIII

The Fiscal Council

Article 43 - The Fiscal Council, of non-permanent operation, when installed by the Shareholders' Meeting, in the form of the law, shall consist of three (3) to five (5) members and their respective alternates, elected by the Shareholders' Meeting, all residing in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for indications of managers and fiscal directors.

Paragraph 1 - The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, one (1) member and respective alternate.

Paragraph 2 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate.

Paragraph 3 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the Code of Ethical Conduct and Integrity of Eletrobras Companies and other internal regulations issued by the Company.

Article 44 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporation Law.

Article 45 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting:

I - supervise, by any of its members, the acts of the managers and verify the fulfillment of their legal and statutory duties;

II - give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting;

III - give an opinion on the proposals of the managers, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company;

IV - report, by any of its members, to the management bodies and, if these do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company;

V - convene the Annual Shareholders' Meeting if the managers delay for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they consider necessary;

VI - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board;

VII – examine the financial statements for the fiscal year and give an opinion on them;

VIII – approve its internal Regulations and any amendments;

IX - monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information;

X - exercise the attributions in items I to VIII during any liquidation of the Company; and

XI – perform the annual self-assessment of its performance.

Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered.

Article 46 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations.

Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations.

CHAPTER IX

Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and Manifestation Handling

Article 47 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risk Committee.

Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, as well as advising the Board of Directors, the Audit and Risk Committee, the Executive Board and the Fiscal Council.

Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors.

Article 48 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation.

CHAPTER X

Fiscal Year and Financial Statements

Article 49 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation.

Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than twenty-five percent (25%) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy.

Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes.

Article 50 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation:

I - at least twenty-five percent (25%) of the balance of net income for the year, obtained after the deduction the legal reserve referred to in the caput of this article, will be distributed as dividend to all shareholders of the Company, pursuant to paragraph 1 of Article 49;

II - up to seventy-five percent (75%) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed seventy-five percent (75%) of the paid-in capital stock.

Article 51 - The Board of Directors, at the proposal of the Executive Board, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet.

Article 52 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board, reverting to Eletrobras those that are not claimed within three (3) years after the date of commencement of payment.

ANNEX 25

Minutes of the Eletrobras Executive Board Meeting

PR Rua da Quitanda, 196, 24º andar 20091-005 - Rio de Janeiro - RJ Tel.: (21) 2514-6001

MINUTES OF THE THREE THOUSAND ONE HUNDRED NINETEENTH MEETING OF THE BOARD OF EXECUTIVE OFFICERS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS, HELD ON DECEMBER 2ND, 2022.

NIRE 53300000859/CNPJ No. 00001180/0001-26

This is to certify that, for all due purpose, that on the second day of December of 2022, at 4:00 p.m., was held the 3,119th meeting of the Board of Executive Officers, remotely. The Chief Executive Officer, Mr. WILSON FERREIRA JR., the Chief Financial and Investor Relations Officer, Ms. ELVIRA BARACUHY CAVALCANTI PRESTA, the Chief Governance, Risks and Compliance Officer, Ms. CAMILA GUALDA SAMPAIO ARAUJO, the Chief of Corporate Management and Sustainability Officer, Mr. LUIZ AUGUSTO P. ANDRADE FIGUEIRA, the Chief Generation Officer, Mr. PEDRO LUIZ DE OLIVEIRA JATOBÁ, the Chief Transmission Officer, Mr. MARCIO SZECHTMAN, and the Chief of Regulation and Institutional Relations Officer, Mr. RODRIGO LIMP NASCIMENTO were present. Agenda. DELIBERATION. RES-575. Redemption of Class A Shares and Merger of Shares. CLASSIFICATION: Public. TPR – Subject Placement: Não ( ) Sim (x)/Market disclousure: Não ( ) Sim (x). The Board of Executive Officers of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercing the powers vested in them, and pursuant to the terms of the Report to Board of Executive Officers DC-194, on 12.02.2022, after analyses, DECIDED to approve and submitt to the Board of Directors:

1.       to approve the following agenda for the 185th Extraordinary Gerneral Meeting:

1.	Redemption of Class A Preferred Shares
(i)	as authorized by article 16 of the Company’s Bylaws, the redemption of all the "class A" preferred shares issued by the Company ("Class A Preferred Shares”) in the amount of BRL 48,4502 (forty eight Brazilian reais and four thousand, five hundred and two thousandths of cents) per Class A Preferred Share, and the consequent cancellation of the redeemed Class A Preferred Shares (“Redemption of Class A Preferred Shares”); and
(ii)	subject to the approval of the resolution in subitem (i) above, the amendment to the Bylaws to reflect the Redemption of Class A Preferred Shares, more specifically, the amendment to the caption of article 4 and item II of paragraph 1 of article 11, caption, paragraphs 4 and 5, and the exclusion of paragraph 1 of article 11.
·
2.	CHESF Merger of Shares
(i)	subject to the approval of the resolutions provided for in item 6 below and in subitems (ii) to (vii) below, approve the Protocol and Justification of the Merger of Shares, entered into between the officers of the Company and the officers of Companhia Hidro Elétrica do São Francisco ("CHESF"), which sets forth the terms and conditions of the merger of all shares issued by CHESF into the Company ("CHESF Merger of Shares" and "CHESF Protocol and Justification", respectively);
(ii)	subject to the approval of the resolutions provided for in item 6 below and in subitem (i) above, ratify the appointment of Taticca Auditores Independentes S.S. ("Taticca") as the appraisal firm responsible for preparing the appraisal reports on the net book value of the shares issued by the Company ("Eletrobras Accounting Appraisal Report") and by CHESF (“CHESF Accounting Appraisal Report”);

PR Rua da Quitanda, 196, 24º andar 20091-005 - Rio de Janeiro - RJ Tel.: (21) 2514-6001

(iii)	subject to the to the approval of the resolutions in item 6 below and the resolution in subitems (i) and (ii) above, approve the Eletrobras Accounting Appraisal Report and the CHESF Accounting Appraisal Report;
(iv)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) above, ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. (“EY”) as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company ("Eletrobras Article 264 Appraisal Report") and of CHESF ("CHESF Article 264 Appraisal Report");
(v)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report and CHESF Article 264 Appraisal Report;
(vi)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (v) above, approve the CHESF Merger of Shares, pursuant to the CHESF Protocol and Justification, with the consequent increase of the Company's capital stock in the total amount of BRL 91,895,173.09 (ninety one million, eight hundred and ninety five thousand, one hundred and seventy three reais and nine cents), equivalent to the net book value of the shares issued by CHESF not yet held by the Company and that, as a result of the CHESF Merger of Shares, will be held by the Company, such value having been determined in the CHESF Accounting Appraisal Report, with the consequent issuance of 1,886,189 (one million, eight hundred and eighty-six thousand, one hundred and eighty-nine) new common shares by the Company, all book-entry and without par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including participation in the results of the current fiscal year; and
(vii)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (vi) above, to authorize the Company's officers to deliver the shares issued within the Company's capital increase resulting from the CHESF Merger of Shares, to CHESF's shareholders, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.
·
3.	CGT Eletrosul Merger of Shares
(i)	subject to the approval of the resolutions provided for in item 6 below and in subitems (ii) to (vii) below, approve the Protocol and Justification of the Merger of Shares, entered into between the directors of the Company and the directors of Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil ("CGT Eletrosul"), which establishes the terms and conditions of the merger of all shares issued by CGT Eletrosul into the Company ("CGT Eletrosul Merger of Shares" and "CGT Eletrosul Protocol and Justification", respectively);
(ii)	subject to the approval of the resolutions provided for in item 6 below and in subitem (i) above, ratify the appointment of Taticca as the appraisal company responsible for preparing the appraisal reports on the net book equity value of the shares issued by the Company and CGT Eletrosul (“CGT Eletrosul Account Appraisal Report”);

PR Rua da Quitanda, 196, 24º andar 20091-005 - Rio de Janeiro - RJ Tel.: (21) 2514-6001

(iii)	subject to the approval of the resolutions provided for in item 6 below and in subitem (i) and (ii) above, approve the Eletrobras Accounting Appraisal Report (if it has not already been approved under the terms of subitem (iii) above) and the CGT Eletrosul Accounting Appraisal Report;
(iv)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) above, ratify the appointment of EY as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company and of CGT Eletrosul ("CGT Eletrosul Article 264 Appraisal Report”);
(v)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report (if it has not already been approved under the terms of subitem (iv) of item 2 above) and the CGT Eletrosul Article 264 Appraisal Report;
(vi)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (v) above, approve CTG Eletrosul Merger Share, pursuant to the CGT Eletrosul Protocol and Justification, with the consequent increase of the Company’s capital stock and in the total amount of BRL 3,836,285.00 (three million, eight hundred and thirty-six thousand, two hundred and eighty-five reais) equivalent to the value of the book equity of shares issued by CGT Eletrosul not yet held by the Company and which, as a result of the Merger of CGT Eletrosul, will be held by the Company, such value having been determined in the CTG Eletrosul Accounting Appraisal Report, with the consequent issuance of 78,741 (seventy-eight thousand, seven hundred ad forty-one) new common shares by the Company, all book-entry and with no par value, with the same rights and obligations currently assigned to the common shares already issued by the Company, including participation in the results of the current fiscal year; and
(vii)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (vi) above, authorize the Company’s directors to deliver the shares issued within the Company’s capital increase resulting from the CGT Eletrosul Merger of Shares, to the shareholders of CGT Eletrosul, represented by their respective directors pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.
·
4.	Furnas Merger of Shares
(i)	subject to the approval of the resolutions provided for in item 6 below and the resolutions in subitems (ii) to (vii) below, approve the Protocol and Justification of Shares Merger, entered into between the directors of the Company and the directors of Companhia de Geração e Furnas Centrais Elétricas S.A. (“Furnas”), establishing the terms and conditions for the incorporation of all shares issued by Furnas by the Company (“Furnas Merger of Shares” and “Furnas Protocol and Justification”, respectively);
(ii)	subject to the approval of the resolutions provided for in item 6 below and in subitem (i) above, ratify the appointment of Taticca as the appraisal company responsible for preparing the appraisal reports on the net book value of the shares issued by the Company and Furnas (“Furnas Accounting Appraisal Report”);

PR Rua da Quitanda, 196, 24º andar 20091-005 - Rio de Janeiro - RJ Tel.: (21) 2514-6001

(iii)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) and (ii) above, to approve the Eletrobras Accounting Appraisal Report (if it has not already been approved under item (iii) of items 2 or 3 above) and the Furnas Accounting Appraisal Report;
(iv)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) above, ratify the appointment of EY as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company and of Furnas ("Furnas Article 264 Appraisal Report”);
(v)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report (if it has not already been approved under subitem (iv) of items 2 or 3 above) and the Furnas Article 264 Appraisal Report;
(vi)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (v) above, to approve the Furnas Merger of Shares, pursuant to the terms of the Furnas Protocol and Justification, with the consequent increase in the Company's capital stock to a total value between BRL 119,360,374.59 (one hundred and nineteen million, three hundred and sixty thousand, three hundred and seventy four reais and fifty nine cents) and BRL 157,694,180.25 (one hundred and fifty seven million, six hundred and ninety four thousand, one hundred and eighty reais and twenty five cents), equivalent to the net book value of the shares issued by Furnas not yet held by the Company and which, as a result of the Furnas Merger of Shares, shall be held by the Company, such value having been ascertained in the Furnas Accounting Appraisal Report, with the consequent issue of 2,449,925 (two million, four hundred and forty-nine thousand, nine hundred and twenty-five) to 3,236,743 (three million, two hundred and thirty-six thousand, seven hundred and forty-three) new common shares by the Company, all book-entry, without par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including profit sharing for the current fiscal year. The effective numbers of the value of the increase and shares within the range indicated above will be fixed based on the parameters indicated in the Management Proposal; and
(vii)	subject to the approval of the resolutions in item 6 below and in subitems (i) to (vi) above, to authorize the Company's officers to deliver the shares issued within the Company's capital increase resulting from the Furnas Merger of Shares to the shareholders of Furnas, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.

PR Rua da Quitanda, 196, 24º andar 20091-005 - Rio de Janeiro - RJ Tel.: (21) 2514-6001

·
5.	Incorporação de Ações da Eletronorte
(i)	subject to the approval of the resolution provided for in item 6 below and in subitems (ii) to (vii) below, to approve the Protocol and Justification of the Merger of Shares, entered into between the officers of the Company and the officers of Centrais Elétricas do Norte do Brasil S.A. (“Eletronorte” and, together with CHESF, CGT, Eletrosul and Furnas, the “Subsidiaries”), which establishes the terms and conditions of the merger of all shares issued by Furnas into the Company ("Eletronorte Merger of Shares" and "Eletronorte Protocol and Justification", respectively; with the Eletronorte Merger of Shares, CHESF Merger of Shares, CGT Eletrosul Merger of Shares and Furnas Merger of Shares being joint referred to as the “Merger of Shares”; and the CHESF Protocol and Justification, CGT Eletrosul Protocol and Justification, Furnas Protocol and Justification and Eletronorte Protocol and Justification being jointly referred to as the “Protocols and Justifications”);
(ii)	subject to the approval of the resolution provided for in item 6 below and the resolution in subitem (i) above, ratify the appointment of Taticca as the appraisal company responsible for preparing the appraisal reports on the net book value of the shares issued by the Company and Eletronorte ("Eletronorte Accounting Appraisal Report”);
(iii)	subject to the approval of the resolution provided for in item 6 below and the in subitems (i) and (ii) above, approve the Eletrobras Accounting Appraisal Report (if not already approved under item (iii) of items 2, 3 or 4 above) and the Eletronorte Accounting Appraisal Report;
(iv)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) above, ratify the appointment of EY as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company and of Eletronorte ("Eletronorte Article 264 Appraisal Report”);
(v)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report (if it has not already been approved under subitem (v) of items 2, 3 or 4 above) and the Eletronorte Article 264 Appraisal Report;
(vi)	subject to the approval of the resolution provided for in item 6 below and of the resolutions in subitems (i) to (v) above, to approve the Eletronorte Merger of Shares, pursuant to the Eletronorte Protocol and Justification, with the consequent increase in the Company's capital stock in the total amount of BRL 70,993,677.08 (seventy million, nine hundred and ninety-three thousand, six hundred and seventy-seven reais and eight cents), equivalent to the net book value of the shares issued by Eletronorte not yet held by the Company and which, as a result of the Eletronorte Merger of Shares, will be held by the Company, such value having been determined in the Eletronorte Accounting Appraisal Report, with the consequent issuance of 1,457,177 (one million, four hundred and fifty-seven thousand, one hundred and seventy-seven) new common shares by the Company, all book-entry and with no par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including the participation in the results of the current fiscal year; and
(vii)	subject to the approval of the resolutions provided for in subitems (i) to (vi) above, to authorize the Company's directors to deliver the shares issued within the Company's capital increase resulting from the Eletronorte Merger of Shares, to Eletronorte's shareholders, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.

PR Rua da Quitanda, 196, 24º andar 20091-005 - Rio de Janeiro - RJ Tel.: (21) 2514-6001

6.	Reform and Consolidation of the Bylaws

If any of the resolutions in items 2 to 5 above are approved, approve the amendment to the caption of article 4 of the Company's Bylaws due to the Company's capital increase resulting from the Mergers of Shares that have been approved by the shareholders; as well as approve the consolidation of the Company's Bylaws considering all the amendments approved by the shareholders in this meeting.

2.       to determine that the Chief Financial and Investor Relations Officer and the Chief Governance, Risks and Compliance Officer adopt, each one within its scope of performance, the necessary provisions to the fulfillment of this Resolution.

Having no further business to discuss, the Chief Executive Officer called the work to na end, determing the draw up of this certificate which, after being read and approved, was signed by me, CLAUDIA LEITE TEIXEIRA CASIUCH, Executive Secretary, that darw it up. The other matters discussed at the meeting were omitted from this certificate, since they concern interests that are merely internal to the Company, a legitimate precaution supported by the management's duty of confidentiality, pursuant to the caption of article 155 of the Corporate Law, and therefore fall outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law.

Rio de Janeiro, December 3, 2022.

CLAUDIA LEITE TEIXEIRA CASIUCH

Executive Secretary

ANNEX 26

Minutes of the Eletrobras Board of Directors Meeting

CA Rua da Quitanda, nº 196, 25th floor 22210-030 Rio de Janeiro – RJ Extract of DEL-165/2022 RCA 958, of 12.05.2022

CERTIFICATE

MINUTES OF THE NINTH HUNDRED FIFTY-NINETH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

CNPJ/ME no. 00001180/0001-26

NIRE 53.3.00000859

On the fifth day of December of the year two thousand and twenty-two, at 09:00 am, the Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras ("Company"), with its central office located at Rua da Quitanda, nº 196, 25th floor, Centro, Rio de Janeiro - RJ, held its 959th meeting, at its headquarters, with the closing of the works recorded at 9:30 a.m. of the same day. The call was made by order of the Chairman of the Board of Directors, by means of electronic mail, pursuant to the Company's Bylaws and Internal Regulations. Director IVAN DE SOUZA MONTEIRO (ISM) assumed the chairmanship of the work in person. The Directors CARLOS EDUARDO RODRIGUES PEREIRA (CRP), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), VICENTE FALCONI CAMPOS (VFC), and FELIPE VILLELA DIAS (FVD) participated remotely via videoconference. The Directors PEDRO BATISTA DE LIMA FILHO (PBL), DANIEL ALVES FERREIRA (DAF) and MARISETE FÁTIMA DADALD PEREIRA (MFP) issued by electronic mail their votes in favor of the agenda, under the terms of item 8.6.1.1 of the Internal Regulations, having been computed, for such purposes, in the quorums of installation, of those present and of deliberation. There was no record of absence in the meeting. The council was hosted by the Governance Superintendent BRUNO KLAPPER LOPES (BKL) with the support of the Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). Pursuant to the provisions of art. 163, III, paragraph 3, of Law no. 6,404/1976, the following members of Eletrobras' Fiscal Council participated in the entire meeting as guests: Antônio Emilio Bastos de Aguiar Freire, Carlos Eduardo Teixeira Taveiros.

Agenda: The Eletrobras Executive Board, through Resolution RES-575/2022, of December 2nd, 2022, formalized a resolution proposal with the objective to call the 185th Extraordinary Shareholders’ Meeting with the following Agenda:

1.	Redemption of Class A Preferred Shares

(i)	as authorized by article 16 of the Company’s Bylaws, the redemption of all the "class A" preferred shares issued by the Company ("Class A Preferred Shares”) in the amount of BRL 48,4502 (forty eight Brazilian reais and four thousand, five hundred and two thousandths of cents) per Class A Preferred Share, and the consequent cancellation of the redeemed Class A Preferred Shares (“Redemption of Class A Preferred Shares”); and
(ii)	subject to the approval of the resolution in subitem (i) above, the amendment to the Bylaws to reflect the Redemption of Class A Preferred Shares, more specifically, the amendment to the caption of article 4 and item II of paragraph 1 of article 11, caption, paragraphs 4 and 5, and the exclusion of paragraph 1 of article 11.

2.	CHESF Merger of Shares

(i)	subject to the approval of the resolutions provided for in item 6 below and in subitems (ii) to (vii) below, approve the Protocol and Justification of the Merger of Shares, entered into between the officers of the Company and the officers of Companhia Hidro Elétrica do São Francisco ("CHESF"), which sets forth the terms and conditions of the merger of all shares issued by CHESF

CA Rua da Quitanda, nº 196, 25th floor 22210-030 Rio de Janeiro – RJ Extract of DEL-165/2022 RCA 958, of 12.05.2022

into the Company ("CHESF Merger of Shares" and "CHESF Protocol and Justification", respectively);

(ii)	subject to the approval of the resolutions provided for in item 6 below and in subitem (i) above, ratify the appointment of Taticca Auditores Independentes S.S. ("Taticca") as the appraisal firm responsible for preparing the appraisal reports on the net book value of the shares issued by the Company ("Eletrobras Accounting Appraisal Report") and by CHESF (“CHESF Accounting Appraisal Report”);
(iii)	subject to the to the approval of the resolutions in item 6 below and the resolution in subitems (i) and (ii) above, approve the Eletrobras Accounting Appraisal Report and the CHESF Accounting Appraisal Report;
(iv)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) above, ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. (“EY”) as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company ("Eletrobras Article 264 Appraisal Report") and of CHESF ("CHESF Article 264 Appraisal Report");
(v)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report and CHESF Article 264 Appraisal Report;
(vi)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (v) above, approve the CHESF Merger of Shares, pursuant to the CHESF Protocol and Justification, with the consequent increase of the Company's capital stock in the total amount of BRL 91,895,173.09 (ninety one million, eight hundred and ninety five thousand, one hundred and seventy three reais and nine cents), equivalent to the net book value of the shares issued by CHESF not yet held by the Company and that, as a result of the CHESF Merger of Shares, will be held by the Company, such value having been determined in the CHESF Accounting Appraisal Report, with the consequent issuance of 1,886,189 (one million, eight hundred and eighty-six thousand, one hundred and eighty-nine) new common shares by the Company, all book-entry and without par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including participation in the results of the current fiscal year; and
(vii)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (vi) above, to authorize the Company's officers to deliver the shares issued within the Company's capital increase resulting from the CHESF Merger of Shares, to CHESF's shareholders, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.

3.	CGT Eletrosul Merger of Shares

(i)	subject to the approval of the resolutions provided for in item 6 below and in subitems (ii) to (vii) below, approve the Protocol and Justification of the Merger of Shares, entered into between the directors of the Company and the directors of Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil ("CGT Eletrosul"), which establishes the terms and conditions of the merger of all shares issued by CGT Eletrosul into the Company ("CGT Eletrosul Merger of Shares" and "CGT Eletrosul Protocol and Justification", respectively);
(ii)	subject to the approval of the resolutions provided for in item 6 below and in subitem (i) above, ratify the appointment of Taticca as the appraisal company responsible for preparing the appraisal reports on the net book equity value of the shares issued by the Company and CGT Eletrosul (“CGT Eletrosul Account Appraisal Report”);

CA Rua da Quitanda, nº 196, 25th floor 22210-030 Rio de Janeiro – RJ Extract of DEL-165/2022 RCA 958, of 12.05.2022
(iii)	subject to the approval of the resolutions provided for in item 6 below and in subitem (i) and (ii) above, approve the Eletrobras Accounting Appraisal Report (if it has not already been approved under the terms of subitem (iii) above) and the CGT Eletrosul Accounting Appraisal Report;
(iv)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) above, ratify the appointment of EY as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company and of CGT Eletrosul ("CGT Eletrosul Article 264 Appraisal Report”);
(v)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report (if it has not already been approved under the terms of subitem (iv) of item 2 above) and the CGT Eletrosul Article 264 Appraisal Report;
(vi)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (v) above, approve CTG Eletrosul Merger Share, pursuant to the CGT Eletrosul Protocol and Justification, with the consequent increase of the Company’s capital stock and in the total amount of BRL 3,836,285.00 (three million, eight hundred and thirty-six thousand, two hundred and eighty-five reais) equivalent to the value of the book equity of shares issued by CGT Eletrosul not yet held by the Company and which, as a result of the Merger of CGT Eletrosul, will be held by the Company, such value having been determined in the CTG Eletrosul Accounting Appraisal Report, with the consequent issuance of 78,741 (seventy-eight thousand, seven hundred ad forty-one) new common shares by the Company, all book-entry and with no par value, with the same rights and obligations currently assigned to the common shares already issued by the Company, including participation in the results of the current fiscal year; and
(vii)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (vi) above, authorize the Company’s directors to deliver the shares issued within the Company’s capital increase resulting from the CGT Eletrosul Merger of Shares, to the shareholders of CGT Eletrosul, represented by their respective directors pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.

4.	Furnas Merger of Shares

(i)	subject to the approval of the resolutions provided for in item 6 below and the resolutions in subitems (ii) to (vii) below, approve the Protocol and Justification of Shares Merger, entered into between the directors of the Company and the directors of Companhia de Geração e Furnas Centrais Elétricas S.A. (“Furnas”), establishing the terms and conditions for the incorporation of all shares issued by Furnas by the Company (“Furnas Merger of Shares” and “Furnas Protocol and Justification”, respectively);
(ii)	subject to the approval of the resolutions provided for in item 6 below and in subitem (i) above, ratify the appointment of Taticca as the appraisal company responsible for preparing the appraisal reports on the net book value of the shares issued by the Company and Furnas (“Furnas Accounting Appraisal Report”);
(iii)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) and (ii) above, to approve the Eletrobras Accounting Appraisal Report (if it has not already been approved under item (iii) of items 2 or 3 above) and the Furnas Accounting Appraisal Report;
(iv)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) above, ratify the appointment of EY as the appraisal firm responsible for preparing the appraisal reports, for the purposes of

CA Rua da Quitanda, nº 196, 25th floor 22210-030 Rio de Janeiro – RJ Extract of DEL-165/2022 RCA 958, of 12.05.2022

article 264 of the Brazilian Corporate Law, of the Company and of Furnas ("Furnas Article 264 Appraisal Report”);

(v)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report (if it has not already been approved under subitem (iv) of items 2 or 3 above) and the Furnas Article 264 Appraisal Report;
(vi)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (v) above, to approve the Furnas Merger of Shares, pursuant to the terms of the Furnas Protocol and Justification, with the consequent increase in the Company's capital stock to a total value between BRL 119,360,374.59 (one hundred and nineteen million, three hundred and sixty thousand, three hundred and seventy four reais and fifty nine cents) and BRL 157,694,180.25 (one hundred and fifty seven million, six hundred and ninety four thousand, one hundred and eighty reais and twenty five cents), equivalent to the net book value of the shares issued by Furnas not yet held by the Company and which, as a result of the Furnas Merger of Shares, shall be held by the Company, such value having been ascertained in the Furnas Accounting Appraisal Report, with the consequent issue of 2,449,925 (two million, four hundred and forty-nine thousand, nine hundred and twenty-five) to 3,236,743 (three million, two hundred and thirty-six thousand, seven hundred and forty-three) new common shares by the Company, all book-entry, without par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including profit sharing for the current fiscal year. The effective numbers of the value of the increase and shares within the range indicated above will be fixed based on the parameters indicated in the Management Proposal; and
(vii)	subject to the approval of the resolutions in item 8 below and in subitems (i) to (vi) above, to authorize the Company's officers to deliver the shares issued within the Company's capital increase resulting from the Furnas Merger of Shares to the shareholders of Furnas, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.

5.	Incorporação de Ações da Eletronorte

(i)	subject to the approval of the resolution provided for in item 6 below and in subitems (ii) to (vii) below, to approve the Protocol and Justification of the Merger of Shares, entered into between the officers of the Company and the officers of Centrais Elétricas do Norte do Brasil S.A. (“Eletronorte” and, together with CHESF, CGT, Eletrosul and Furnas, the “Subsidiaries”), which establishes the terms and conditions of the merger of all shares issued by Furnas into the Company ("Eletronorte Merger of Shares" and "Eletronorte Protocol and Justification", respectively; with the Eletronorte Merger of Shares, CHESF Merger of Shares, CGT Eletrosul Merger of Shares and Furnas Merger of Shares being joint referred to as the “Merger of Shares”; and the CHESF Protocol and Justification, CGT Eletrosul Protocol and Justification, Furnas Protocol and Justification and Eletronorte Protocol and Justification being jointly referred to as the “Protocols and Justifications”);
(ii)	subject to the approval of the resolution provided for in item 6 below and the resolution in subitem (i) above, ratify the appointment of Taticca as the appraisal company responsible for preparing the appraisal reports on the net book value of the shares issued by the Company and Eletronorte ("Eletronorte Accounting Appraisal Report”);
(iii)	subject to the approval of the resolution provided for in item 6 below and the in subitems (i) and (ii) above, approve the Eletrobras Accounting Appraisal

CA Rua da Quitanda, nº 196, 25th floor 22210-030 Rio de Janeiro – RJ Extract of DEL-165/2022 RCA 958, of 12.05.2022

Report (if not already approved under item (iii) of items 2, 3 or 4 above) and the Eletronorte Accounting Appraisal Report;

(iv)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) above, ratify the appointment of EY as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company and of Eletronorte ("Eletronorte Article 264 Appraisal Report”);
(v)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report (if it has not already been approved under subitem (v) of items 2, 3 or 4 above) and the Eletronorte Article 264 Appraisal Report;
(vi)	subject to the approval of the resolution provided for in item 6 below and of the resolutions in subitems (i) to (v) above, to approve the Eletronorte Merger of Shares, pursuant to the Eletronorte Protocol and Justification, with the consequent increase in the Company's capital stock in the total amount of BRL 70,993,677.08 (seventy million, nine hundred and ninety-three thousand, six hundred and seventy-seven reais and eight cents), equivalent to the net book value of the shares issued by Eletronorte not yet held by the Company and which, as a result of the Eletronorte Merger of Shares, will be held by the Company, such value having been determined in the Eletronorte Accounting Appraisal Report, with the consequent issuance of 1,457,177 (one million, four hundred and fifty-seven thousand, one hundred and seventy-seven) new common shares by the Company, all book-entry and with no par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including the participation in the results of the current fiscal year; and
(vii)	subject to the approval of the resolutions provided for in subitems (i) to (vi) above, to authorize the Company's directors to deliver the shares issued within the Company's capital increase resulting from the Eletronorte Merger of Shares, to Eletronorte's shareholders, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.

6.	Reform and Consolidation of the Bylaws

If any of the resolutions in items 2 to 5 above are approved, approve the amendment to the caption of article 4 of the Company's Bylaws due to the Company's capital increase resulting from the Mergers of Shares that have been approved by the shareholders; as well as approve the consolidation of the Company's Bylaws considering all the amendments approved by the shareholders in this meeting.

Deliberation: DEL-176/2022. It was approved, without reservations and restrictions, by the unanimity of the Board of Directors present, and with the prior advice of the Company’s competent governance bodies, as applicable, all items on the Agenda indicated above.

Closing and drawing up: Having no further business to discuss concerning DEL-176/2022, the Chairman of the Board of Directors called the related work to an end and ordered the Governance Superintendent to draw up this Certificate, which, after being read and approved, was signed by the Chairman of the Board of Directors. The other matters discussed at the meeting were omitted from this certificate, since they concern interests that are merely internal to the Company, a legitimate precaution supported by the management's duty of confidentiality, pursuant to the caption of article 155 of the Corporate Law, and therefore fall outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law. It is recorded that the material pertinent to the items resolved in the present Board of Directors' Meeting is filed at the Company's headquarters. The resolution portrayed in this certificate is a faithful copy of the decision taken in the minutes of the meeting in question and contained in the appropriate book, which is filed at the Company's headquarters. The records and manifestations made by the Board Members were received, numbered consecutively, and filed at the Company's headquarters pursuant to paragraph 1, "b", of article 130 of the Brazilian Corporate Law. Present at the meeting and signatories of the minutes: Chairman: IVAN DE SOUZA MONTEIRO (ISM). Directors: CARLOS EDUARDO RODRIGUES PEREIRA (CRP), DANIEL ALVES FERREIRA (DAF), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP), PEDRO BATISTA DE LIMA FILHO (PBL), VICENTE FALCONI CAMPOS (VFC), and FELIPE VILLELA DIAS (FVD); Governance Officer BRUNO KLAPPER LOPES (BKL); Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ).

CA Rua da Quitanda, nº 196, 25th floor 22210-030 Rio de Janeiro – RJ Extract of DEL-165/2022 RCA 958, of 12.05.2022

Rio de Janeiro, December 5th, 2022.

_________________________________

IVAN DE SOUZA MONTEIRO

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.